Exhibit 2.1

SHARE PURCHASE AGREEMENT

by and among

PRIMERICA, INC.

PRIMERICA NEWCO, INC.

ETELEQUOTE LIMITED,

THE SELLING SHAREHOLDERS,

and

FORTIS ADVISORS LLC,
solely in its capacity as Sellers’ Representative

Dated as of April 18, 2021

TABLE OF CONTENTS

Page

1.	Description of Transaction
1.1	Sale and Purchase of the Distributed Interests and the Acquired Assets	2
1.2	Closing Consideration	2
1.3	Earn-Out Consideration	3
1.4	Closing Calculations	7
1.5	Final Purchase Price Calculation	7
1.6	Post-Closing Adjustment Payment	9
1.7	Consideration Spreadsheet	10
1.8	Withholding	11
1.9	Closing	11
1.10	Exchange of Distributed Interests	14
2.	Representations and Warranties Relating to the Company
2.1	Due Organization; Organizational Documents	15
2.2	Capital Structure	16
2.3	Financial Statements and Related Information	17
2.4	No Liabilities; Indebtedness	18
2.5	Absence of Changes	18
2.6	Tangible Personal Property	19
2.7	Bank Accounts	19
2.8	Real Property; Lease Agreements	19
2.9	Intellectual Property; Information Technology	20
2.10	Confidential Information and Invention Assignment Agreements	25
2.11	Contracts	25
2.12	Compliance with Laws	27
2.13	Permits	28
2.14	Tax Matters	28
2.15	Employee and Labor Matters; Benefit Plans	31
2.16	Environmental Matters	36
2.17	Insurance	36
2.18	Affiliate Transactions	36
2.19	Legal Proceedings; Orders	37
2.20	Authority; Binding Nature of Agreement	37
2.21	Non-Contravention; Consents	38
2.22	Significant Business Relationships	39
2.23	Foreign Corrupt Practices Act	39
2.24	Brokers	39
2.25	Producers	39
2.26	Sufficiency of Assets	40

2.27	No Additional Representations; Disclaimer	40
3.	Representations and Warranties Relating to the Selling Shareholders
3.1	Organization, Power and Authority	40
3.2	Authorization	40
3.3	Governmental Authorization	41
3.4	Non-Contravention; Consents	41
3.5	Company Shares	41
3.6	Litigation	42
3.7	Brokers	42
4.	Representations and Warranties of Parent and Purchaser
4.1	Organization and Standing; Ownership of Purchaser	42
4.2	Authority; Binding Nature of Agreement	42
4.3	Non-Contravention; Consents	43
4.4	Brokers	43
4.5	Cash Resources	43
4.6	Capital Structure	43
4.7	No Additional Representations; Disclaimer	44
5.	Certain Covenants of the Selling Shareholders and the Company
5.1	Access and Investigation	45
5.2	Operation of the Business of the Company	45
5.3	No Negotiation	49
5.4	Payoff Letters and Invoices	50
5.5	Cooperation with Financing	50
5.6	Acceleration of Unvested Shares	52
5.7	Forfeiture of Certain Unvested Shares	52
5.8	Pre-Closing Confidentiality Agreements	53
5.9	No Solicitation; No Hire	53
5.10	Virtual Data Room	53
5.11	Affiliate Transactions	53
5.12	Confidentiality	54
5.13	Conversion of Preferred Shares	54
5.14	Transfer of Certain Subsidiaries; Dissolution	54
5.15	Certain Vendor Agreements	55
6.	Certain Covenants of the Parties
6.1	Filings and Consents	55
6.2	Continuing Employees	57
6.3	Termination of Certain Company Employee Plans	58
6.4	Section 280G	58

6.5	Special Management Incentive Plan	59
6.6	Consideration Spreadsheet	59
6.7	Officer and Director Indemnification	59
6.8	R&W Policy	60
6.9	Earn-Out Period Covenants	60
6.10	Release of Claims	62
7.	Tax Matters
7.1	Liability for Taxes	64
7.2	Tax Matters	64
7.3	Assistance and Cooperation	67
8.	Conditions Precedent to Obligations of Parent and Purchaser
8.1	Accuracy of Representations	68
8.2	Performance of Covenants	68
8.3	Regulatory Approvals	68
8.4	No Material Adverse Effect	68
8.5	Closing Documents	69
8.6	No Restraints	69
8.7	Employment Agreement	69
8.8	Conversion of Preferred Shares; Acquired Companies Distribution	69
9.	Conditions Precedent to Obligations of the Company
9.1	Accuracy of Representations	69
9.2	Performance of Covenants	70
9.3	Regulatory Approvals	70
9.4	Closing Documents	70
9.5	No Restraints	70
9.6	D&O Tail Policy	70
10.	Termination
10.1	Termination Events	70
10.2	Termination Procedures	72
10.3	Effect of Termination	72
11.	Indemnification, Etc.
11.1	Survival of Representations, Etc.	72
11.2	Indemnification	73
11.3	Limitations	74
11.4	No Contribution	77
11.5	Claim Procedures	77
11.6	Defense of Third-Party Claims	80

11.7	Offset Rights	81
11.8	Exclusive Remedy	82
11.9	Exercise of Remedies Other Than by Parent and Purchaser	82
11.10	Tax Treatment of Indemnity Payments	82
12.	Miscellaneous Provisions
12.1	Sellers’ Representative	82
12.2	Further Assurances	84
12.3	Fees and Expenses	84
12.4	Attorneys’ Fees	85
12.5	Notices	85
12.6	Headings	86
12.7	Counterparts and Exchanges by Electronic Transmission or Facsimile	86
12.8	Governing Law; Dispute Resolution	86
12.9	Successors and Assigns	87
12.10	Remedies Cumulative; Specific Performance	87
12.11	Waiver	88
12.12	Waiver of Jury Trial	89
12.13	Amendments	89
12.14	Severability	89
12.15	Parties in Interest	89
12.16	No Public Announcement	89
12.17	Entire Agreement	89
12.18	Disclosure Schedule	89
12.19	Construction	90
12.20	Protected Communications and Associated Rights	90

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A	Selling Shareholders
Exhibit B	Certain Definitions
Exhibit C	Distribution Agreement
Exhibit D	Majority Shareholder Note
Exhibit E	Letter of Transmittal
Exhibit F	Shareholders Agreement
Exhibit G	Restrictive Covenant Agreement
Exhibit H	Escrow Agreement
Exhibit I	Director and Officer Resignation
Exhibit J-1	Special Management Incentive Plan
Exhibit J-2	Special Management Incentive Plan Agreement
Exhibit K	Agreed Accounting Principles
Exhibit L	Knowledge Individuals
Exhibit M	R&W Policy

SCHEDULES

Schedule 1.9(c)(iii)	Resigning Officers and Directors
Schedule 1.9(c)(iv)	Outstanding Confidentiality and Invention Assignments
Schedule 1.9(c)(xi)	Third Party Consents and Notices
Schedule 4.3(b)	Purchaser Filings and Consents
Schedule 5.9	Certain Non-Covered Persons
Schedule 5.11	Affiliate Transactions
Schedule 6.5	Special Management Incentive Plan Participants
Schedule 8.3	Additional Antitrust Filings

v

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of April 18, 2021, by and among PRIMERICA, INC., a Delaware corporation (“Parent”), PRIMERICA NEWCO, INC., a Delaware corporation and wholly owned subsidiary of Primerica (“Purchaser”), ETELEQUOTE LIMITED, an exempted company limited by shares incorporated and existing under the laws of Bermuda (the “Company”), the shareholders of the Company set forth on Exhibit A (each, a “Selling Shareholder” and, collectively, the “Selling Shareholders”), and FORTIS ADVISORS LLC, a Delaware limited liability company solely in its capacity as the sellers’ representative (the “Sellers’ Representative”). Parent, Purchaser, the Company, the Selling Shareholders and the Sellers’ Representative are sometimes referred to herein individually as a “Party” and collectively herein as the “Parties.” Certain capitalized terms used in this Agreement are defined in Exhibit B.

Recitals

A.The Selling Shareholders are the sole legal and beneficial owners of: (i) an aggregate of 29,300,598.75 Class B Common Shares of the Company, par value US$0.00001 per share (the “Common Shares”), of which, as of the date hereof, 7,585,194.00 Common Shares are held by Participants under the Company Restricted Share Plan; and (ii) 48,834,331.25 Preferred Shares of the Company, par value US$0.00001 per share (the “Preferred Shares” and together with the Common Shares, the “Company Shares”) representing, in the aggregate, one hundred percent (100%) of the issued and outstanding share capital of the Company.

B.The Company (i) owns 100% of the Capital Stock of each of e-TeleQuote Insurance, Inc., a Florida corporation (“e-TeleQuote”) and ETQ HK SPV, Inc., a Florida corporation (“ETQ HK”), (ii) prior to the Closing will own 100% of the Capital Stock of E-Telequote Nicaragua Sociedad Anonima, a company organized and existing under the laws of Nicaragua (“ETQ Nicaragua”) and (iii) owns 99% of the Capital Stock of ETeleQuote (Private) Limited, a Pakistan limited liability company (“ETQ Limited” and, together with e-TeleQuote, ETQ Nicaragua and ETQ HK, the “Acquired Companies”), with the remaining 1% of the Capital Stock of ETQ Limited owned by e-TeleQuote.

C.In accordance with the terms of this Agreement, prior to the Closing the Company will distribute 100% of the Capital Stock of each of the Acquired Companies to the Selling Shareholders on a pro rata basis in accordance with the total number of Company Shares owned by each such Selling Shareholder (the “Acquired Companies Distribution” and the Capital Stock distributed to each such Shareholder, his, her or its “Distributed Interests” and, collectively, the “Distributed Interests”).

D.In accordance with the terms of this Agreement and subject to the conditions set forth herein, Purchaser desires to purchase from the Selling Shareholders at the Closing 100% of the Distributed Interests and each Selling Shareholder desires to sell to Purchaser at the Closing its Distributed Interests.

E.On the date hereof, as a condition and inducement of Purchaser’s willingness to enter into this Agreement, Purchaser and Anthony P. Solazzo have entered into an employment agreement (the “Employment Agreement”), which will become effective upon the consummation of the Closing.

F. Concurrently with the execution of this Agreement, and as a condition and inducement of Parent’s and Purchaser’s willingness to enter into this Agreement, Parent and e-TeleQuote are entering into a Distribution Agreement in the form attached hereto as Exhibit C (the “Distribution Agreement”).

Agreement

The Parties agree as follows:

1.Description of Transaction

1.1Sale and Purchase of the Distributed Interests and the Acquired Assets

.  Subject to the terms and conditions contained in this Agreement at the Closing and in the following order:

(a)the Company shall contribute to one or more of the Acquired Companies, and the Acquired Companies shall accept from the Company, the Acquired Assets, free and clear of all Encumbrances other than Permitted Encumbrances;

(b)the Company shall complete the Acquired Companies Distribution; and

(c)(i) the Majority Shareholder shall sell, convey, assign, transfer and deliver to Purchaser all of its Distributed Interests (the “Majority Shareholder Distributed Interests”), and Purchaser shall purchase, acquire and accept such Majority Shareholder Distributed Interests from the Majority Shareholder in exchange for consideration specified in Section 1.2(a) below; and (ii) each Minority Shareholder shall sell, convey, assign, transfer and deliver to Purchaser his, her or its Distributed Interests (his, her or its “Minority Shareholder Distributed Interests”), and Purchaser shall purchase, acquire and accept such Minority Shareholder Distributed Interests from such Minority Shareholder in exchange for the consideration specified in Section 1.2(b) below.

1.2Closing Consideration

.

(a)At the Closing, Parent shall, or shall cause Purchaser to, pay, issue and deliver to the Majority Shareholder, in consideration for the Majority Shareholder Distributed Interests, the following: (i) an amount in cash equal to the Majority Shareholder’s Net Closing Cash Allocation; and (ii) a duly executed unsecured, subordinated note in the principal amount of Fifteen Million Dollars (US$15,000,000) in the form attached hereto as Exhibit D (the “Majority Shareholder Note” and such principal amount, the “Majority Shareholder Note Amount”) issued by Purchaser to the Majority Shareholder and guaranteed by Parent (clauses “(i)” and “(ii)”, collectively, the “Majority Shareholder Closing Consideration”).

(b)At the Closing, Parent shall, or shall cause Purchaser to, pay and issue to each Minority Shareholder, in consideration for his, her or its Minority Shareholder Distributed

Interests, the following: (i) an amount in cash equal to each Minority Shareholder’s Net Closing Cash Allocation; and (ii) the number of Purchaser Shares equal to such Minority Shareholder’s Equity Consideration Allocation (collectively, such Minority Shareholder’s “Minority Shareholder Closing Consideration”).

1.3Earn-Out Consideration

(a)Earn-Out Consideration (2021).

(i)On the Earn-Out Payment Date (2021) (as defined below), subject to Parent’s and Purchaser’s offset rights set forth in Section 11.7, Parent shall, or shall cause Purchaser to, pay to each Selling Shareholder an amount in cash equal to such Selling Shareholder’s Earn-Out Cash Allocation (2021); provided, however, in the case of each Selling Shareholder that is a Continuing Employee, or whose controlling equity holder is a Continuing Employee, such Continuing Employee must remain continuously employed by a Purchaser Entity until the earlier of (A) the Earn-Out Payment Date (2021) or (B) the date of a Change of Control (such earlier date, the “Earn-Out End Date (2021)”) in order for such Selling Shareholder to be eligible to receive its Earn-Out Cash Allocation (2021) (the “Continuous Employment Requirement (2021)”); provided, further, if the employment of such Continuing Employee is terminated by the applicable Purchaser Entity without Cause, by such Continuing Employee for Good Reason or due to death or Disability, in each case, prior to the Earn-Out Payment Date (2021), the Continuous Employment Requirement (2021) shall be deemed satisfied and such Selling Shareholder (or its heirs, if applicable) shall be entitled to receive its Earn-Out Cash Allocations (2021) on the Earn-Out Payment Date (2021).

(ii)Within sixty (60) days following December 31, 2021, Parent shall, or shall cause Purchaser to, deliver to the Sellers’ Representative a schedule prepared in good faith and setting forth in reasonable detail Parent’s and Purchaser’s calculation of the EBITDA Actual Amount (2021), the EBITDA Achievement Percentage (2021), the Earn-Out Consideration (2021), the Per Share Earn-Out Consideration (2021) and, for each Selling Shareholder, his, her or its Earn-Out Cash Allocation (2021), and the amount, if any, by which such Earn-Out Consideration (2021) was reduced to satisfy Parent’s and Purchaser’s offset rights set forth in Section 11.7 (the “Earn-Out Calculations Schedule (2021)”); provided, however, in the event a Change of Control is expected to occur prior to December 31, 2021, Parent shall, or shall cause Purchaser to, deliver the Earn-Out Calculations Schedule (2021) to the Sellers’ Representative at least fifteen (15) days prior to the date of such Change of Control.

(iii)Following delivery of the Earn-Out Calculations Schedule (2021), Parent and Purchaser shall allow the Sellers’ Representative reasonable access to such information, books, records, work papers, personnel and resources of Parent, Purchaser and the Acquired Companies, in each case, to the extent used in Parent’s and Purchaser’s preparation of the Earn-Out Calculations Schedule (2021).  For purposes of this Agreement, the “Earn-Out Payment Date (2021)” shall be on the earlier of (i) within ten (10) days following final determination of the Earn-Out Consideration (2021) pursuant to Section 1.3(d)(i) and Section 1.3(d)(ii) below, (ii) if no dispute is raised pursuant to Section 1.3(d), on the earlier of (A) thirty-five (35) days following the delivery of the Earn-Out Calculations Schedule (2021), or (B) ten (10) days following receipt by Parent and Purchaser of written notice from the Sellers’ Representative that the Earn-Out

Calculations Schedule (2021) is not disputed, or (iii) in the event the Accelerated Earn-Out Consideration is payable due to a Change of Control, a date that is on or prior to the date of such Change of Control.

(b)Earn-Out Consideration (2022).

(i)On the Earn-Out Payment Date (2022) (as defined below), subject to Parent’s and Purchaser’s offset rights set forth in Section 11.7, Parent shall, or shall cause Purchaser to, pay to each Selling Shareholder an amount in cash equal to such Selling Shareholder’s Earn-Out Cash Allocation (2022); provided, however, in the case of each Selling Shareholder that is a Continuing Employee, or whose controlling equity holder is a Continuing Employee, such Continuing Employee must remain continuously employed by a Purchaser Entity until the earlier of (A) the Earn-Out Payment Date (2022) or (B) the date of a Change of Control (such earlier date, the “Earn-Out End Date (2022)”) in order for such Selling Shareholder to be eligible to receive its Earn-Out Cash Allocation (2022) (the “Continuous Employment Requirement (2022)”); provided, further, if the employment of such Continuing Employee is terminated by the applicable Purchaser Entity without Cause, by such Continuing Employee for Good Reason or due to death or Disability, in each case, prior to the Earn-Out Payment Date (2022), the Continuous Employment Requirement (2022) shall be deemed satisfied and such Selling Shareholder (or its heirs, if applicable) shall be entitled to receive its Earn-Out Cash Allocations (2022) on the Earn-Out Payment Date (2022).

(ii)Within sixty (60) days following December 31, 2022, Parent shall, or shall cause Purchaser to, deliver to the Sellers’ Representative a schedule prepared in good faith and setting forth in reasonable detail Parent’s and Purchaser’s calculation of the EBITDA Actual Amount (2022), the EBITDA Achievement Percentage (2022), the Earn-Out Consideration (2022), the Per Share Earn-Out Consideration (2022), the Earn-Out Cash Allocation (2022) for each Selling Shareholder, and the amount, if any, by which such Earn-Out Consideration (2022) was reduced to satisfy Parent’s and Purchaser’s offset rights set forth in Section 11.7 (the “Earn-Out Calculations Schedule (2022)”); provided, however, in the event a Change of Control is expected to occur prior to December 31, 2022, Parent shall, or shall cause Purchaser to, deliver the Earn-Out Calculations Schedule (2022) to the Sellers’ Representative at least fifteen (15) days prior to the date of such Change of Control.

(iii)Following delivery of the Earn-Out Calculations Schedule (2022), Parent and Purchaser shall allow the Sellers’ Representative reasonable access to such information, books, records, work papers, personnel and resources of Parent, Purchaser and the Acquired Companies, in each case, to the extent used in Parent’s and Purchaser’s preparation of the Earn-Out Calculations Schedule (2022).  For purposes of this Agreement, the “Earn-Out Payment Date (2022)” shall be on the earlier of (i) within ten (10) days following final determination of the Earn-Out Consideration (2022) pursuant to Section 1.3(d)(i) and Section 1.3(d)(ii) below, (ii) if no dispute is raised pursuant to Section 1.3(d), on the earlier of (A) thirty-five (35) days following the delivery of the Earn-Out Calculations Schedule (2022), or (B) ten (10) days following receipt by Parent and Purchaser of written notice from the Sellers’ Representative that the Earn-Out Calculations Schedule (2022) is not disputed, or (iii) in the event the Accelerated Earn-Out Consideration is payable due to a Change of Control, a date that is on or prior to the date of such Change of Control.

(c)Installment Reporting.   Parent, Purchaser, the Company and the Selling Shareholders intend that each payment of the Earn-Out Consideration in accordance with the terms of this Agreement will be treated for U.S. federal income tax purposes: (i) with respect to the Majority Shareholder, as an installment obligation for purposes of Section 453 of the Code that is received in exchange for its Distributed Interests (and taken into account as amount realized for such Distributed Interests as of the Closing based on the fair market value of such installment obligation as of such time (i.e., based on elections pursuant to Section 453(d) of the Code)); (ii) with respect to a Minority Shareholder that is a Continuing Employee (A) as an installment obligation for purposes of Section 453 of the Code that is received in exchange for such Minority Shareholder’s Distributed Interests (and taken into account as amount realized for such Distributed Interests as of the Closing based on the fair market value of such installment obligation as of such time (i.e., based on elections pursuant to Section 453(d) of the Code)), and not as compensation for services, for the portion of such payment that equals such Minority Shareholder’s Pro Rata Share of the Earn-Out Consideration and (B) as a payment with respect to the Purchaser Shares, and not as compensation for services, for the portion of such payment that exceeds such Minority Shareholder’s Pro Rata Share of the Earn-Out Consideration to the maximum extent permitted by applicable law; provided, however, that Parent or Purchaser shall determine in its sole and reasonable discretion the extent to which each payment of the Earn-Out Consideration pursuant to this Section 1.3(c)(ii)(B) may be reported in such manner under applicable law; and (iii) with respect to any Person that acquires New Management Earn-Out Shares (2021) or New Management Earn-Out Shares (2022) pursuant to Section 6.9(e), as compensation to the extent required under applicable law.  For U.S. federal income tax purposes, Parent and/or Purchaser shall report each payment of the Earn-Out Consideration consistent with the foregoing, except as otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign tax law).  With respect to any portions of the Earn-Out Consideration treated for U.S. Tax purposes as compensation, as interest (including interest under Section 483 of the Code) or as a dividend, as the case may be, Parent or Purchaser shall be permitted to deduct and withhold from such payments of the Earn-Out Consideration and remit such amounts to applicable Taxing authorities as are required by applicable law to be so deducted, withheld and remitted.

(d)Earn-Out Dispute Resolution.

(i)In the event the Sellers’ Representative disputes any of the calculations set forth in the Earn-Out Calculations Schedule (2021) or the Earn-Out Calculations Schedule (2022), as applicable (an “Earn-Out Dispute”), the Sellers’ Representative shall give notice to Parent and Purchaser in writing of such disagreement in reasonable detail and the basis for such disagreement on a line-by-line basis, including the Sellers’ Representative’s determination of any amount therein that is disputed within ten (10) Business Days following receipt of the Earn-Out Calculations Schedule (2021) or the Earn-Out Calculations Schedule (2022), as applicable (an “Earn-Out Dispute Notice”).  In the event the Sellers’ Representative fails for any reason to deliver an Earn-Out Dispute Notice to Parent and Purchaser within such ten (10) Business Day-period, the Earn-Out Calculations Schedule (2021) or the Earn-Out Calculations Schedule (2022), as applicable, shall be final and binding on the Parties hereto and the Earn-Out Consideration (2021) or the Earn-Out Consideration (2022), as applicable, set forth therein shall be deemed final for all purposes under this Agreement. In the event of such an Earn-Out Dispute, Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, shall first use their diligent good faith efforts to resolve such Earn-Out Dispute among themselves. If Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, are unable to resolve the Earn-Out Dispute within thirty (30) calendar days after delivery of the Earn-Out Dispute Notice (the “Earn-Out Resolution Period”), then any remaining items in dispute shall be submitted to a nationally recognized accounting firm jointly chosen by Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other (the “Audit Firm”).

(ii)If any Earn-Out Dispute is submitted to the Audit Firm, Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, will each prepare a separate written report of such unresolved item or items specified in the Earn-Out Dispute Notice and deliver such reports, along with copies of the Earn-Out Dispute Notice and the Earn-Out Calculations Schedule (2021) or the Earn-Out Calculations Schedule (2022), as applicable, marked to indicate those items that remain in dispute, to the Audit Firm within ten (10) calendar days after the end of the Earn-Out Resolution Period. Thereafter, each of Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, will, and will use reasonable best efforts to cause its independent registered public accounting firm to, furnish to the Audit Firm such work papers and other documents and information relating to the disputed issues (including information of the Acquired Companies) as the Audit Firm may reasonably request and are available to Parent and Purchaser, on the one hand, or the Sellers’ Representative, on the other, or their respective independent registered public accounting firms, as the case may be; provided, however, such independent registered public accounting firms shall not be obligated to make any work papers available to the Audit Firm until the Audit Firm has signed a customary agreement relating to such access to working papers in form and substance reasonably acceptable to such independent registered public accounting firms. Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, shall each be afforded the opportunity to present to the Audit Firm material relating to the determination of the Earn-Out Consideration (2021) or the Earn-Out Consideration (2022), as applicable, and to discuss such determination with the Audit Firm at a meeting with Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, present. The Parties acknowledge and agree that (i) the Audit Firm shall not attribute a value to any disputed amount greater than the greatest amount proposed by either Parent and Purchaser, on the one hand, or the Sellers’ Representative, on the other, or an amount less than the least amount proposed by either Parent and Purchaser, on the one hand, or the Sellers’ Representative, on the other, (ii) the review by and determinations of the Audit Firm shall be limited to, and only to, the unresolved item or items specified in the Earn-Out Dispute Notice and contained in the reports prepared and submitted to the Audit Firm by Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, and (iii) the determinations by the Audit Firm shall be based solely on (A) such reports submitted by Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, and the work papers and other documents and information provided to the Audit Firm that form the basis for Parent’s and Purchaser’s, on the one hand, and the Sellers’ Representative’s, on the other, respective positions and (B) the Agreed Accounting Principles. The written decision of the Audit Firm shall (1) be rendered within no more than sixty (60) days from the date that the matter is referred to such firm, (2) be final and binding on the Parties hereto and, in the absence of fraud or manifest error, shall not be subject to dispute or review, (3) have the same effect for all purposes as if such determinations had been embodied in a final judgment entered by a court of competent jurisdiction, and either Parent and Purchaser, on the one hand, or the Sellers’ Representative, on the other, may petition the Delaware courts to reduce such decision to judgment and (4) be an expert determination under Delaware law governing expert determinations.  Following any such dispute resolution (whether by mutual agreement of Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, or by written decision of the Audit Firm), all calculations in the Earn-Out Calculations Schedule (2021) and/or the Earn-Out Calculations Schedule (2022), as applicable (in each case as determined in such dispute resolution) shall be deemed final. The costs and expenses of the Audit Firm shall be allocated by the Audit Firm between Parent and Purchaser, on the one hand, and the Sellers’ Representative (for the account of the Selling Shareholders), on the other, in the same proportion that the aggregate amount of unsuccessfully disputed or defended items, as applicable, submitted by each of Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, bears to the total amount of disputed items; provided, however, if the engagement agreement, if any, entered into with the Audit Firm requires Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, to be jointly and severally liable to the Audit Firm for its fees and disbursements and either Parent and Purchaser, on the one hand, or the Sellers’ Representative (for the account of the Selling Shareholders), on the other, pays more than its portion of such fees and disbursements as determined according to this sentence, the Party paying less than its portion of such fees and disbursements hereby agrees to reimburse the first Party for any excess portion paid by such first Party to the Audit Firm.

1.4Closing Calculations

.  Not more than five (5) Business Days but not less than three (3) Business Days prior to the Closing, the Company shall provide to Parent and Purchaser (a) an estimated balance sheet of the Company as of the close of business on the Closing Date (for the avoidance of doubt, before taking into account the consummation of the transactions contemplated hereby) prepared by the Company in good faith and in accordance with the Agreed Accounting Principles, (b) a statement (the “Estimated Closing Statement”) setting forth the Company’s good faith estimates of the following: (i) Closing Cash (the “Estimated Closing Cash”); (ii) Closing Indebtedness (the “Estimated Closing Indebtedness”); (iii) Net Debt (the “Estimated Net Debt”); (iv) Net Working Capital (the “Estimated Net Working Capital”); and (v) Company Transaction Expenses (the “Estimated Company Transaction Expenses”), and (c) the resulting calculation of the Estimated Equity Value, the Estimated Transaction Value, the Purchase Price and the Per Share Closing Consideration. The Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with this Agreement and the Agreed Accounting Principles.

1.5Final Purchase Price Calculation

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(a)As soon as reasonably practicable following the Closing Date, but in no event later than sixty (60) calendar days after the Closing, Parent shall, or shall cause Purchaser to prepare and deliver to the Sellers’ Representative a statement (the “Closing Statement”) setting forth Parent’s and Purchaser’s good faith calculation of the following: (i) Closing Cash; (ii) Closing Indebtedness; (iii) Net Debt; (iv) Net Working Capital; (v) Company Transaction Expenses; and (vi) the resulting calculation of the Final Equity Value, the Final Transaction Value, the Final Purchase Price and the Final Per Share Closing Consideration.

(b)Until the Final Purchase Price is determined, Parent and Purchaser shall, upon the prior written request of the Sellers’ Representative, provide the Sellers’ Representative reasonable access to such information, books, records, work papers, personnel and resources of the Acquired Companies, in each case, to the extent used in Parent’s and Purchaser’s preparation of the Closing Statement, as may be reasonably necessary for the Sellers’ Representative’s review of the Closing Statement; provided, however, the independent registered public accounting firm of the Acquired Companies shall not be obligated to make any work papers available to the Sellers’ Representative until the Sellers’ Representative has signed a customary agreement relating to such access to working papers in form and substance reasonably acceptable to such independent registered public accounting firm.

(c)In the event the Sellers’ Representative disputes the calculation of Closing Cash, Closing Indebtedness, Net Debt, Net Working Capital or Company Transaction Expenses set forth in the Closing Statement on the basis that such amounts were not calculated in accordance with the terms of this Agreement and the Agreed Accounting Principles, the Sellers’ Representative shall notify Parent and Purchaser in writing (the “Dispute Notice”) of the amount, nature and basis of such dispute, within thirty (30) days after delivery of the Closing Statement. In the event the Sellers’ Representative fails for any reason to deliver a Dispute Notice to Parent and Purchaser within such thirty (30)-day period, the Closing Statement shall be final and binding on the Parties hereto and the Final Equity Value and Final Purchase Price set forth therein shall be deemed final for all purposes under this Agreement. In the event the Sellers’ Representative delivers a Dispute Notice within such thirty (30) day period, Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, shall first use their diligent good faith efforts to resolve such dispute among themselves. If Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, are unable to resolve the dispute within thirty (30) calendar days after delivery of the Dispute Notice (the “Resolution Period”), then any remaining items in dispute shall be submitted to the Audit Firm.

(d)If any dispute is submitted to the Audit Firm, Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, will each prepare a separate written report of such unresolved item or items specified in the Dispute Notice and deliver such reports, along with copies of the Dispute Notice and the Closing Statement marked to indicate those items that remain in dispute, to the Audit Firm within ten calendar days after the end of the Resolution Period. Thereafter, each of Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, will, and will use reasonable best efforts to cause its independent registered public accounting firm to, furnish to the Audit Firm such work papers and other documents and information relating to the disputed issues (including information of the Company and Acquired Companies) as the Audit Firm may reasonably request and are available to Parent and Purchaser, on the one hand, or the Sellers’ Representative, on the other, or their independent registered public accounting firms, as the case may be; provided, however, such independent registered public accounting firms shall not be obligated to make any work papers available to the Audit Firm until the Audit Firm has signed a customary agreement relating to such access to working papers in form and substance reasonably acceptable to such independent registered public accounting firms. Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, shall each be afforded the opportunity to present to the Audit Firm material relating to the determination and to discuss the determination with the Audit Firm at a meeting with Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, present. The Parties acknowledge and agree that (i) the Audit Firm shall not attribute a value to any disputed amount greater than the greatest amount proposed by either Parent and Purchaser, on the one hand, or the Sellers’ Representative, on the other, or an amount less than the least amount proposed by either Parent and Purchaser, on the one hand, or the Sellers’ Representative, on the other, (ii) the review by and determinations of the Audit Firm shall be limited to, and only to, the unresolved item or items specified in the Dispute

Notice and contained in the reports prepared and submitted to the Audit Firm by Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, and (iii) the determinations by the Audit Firm shall be based solely on (A) such reports submitted by Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, and the work papers and other documents and information provided to the Audit Firm that form the basis for Parent’s and Purchaser’s, on the one hand, and the Sellers’ Representative’s, on the other, respective positions and (B) the Agreed Accounting Principles. The written decision of the Audit Firm shall (1) be rendered within no more than sixty (60) days from the date that the matter is referred to such firm, (2) be final and binding on the Parties hereto and, in the absence of fraud or manifest error, shall not be subject to dispute or review, (3) have the same effect for all purposes as if such determinations had been embodied in a final judgment entered by a court of competent jurisdiction, and either Parent and Purchaser, on the one hand, or the Sellers’ Representative, on the other, may petition the Delaware courts to reduce such decision to judgment and (4) be an expert determination under Delaware law governing expert determinations. Following any such dispute resolution (whether by mutual agreement of Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, or by written decision of the Audit Firm), the calculation of Closing Cash, Closing Indebtedness, Net Debt, Net Working Capital and Company Transaction Expenses set forth in the Closing Statement (as determined in such dispute resolution) shall be determined final. The costs and expenses of the Audit Firm shall be allocated by the Audit Firm between Parent and Purchaser, on the one hand, and the Sellers’ Representative (for the account of the Selling Shareholders), on the other, in the same proportion that the aggregate amount of unsuccessfully disputed or defended items, as applicable, submitted by each of Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, bears to the total amount of disputed items; provided, however, if the engagement agreement, if any, entered into with the Audit Firm requires Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, to be jointly and severally liable to the Audit Firm for its fees and disbursements and either Parent and Purchaser, on the one hand, or the Sellers’ Representative (for the account of the Selling Shareholders), on the other, pays more than its portion of such fees and disbursements as determined according to this sentence, the Party paying less than its portion of such fees and disbursements hereby agrees to reimburse the first Party for any excess portion paid by such first Party to the Audit Firm.

(e)The Closing Cash, Closing Indebtedness, Net Debt, Net Working Capital, Company Transaction Expenses and the resulting calculation of the Equity Value, Transaction Value, Purchase Price, Closing Cash Consideration Amount, and the Per Share Closing Consideration, as finally determined pursuant to this Section 1.5, are referred to herein as the “Final Closing Cash”, the “Final Closing Indebtedness”, the “Final Net Debt”, the “Final Net Working Capital”, the “Final Company Transaction Expenses”, the “Final Equity Value”, the “Final Transaction Value”) the “Final Purchase Price”, and the “Final Per Share Closing Consideration”, respectively.

1.6Post-Closing Adjustment Payment

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(a)If the Final Purchase Price is greater than the Estimated Purchase Price (such excess, the “Purchase Price Underpayment”), (i) Purchaser shall, promptly after the final determination of the Final Purchase Price pursuant to Section 1.5, pay by wire transfer of immediately available funds to the Exchange Agent for further distribution to the Selling

Shareholders in accordance with their respective Pro Rata Shares, an amount in cash equal to the Purchase Price Underpayment and (ii) Purchaser and the Sellers’ Representative shall deliver to the Escrow Agent a written notice executed by both parties instructing the Escrow Agent to immediately release to the Exchange Agent for further distribution to the Selling Shareholders in accordance with their respective Pro Rata Shares an amount in cash equal to the Adjustment Escrow Amount from the Adjustment Escrow Account.

(b)If the Final Purchase Price is less than the Estimated Purchase Price (such shortfall, the “Purchase Price Overpayment”), promptly after the final determination of the Final Purchase Price pursuant to Section 1.5, Purchaser and the Sellers’ Representative shall execute and deliver to the Escrow Agent a joint written instruction directing the Escrow Agent to pay to Purchaser or Parent (at Purchaser’s and Parent’s sole discretion) from the Adjustment Escrow Account an amount in cash equal to the lesser of the Purchase Price Overpayment and the amount then remaining in the Adjustment Escrow Account.  In the event the Purchase Price Overpayment is less than the Adjustment Escrow Amount, the remaining funds in the Adjustment Escrow Account shall be distributed to the Selling Shareholders in accordance with their respective Pro Rata Shares. In the event the amount payable to Purchaser exceeds the Adjustment Escrow Amount (such excess, the “Selling Shareholders Repayment Shortfall”), (i) Purchaser shall receive the entire Adjustment Escrow Amount, (ii) each Selling Shareholder shall pay to Purchaser its Pro Rata Share of the Selling Shareholders Repayment Shortfall and (iii) Purchaser shall have the option, in its sole discretion, to reduce the principal amount of the Majority Shareholder Note by an amount equal to the Majority Shareholder’s Pro Rata Share of the Purchase Price Overpayment and reduce any remaining amount of the Selling Shareholders Repayment Shortfall by executing a joint written instruction with the Sellers’ Representative directing the Escrow Agent to pay to Purchaser the remainder of such Selling Shareholders Repayment Shortfall from the Escrow Account.

(c)Payments under this Section 1.6 shall be made within five (5) Business Days of the determination of (or agreement upon) the Final Purchase Price, without deduction or offset.

(d)Any payments made pursuant to this Section 1.6 shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes, unless otherwise required by applicable Legal Requirements.

1.7Consideration Spreadsheet

.  Each Selling Shareholder hereby irrevocably and unconditionally acknowledges and agrees that: (a) in the case of the Majority Shareholder, the sole consideration payable to such Majority Shareholder hereunder in respect of its Distributed Interests sold pursuant to this Agreement shall be such Majority Shareholder’s Net Closing Cash Allocation, Majority Shareholder Note, Earn-Out Cash Allocation (2021) and/or Earn-Out Cash Allocation (2022), as applicable, pursuant to Section 1.3 or Pro Rata Share of the Purchase Price Underpayment pursuant to Section 1.6(a), as may be reduced by an amount equal to such Majority Shareholder’s Pro Rata Share of the Purchase Price Overpayment, in each case shown in the Consideration Spreadsheet as payable and issuable to such Majority Shareholder; (b) in the case of each Minority Shareholder, the sole consideration payable to such Minority Shareholder hereunder in respect of its Distributed Interests sold pursuant to this Agreement shall be such Minority Shareholder’s Net Closing Cash Allocation, Equity Consideration Allocation, Earn-Out Cash Allocation (2021) and/or Earn-Out Cash Allocation (2022), as applicable, pursuant to Section

1.3 or Minority Pro Rata Share of the Purchase Price Underpayment pursuant to Section 1.6(a) and Adjustment Escrow Contribution Amount, as may be reduced by an amount equal to such Minority Shareholder’s Minority Pro Rata Share of the Purchase Price Overpayment, in each case shown in the Consideration Spreadsheet as payable and issuable to such Minority Shareholder; and (c) such Selling Shareholder forever waives and discharges any and all rights or claims of any kind whatsoever that such Selling Shareholder has or may have to receive consideration in respect of the Distributed Interests in excess of the amount shown as payable to such Selling Shareholder in the Consideration Spreadsheet.  For U.S. federal income tax purposes, with respect to the Company’s obligations, if any, under the Piper Jaffray Facility, each Selling Shareholder shall be treated as though it first received the items of consideration described in this Section 1.7 or amounts attributable to the Piper Jaffray Facility that reduced his, her or its Net Closing Cash Allocation and then directed the Company or Purchaser to apply such consideration for purposes of satisfying such obligations under the Piper Jaffray Facility.

1.8Withholding

.  Parent, Purchaser, their respective Affiliates and, effective upon the Closing, the Acquired Companies, including any of their agents, shall be entitled to deduct and withhold from all amounts payable pursuant to this Agreement the amounts required to be deducted and withheld under the Code, or any provision of any U.S. federal, state, local or foreign law. Any amounts so withheld shall be paid over to the appropriate governmental Tax authority. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Selling Shareholders.

1.9Closing

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(a)Unless otherwise agreed in writing by the Company, on the one hand, and Parent and Purchaser, on the other, the consummation of the purchase and sale of the Distributed Interests under this Agreement (the “Closing”) will be held at the offices of Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, CA 94025. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” The time at which the Closing shall be deemed to have occurred is 11:59 p.m., Eastern Time, on the Closing Date (the “Effective Time”). The Closing shall occur on the first Business Day of the month following the month in which the conditions set forth in Section 8 and Section 9 (other than those requiring delivery of documents) have been met or waived or on such other date as Parent and Purchaser, on the one hand, and the Company, on the other, mutually agree; provided, if the conditions set forth in Section 8 and Section 9 (other than those requiring delivery of documents) have not been met or waived prior to the date that is five (5) Business Days prior to the last Business Day of the month, the Closing shall occur on the first Business Day of the second month following the month in which the conditions set forth in Section 8 and Section 9 (other than those requiring delivery of documents) have been met or waived; provided, further, the Closing shall not occur prior to July 1, 2021.

(b)Selling Shareholders’ Deliveries. At the Closing, each Selling Shareholder shall deliver, or cause to be delivered, to Purchaser or its designee the following agreements and documents:

(i)a duly executed and completed Letter of Transmittal in the form attached hereto as Exhibit E (the “Letter of Transmittal”);

(ii)for each Selling Shareholder that is a Minority Shareholder, a counterpart of the Shareholders Agreement in the form attached hereto as Exhibit F (the “Shareholders Agreement”) duly executed by each such Minority Shareholder;

(iii)a counterpart of the Restrictive Covenant Agreement in the form attached hereto as Exhibit G (the “Restrictive Covenant Agreement”) duly executed by each such Selling Shareholder; and

(iv)all assignments, notices, waivers, authorizations or other documents, certificates and instruments set forth in Schedule 1.9(c)(xi), in each case, in form and substance reasonably satisfactory to Parent and Purchaser.

(c)Company Deliveries. At the Closing, the Company shall deliver, or cause to be delivered, to Purchaser or its designee the following agreements and documents:

(i)a counterpart of the Escrow Agreement in the form attached hereto as Exhibit H (the “Escrow Agreement”) duly executed by the Sellers’ Representative;

(ii)certificates, each dated as of the Closing Date, duly executed by the secretary, assistant secretary or other duly authorized officer of the Company or the applicable Acquired Company, as applicable, certifying: (A) that accurate and complete copies of such Person’s Organizational Documents, as in effect on the Closing Date, are attached to such certificate; (B) that accurate and complete copies of resolutions duly adopted by such Person’s board of directors and by the requisite holders of the voting interests of the Company approving the Acquired Companies Distribution, the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby, are attached to such certificate (which resolutions shall be valid and in full force and effect as of the Closing Date); (C) that accurate and complete copies of (1) resolutions duly adopted by the Company’s board of directors and by the requisite holders of the voting interests of the Company approving the Dissolution (which resolutions shall be valid and in full force and effect as of the Closing Date) and (2) all filings, notices, communications or similar items necessary or advisable to effect the Dissolution, as well as evidence that all such filings, notices, communications or similar items have been duly submitted or delivered; and (D) that all actions necessary to effect the Dissolution have been duly taken;

(iii)with respect to each of the officers and directors of the Acquired Companies indicated as resigning on Schedule 1.9(c)(iii), a resignation in the form attached hereto as Exhibit I (the “Director and Officer Resignation”);

(iv)with respect to each employee and contractor of the Company or its Subsidiaries set forth on Schedule 1.9(c)(iv) that was involved in the development of any product or Intellectual Property for or on behalf of the Company or any of its Subsidiaries but has not previously executed a confidentiality and assignment agreement that has been made available to Parent and Purchaser, a confidentiality and Intellectual Property assignment agreement in a form reasonably satisfactory to Parent and Purchaser duly executed by such employee or contractor and the Company or its Subsidiary, as applicable;

(v)a certificate, dated as of the Closing Date, duly executed on behalf of the Company by the chief executive officer of the Company and on behalf of the Selling Shareholders by the Sellers’ Representative and containing the representation and warranty of the Company and the Selling Shareholders that the conditions set forth in Sections 8.1-8.2 and 8.4 have been duly satisfied (the “Company Closing Certificate”);

(vi)a list of each authorized signatory for any bank account held in the name of any Subsidiary of the Company;

(vii)an affidavit issued to Parent and Purchaser by an officer of e-TeleQuote as required by Treasury Regulation Section 1.1445-2(c)(3) certifying that e-TeleQuote has not been a United States real property holding corporation (as the term is defined in the Code and the Treasury Regulations promulgated in connection therewith) at any time during the five (5)-year period ending on the Closing Date;

(viii)evidence reasonably satisfactory to Parent and Purchaser that all security interests and other Encumbrances (other than Permitted Encumbrances and nonexclusive licenses for any Company Product included in the Company’s form customer agreement and granted to customers in the ordinary course of business) in any assets of the Company or any of its Subsidiaries have been released prior to or shall be released simultaneously with the Closing;

(ix)a certificate of compliance with respect to the Company issued by the Bermuda Registrar of Companies as of a date not more than three (3) Business Days prior to the Closing Date;

(x)evidence reasonably satisfactory to Parent and Purchaser of the termination of the Affiliate Transactions;

(xi)all assignments, notices, waivers, authorizations or other documents, certificates and instruments set forth in Schedule 1.9(c)(xi), in each case, in form and substance reasonably satisfactory to Parent and Purchaser; and

(xii)evidence reasonably satisfactory to Parent and Purchaser that the accrued but unpaid interest on any outstanding debt obligations owed by e-TeleQuote to the Company has been paid and that any such obligations have been settled, in each case, in accordance with Section 5.11.

(d)Purchaser’s Deliveries. At the Closing, Purchaser shall deliver, or cause to be delivered, the following:

(i)to the Exchange Agent, (A) the Aggregate Net Closing Cash Allocation Amount, (B) the duly executed Majority Shareholder Note issued to the Majority Shareholder and (C) stock certificates evidencing the Purchaser Shares issued in the name of each Minority Shareholder representing a number of Purchaser Shares equal to each such Minority Shareholder’s Equity Consideration Allocation (collectively, the “Exchange Fund”);

(ii)to the Escrow Agent, the Escrow Amount, which shall be held in a separate account (the “Escrow Account”) under the terms of the Escrow Agreement, and the

Adjustment Escrow Amount, which shall be held in a separate account (the “Adjustment Escrow Account”) under the terms of the Escrow Agreement and, in each case, shall be managed and paid out in accordance with and subject to the conditions of this Agreement and the Escrow Agreement;

(iii)a counterpart of the Escrow Agreement duly executed by Purchaser and the Escrow Agent;

(iv)a counterpart of the Shareholders Agreement, duly executed by each of Parent and Purchaser;

(v)evidence reasonably satisfactory to the Company of the due and valid adoption of the Special Management Incentive Plan; and

(vi)a certificate duly executed on behalf of Purchaser by an officer of Purchaser and containing the representation and warranty of Purchaser that the conditions set forth in Sections 9.1 and 9.2 have been satisfied (the “Purchaser Closing Certificate”).

1.10Exchange of Distributed Interests

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(a)Exchange Agent. Prior to the Closing, Purchaser shall appoint PNC Bank, N.A. as exchange agent (the “Exchange Agent”), and, immediately prior to the Effective Time, Purchaser shall deposit or cause to be deposited with the Exchange Agent, each of the items comprising the Exchange Fund as specified in Section 1.9(d)(i) for the benefit of the Selling Shareholders. The Exchange Fund shall not be used for any purpose other than for the purpose provided for in this Agreement, and shall be held in trust for the benefit of the Selling Shareholders, and Purchaser shall direct the Exchange Agent to make payments from the Exchange Fund in accordance with this Section 1.10(a).

(b)Exchange Procedures.

(i)After the Closing, as soon as practicable following receipt by the Exchange Agent of a Letter of Transmittal and any other documents (including applicable Tax forms) that Purchaser or the Exchange Agent may reasonably require in connection therewith (the “Exchange Documents”), duly completed and validly executed in accordance with the instructions thereto, Purchaser shall instruct the Exchange Agent to deliver to each Selling Shareholder, without duplication: (A) in the case of the Majority Shareholder, the Majority Shareholder Closing Consideration to be paid in consideration for the Majority Shareholder’s Distributed Interests; and (B) in the case of each Minority Shareholder, his, her or its Minority Shareholder Closing Consideration to be paid in consideration for such Minority Shareholder’s Distributed Interests.

(ii)No interest will be paid or accrued on any amount payable upon due surrender of such Distributed Interests pursuant to the applicable Selling Shareholder’s delivery of the Exchange Documents, and any book-entry certificate representing such Distributed Interests that have been so surrendered shall be cancelled by the Exchange Agent.

(iii)Until surrendered as contemplated by this Section 1.10(b), each book-entry certificate representing the Distributed Interests (or other right of a Selling Shareholder to any interest in any Acquired Company arising as a result of the Acquired Companies

Distribution) shall be deemed at any time at or after the Effective Time to represent only the right to receive the Majority Shareholder Closing Consideration, in the case of Majority Shareholder Distributed Interests, or the right to receive the applicable Minority Shareholder Closing Consideration, in the case of the Minority Shareholder Distributed Interests, payable with respect to such Distributed Interests in accordance with this Section 1, in each case without interest.

(c)At any time following the first (1st) anniversary of the Closing Date, Purchaser shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) that had been delivered to the Exchange Agent and which has not been disbursed to the Selling Shareholders, and thereafter such former holders shall be entitled to look only to Purchaser for, and Purchaser shall remain liable for, payment of their claims of the portion of the Exchange Fund that such Selling Shareholders have the right to receive pursuant hereto. Any amounts remaining unclaimed by such Selling Shareholders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirement, the property of Purchaser or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

2.Representations and Warranties Relating to the Company

As a material inducement to Purchaser to enter into and perform its obligations under this Agreement, the Company hereby represents and warrants to Purchaser, as of the date hereof and as of the Closing (except as set forth in the Disclosure Schedule), as follows:

2.1Due Organization; Organizational Documents

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(a)The Company is an exempted company limited by shares duly incorporated, validly existing and in good standing under the laws of Bermuda. Each of the Company’s Subsidiaries is a corporation, limited liability company or limited company, as applicable, duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary corporate or similar power and authority to conduct its business in the manner in which its business is currently being conducted. The Company and each of its Subsidiaries is qualified to do business as a foreign corporation under the laws of all jurisdictions where its operated or leased properties or the nature of its business or activities requires such qualification, except where the failure to be so qualified would not result in a material liability or the loss of material benefit of the Company or its Subsidiaries. Section 2.1 of the Disclosure Schedule sets forth each Subsidiary of the Company and each such Subsidiary’s jurisdiction of organization. An accurate and complete list of the directors, managers and officers of the Company and each of its Subsidiaries is set forth on Section 2.1 of the Disclosure Schedule.

(b)Accurate and complete copies of the Organizational Documents of the Company and each Subsidiary of the Company and all amendments thereto, in each case as currently in effect, have been made available to Purchaser. None of the Board of Directors (or equivalent governing body) of the Company or any of its Subsidiaries has approved or proposed any amendment to any of the Organizational Documents. None of the Company or any of its Subsidiaries is in material violation of any provisions of its respective Organizational Documents.

(c)Except as set forth on Section 2.1(c) of the Disclosure Schedule, none of the Company or any of its Subsidiaries (i) is the subject of any supervision, conservation, rehabilitation, liquidation, receivership, insolvency, bankruptcy or similar proceeding or (ii) during the past three years, has received any written notice from any Governmental Body or other Person threatening to seek to initiate any such proceeding.

2.2Capital Structure

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(a)The authorized, issued and outstanding share capital of the Company is set forth on Section 2.2(a) of the Disclosure Schedule.  Except as set forth on Section 2.2(a) of the Disclosure Schedule, one hundred percent (100%) of the Company Shares are owned beneficially and of record by the Selling Shareholders, in each case, as set forth on Section 2.2(a) of the Disclosure Schedule, and are free and clear of all Encumbrances, other than any Encumbrance arising as a result of this Agreement. All the issued and outstanding Capital Stock of the Company, including the Company Shares (including Company Shares subject to vesting conditions), is duly authorized, validly issued, fully paid and non-assessable. Except as set forth on Section 2.2(a) of the Disclosure Schedule, there are no (i) options, warrants, calls, puts, tag-alongs, drag-alongs, conversion rights, voting trusts, preemptive or other outstanding rights, subscriptions or other rights, agreements, arrangements or commitments of any kind obligating the Company or any Subsidiary to purchase, issue, convert, transfer or sell, or cause to be purchased, issued, converted, transferred or sold, any Capital Stock of the Company or any Subsidiary, including the Company Shares or (ii) debt securities or other securities that are convertible into or exercisable or exchangeable for, or which grant any Person any right to subscribe for or acquire, any Capital Stock or Distributed Interests of the Company or its Subsidiaries.

(b)Except as set forth in Section 2.2(b) of the Disclosure Schedule and this Agreement, there are no (i) voting trusts, shareholder agreements, stockholder agreements, proxies or other rights or agreements in effect with respect to the voting, transfer or dividend rights of the Capital Stock of the Company or any of its Subsidiaries or (ii) contractual obligations or commitments restricting the right of the owner thereof to transfer any shares of Capital Stock of the Company or any of its Subsidiaries.

(c)Except as set forth in Section 2.2(c) of the Disclosure Schedule, as of the date hereof and as of immediately prior to the Acquired Companies Distribution, one hundred percent (100%) of the issued and outstanding Capital Stock of each of the Company’s Subsidiaries is solely owned beneficially and of record by the Company and is free and clear of all Encumbrances, other than (i) any Encumbrances arising as a result of this Agreement and (ii) restrictions on transfer generally imposed under applicable securities laws. Except as set forth in Section 2.2(c) of the Disclosure Schedule, the Company has no Subsidiaries. Immediately after giving effect to the Acquired Companies Distribution, one hundred percent (100%) of the issued and outstanding Capital Stock of each of the Acquired Companies will be owned beneficially and of record by the Selling Shareholders free and clear of all Encumbrances, other than (i) any Encumbrances arising as a result of this Agreement and (ii) restrictions on transfer generally imposed under applicable securities laws

(d)All Company Shares, outstanding Capital Stock and other securities issued by the Company and its Subsidiaries (including shares subject to vesting conditions) have been issued in transactions (i) in accordance with all applicable Legal Requirements governing the sale and purchase of securities and (ii) not in violation of any preemptive or subscription rights or of any Organizational Document of the Company or its Subsidiaries.

(e)Immediately following the consummation of the transactions contemplated by this Agreement, Purchaser will own one hundred percent (100%) of the issued and outstanding Capital Stock of each of the Acquired Companies free and clear of all Encumbrances (except those arising under applicable securities laws), proxies, voting trusts or agreements or other restrictions and limitations of any kind, in each case other than any of the foregoing that may be imposed by Purchaser.

(f)Except as set forth in Section 2.2(f) of the Disclosure Schedule, none of the Company or any of its Subsidiaries is a member of or a participant in any partnership, joint venture or other entity.

2.3Financial Statements and Related Information

. Section 2.3(a) of the Disclosure Schedule sets forth the following financial statements and notes (collectively, the “Company Financial Statements”), each of which has been made available to Purchaser:  (i) the audited balance sheets of the Company and its Subsidiaries as of June 30, 2019, and the related audited statements of operations, audited statements of stockholders’ equity and audited statements of cash flows of the Company and its Subsidiaries for the fiscal year ended June 30, 2019; (ii) the audited balance sheet of the Company and its Subsidiaries as of June 30, 2020, and the related audited statements of operations, audited statements of stockholders’ equity and audited statements of cash flows of the Company and its Subsidiaries for the fiscal year ended June 30, 2020 (such date, the “Audited Balance Sheet Date”); and (iii) the unaudited balance sheet of the Company and its Subsidiaries as of December 31, 2020 (the “Unaudited Interim Balance Sheet” and such date, the “Interim Balance Sheet Date”), and the related unaudited income statement, unaudited statement of cash flows and unaudited statement of changes in stockholders’ equity for the six (6) months ended December 31, 2020. The Company Financial Statements are accurate and fairly present in all material respects the financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of operations and cash flows of the Company and its Subsidiaries for the periods covered thereby. The Company Financial Statements are based upon and consistent with information contained in the books and records of the Company and its Subsidiaries. Each of the Company and its Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are recorded in a timely manner and as necessary to permit preparation of its financial statements in accordance with GAAP and to maintain accountability for earnings and assets, (ii) transactions are executed with management’s authorization, (iii) access to such Person’s assets is permitted only in accordance with management’s authorization, (iv) the reporting of such Person’s assets is compared with existing assets at regular intervals and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company Financial Statements have been prepared in accordance with GAAP applied consistently throughout the periods involved (except for the omission of notes from any unaudited Company Financial Statements and, in the case of the interim Company Financial Statements, normal and recurring year-end adjustments none of which are material in amount or in effect, individually or in the aggregate). Except as set forth in Section 2.3(b) of the Disclosure Schedule, no material weakness in internal controls over financial reporting has been asserted with respect to the preparation of any of the Company Financial Statements by any independent auditor or accountant. The books and records of the Company and each of its Subsidiaries (i) have been maintained in all material respects in accordance with applicable Legal Requirements and the customary business practice of the applicable Person, (ii) accurately present and reflect, in all material respects, the business of the Company and its Subsidiaries, as applicable, and all transactions and actions related thereto and (iii) are in material compliance with any and all record keeping maintenance requirements in all applicable Contracts to which any of the Company or its Subsidiaries is a party. Section 2.3(c)(i) of the Disclosure Schedule sets forth an accurate and complete list of all risk management and disaster recovery policies and procedures of the Company and its Subsidiaries.

2.4No Liabilities; Indebtedness

.

(a)Absence of Liabilities.  Neither the Company nor any of its Subsidiaries has any Liabilities of any nature, whether accrued, absolute, contingent, matured, unmatured or otherwise, other than:  (i) Liabilities specifically set forth in Section 2.4(a) of the Disclosure Schedule, (ii) Liabilities specifically reflected and adequately reserved against in the Unaudited Interim Balance Sheet; (iii) accounts payable, accrued expenses or accrued salaries and other employee compensation that have been incurred by the Company or any of its Subsidiaries since the date of the Unaudited Interim Balance Sheet in the ordinary course of business consistent with the Company’s past practices; (iv) Liabilities under any Company Contract that has been made available to Purchaser prior to the date hereof and that are expressly set forth in and identifiable by reference to the text of such Company Contracts (none of which relate to breach of contract, breach of warranty, tort, infringement, environmental matter, violation of or Liability under any Legal Requirement or any Legal Proceeding); (v) the Company Transaction Expenses; or (vi) Liabilities that are disclosed on the Disclosure Schedule pursuant to any other representation or warranty contained in this Section 2 and are reasonably apparent on the face of such disclosure.

(b)Indebtedness.  Section 2.4(b) of the Disclosure Schedule sets forth an accurate and complete list of each item of Indebtedness as of the date of this Agreement, identifying the creditor to which such Indebtedness is owed, the title of the instrument under which such Indebtedness is owed, the amount of such Indebtedness as of the close of business on the date of this Agreement (or such other time as is specified in Section 2.4(b) of the Disclosure Schedule). Except as set forth in Section 2.4(b) of the Disclosure Schedule, no Indebtedness or agreement relating thereto contains any direct or indirect restriction upon, or imposes any fee, expense, breakage cost, change of control payment, supplemental interest or other premium in connection with, (i) the prepayment of any of such Indebtedness, (ii) the incurrence of any other Indebtedness, (iii) the ability of the Company or any of its Subsidiaries to grant any Encumbrance on any of its assets or (iv) the Company’s or the Selling Shareholders’ execution and delivery of this Agreement or consummation of the transactions contemplated hereby. Neither the Company nor any of its Subsidiaries has any guarantee or is responsible or has any Liability for any Indebtedness of any other Person.

2.5Absence of Changes

.  Since the Audited Balance Sheet Date, there has not been any Material Adverse Effect. Since the Interim Balance Sheet Date through the date of this Agreement, other than as set forth in Section 2.5 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has taken any action that would have been prohibited or otherwise restricted under Section 5.2 hereof, had such action been taken during the Pre-Closing Period.

2.6Tangible Personal Property

.  The Company or its applicable Subsidiary has good and marketable title to all of the items of tangible personal property reflected on the Unaudited Interim Balance Sheet as owned by the Company and its Subsidiaries, except for assets disposed of, accounts receivable collected, prepaid expenses realized and Contracts fully performed, expired or terminated since the Interim Balance Sheet Date, and all tangible personal property owned by the Company and its Subsidiaries is owned free and clear of all Encumbrances, except for Permitted Encumbrances. The Company and its Subsidiaries have a valid leasehold interest in all tangible personal properties leased by them, in each case free and clear of all Encumbrances, except for Encumbrances under such leases and Permitted Encumbrances. With respect to such leased assets, the Company and its Subsidiaries are in material compliance with such leases. There are no existing defaults under such leases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party to any such lease. All material tangible personal property owned or leased by the Company and its Subsidiaries is in all material respects in good repair and working order, normal wear and tear excepted.

2.7Bank Accounts

.  Section 2.7 of the Disclosure Schedule provides the following information with respect to each account maintained by or for the benefit of the Company or any of its Subsidiaries at any bank or other financial institution:  (a) the name of the bank or other financial institution at which such account is maintained; (b) the account number; (c) the type of account; and (d) the names and titles of all Persons who are authorized to (i) sign checks or other documents with respect to such account, (ii) access such account, view the account balance and view the transactions with respect to such account, including all Persons with online and remote access, and (iii) input or release payments from such account.

2.8Real Property; Lease Agreements

.  Neither the Company nor any of its Subsidiaries owns any real property. Neither the Company nor any of its Subsidiaries has any options, obligations, rights of first refusal or rights of first offer to lease or to acquire any real property. Section 2.8 of the Disclosure Schedule contains an accurate and complete list of all real property interests leased, subleased, licensed or occupied by the Company or one of its Subsidiaries pursuant to a lease, sublease, use and occupancy or other similar agreement under which the Company or such Subsidiary is a lessee, sublessee, licensee or occupant (including all amendments, guarantees, and other material agreements related thereto, collectively, the “Company Leases” and the leased premises, subleased premises, licensed area or occupancy area specified in such leases, subleases and/or use or occupancy agreements being referred to herein collectively as the “Company Properties”), including the address and lessee, sublessee, licensee or occupant under such Company Leases. All the Company Leases are in full force and effect and are valid and binding obligations of the Company or its applicable Subsidiary, enforceable against the Company or such Subsidiary and, to the Knowledge of the Company, against the lessor parties thereto in accordance with their respective terms. Accurate and complete copies of all Company Leases have been made available to Purchaser. The Company Properties constitute all the interests in real property currently used or currently held for use in connection with the business of the Company and its Subsidiaries. There is no breach of or default under the terms of any Company Lease and, to the Knowledge of the Company, no event has occurred that, with notice or lapse of time or both, would constitute such breach of or default or permit termination, modification or acceleration of such Company Lease. No landlord, sublandlord or owner under any Company Lease has exercised any option or right to cancel or terminate such Company Lease or shorten or lengthen the term thereof, lease additional premises, reduce, expand or relocate the premises demised by such Company Lease. Neither the Company nor any of its Subsidiaries have assigned, transferred or pledged any interest in any Company Lease or sublet any portion of the Company Properties. The Company Properties are sufficiently supplied in all material respects with utilities and other services as necessary for the operation of such Company Properties. The Company or its applicable Subsidiary has the right to use each of the Company Properties for the full term of the Company Lease (and any renewal options) relating thereto. The Company or its applicable Subsidiary has valid leasehold interests in all of the Company Properties, free and clear of all Encumbrances, other than Permitted Encumbrances. Neither the whole nor any part of the Company Properties are subject to any pending suit for condemnation or other taking by any Governmental Body, and, to the Knowledge of the Company, no such condemnation or other taking is threatened or contemplated. There are no leases, subleases, licenses, or other agreements granting to any Person the right of use or occupancy of any portion of the Company Properties (except under the Company Leases). All buildings, structures, facilities and improvements located on the Company Properties, including buildings, structures, facilities and improvements which are under construction (collectively, “Improvements”) comply in all material respects with valid and current certificates of occupancy or similar Permits to the extent required by Legal Requirements for the use thereof, and conform in all material respects with all applicable Legal Requirements. The Improvements are in all material respects (A) in good operating condition and repair (ordinary wear and tear excepted) and (B) suitable and adequate for continued use in the manner in which they are presently being used.

2.9Intellectual Property; Information Technology

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(a)Section 2.9(a) of the Disclosure Schedule sets forth an accurate and complete list of: (i) all Registered Intellectual Property forming a part of the Owned IP (including, as to each such item of Registered Intellectual Property, the jurisdiction(s) in which it has been registered or filed and the applicable registration, serial or application number); (ii) all social media accounts owned, or purported to be owned, by the Company or any of its Subsidiaries (the “Accounts”); and (iii) each trademark, service mark, trade name or other indicia of source that is not Registered Intellectual Property but is used by the Company or any of its Subsidiaries as a trademark, service mark, trade name, or other indicia of source for any Company Product. All such Registered Intellectual Property is subsisting, valid and enforceable, the registrations for all such Registered Intellectual Property comply in all material respects with Legal Requirements, all documents and instruments necessary to establish, perfect and maintain the rights of the Company and its Subsidiaries in any such Registered Intellectual Property have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body, and all fees required to maintain the validity of any such Registered Intellectual Property have been paid prior to the expiration of any payment periods. Section 2.9(a) of the Disclosure Schedule also accurately identifies and describes each action, filing and payment that must be taken or made on or before the date that is one hundred and twenty (120) days after the date of this Agreement in order to maintain each such item of Registered Intellectual Property in full force and effect. Neither the Company nor any of its Subsidiaries has received any written (or, to the Knowledge of the Company, non-written) communications challenging or threatening to challenge either (i) the right, title or interest of the Company or its applicable Subsidiary in or to the Owned IP or (ii) the scope, validity or enforceability of any Registered Intellectual Property forming a part thereof and there are no Legal Proceedings (including any interference, opposition, cancellation, reissue, reexamination or other proceeding) pending or, to the Knowledge of the Company, threatened, related to the foregoing.

(b)Section 2.9(b) of the Disclosure Schedule sets forth an accurate and complete list of each Company Contract pursuant to which: (i) the Company or any of its Subsidiaries is a licensee of or is otherwise granted by a third party any rights with respect to any Intellectual Property, or Intellectual Property Rights (other than any such Company Contract that is not an Affiliate Transaction, is a nonexclusive end user license to Software that is commercially available to the public generally, used solely for the Company’s or any of its Subsidiaries’ internal use and with a replacement cost of less than one hundred thousand dollars (US$100,000) annually); (ii) the Company or any of its Subsidiaries is a licensor or otherwise grants to a third party any rights (including a covenant not to sue or otherwise assert claims) with respect to any Owned IP (other than Owned IP licensed to customers on a non-exclusive basis in the ordinary course of business as part of a Company Product pursuant to the Company’s standard form for such Company Product and that does not as to the Intellectual Property or Intellectual Property Rights-related terms set forth in such standard form, deviate in any material respect from such standard form); and (iii) the Company or any of its Subsidiaries has provided, or is obligated to provide, any third party (including any escrow agent or customer) access to the source code for any Company Product (collectively, the “Company IP Agreements”, and any rights under the Company IP Agreements, together with the Owned IP, the “Company IP Rights”).

(c)The Company or one of its Subsidiaries exclusively owns and possesses all right, title and interest in and to, or has a valid and enforceable written license to use, all Company IP Rights, free and clear of all Encumbrances other than Permitted Encumbrances. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) any limitation on the Company’s or any of its Subsidiaries’ right, title or interest in or to any Company IP Rights; (ii) the release, disclosure or delivery of any Owned IP to any escrow agent or other Person; (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Owned IP; or (iv) by the terms of any Company IP Agreement identified (or required to be identified) in Section 2.9(b) of the Disclosure Schedule, a reduction of any royalties, revenue sharing or other payments the Company or any of its Subsidiaries would otherwise be entitled to with respect to any Owned IP or any Company Product. The Company IP Rights constitute all Intellectual Property Rights necessary to conduct the business of the Company and its Subsidiaries. Except as set forth in Section 2.9(c) of the Disclosure Schedule, the Company IP Rights shall be available to the Acquired Companies immediately after the Closing on identical terms and conditions to those under which the Company or any of its Subsidiaries owned or had the right to use the Company IP Rights immediately prior to the Closing Date.

(d)The Company or one of its Subsidiaries is the registered holder of all Internet domain names set forth in Section 2.9(d) of the Disclosure Schedule and, in each case, the administrative contact of record for such Internet domain name registration is the Company or its applicable Subsidiary. The Company reviews the Accounts on a regular basis and all uses by the Company and each of its Subsidiaries of the Accounts have complied with all applicable Legal

Requirements as well as all terms and conditions or terms of use applicable to the Accounts (the “Social Media Terms”). There are no Legal Proceedings pending, or, to the Knowledge of the Company, threatened, alleging any (i) breach or other violation of any Social Media Terms by the Company or any of its Subsidiaries, (ii) violation by the Company or any of its Subsidiaries of the Digital Millennium Copyright Act, 1998 or (iii) defamation, violation of rights of any Person, or any other violation by the Company or any of its Subsidiaries in connection with its use of social media.

(e)Neither the Company nor any of its Subsidiaries is under any obligation, whether written or otherwise, to develop any Intellectual Property (including any elements of any Company Products) for any third party (including any customer or end user).

(f)Neither the Company nor any of its Subsidiaries, nor the operation of their respective businesses (including the provision of Company Products, services and content) has infringed, misappropriated, diluted or otherwise violated the Intellectual Property Rights of any other Person. Neither the Company nor any of its Subsidiaries (or any of their respective officers or directors) has received any written (or, to the Knowledge of the Company, non-written) notices, requests for indemnification, or threat from any third party related to the foregoing, alleging that the Company or any of its Subsidiaries has infringed, misappropriated, diluted, or otherwise violated, or, by conducting their respective businesses as presently conducted, would infringe, misappropriate, dilute or otherwise violate, any Intellectual Property Rights of any other third party and there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened, related to the foregoing. To the Knowledge of the Company, no Person or any of such Person’s products or services or other operation of such Person’s business has infringed on, misappropriated, diluted or otherwise violated or conflicted with any of the Company IP Rights, and there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened, related to any of the foregoing.

(g)To the Knowledge of the Company, no director, officer or stockholder of the Company or any of its Subsidiaries owns any Intellectual Property or Intellectual Property Rights that are directly competitive with the business of the Company or any of its Subsidiaries or that are derived from any Company IP Rights. To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries has misappropriated the trade secrets of any other Person in the course of the employment of such employee with the Company or any of its Subsidiaries.

(h)The Company and each of its Subsidiaries has taken actions reasonably necessary and actions common in the industry designed to maintain and protect the Company IP Rights, including the secrecy, confidentiality and value of trade secrets and other confidential information forming a part of the Owned IP and neither the Company nor any of its Subsidiaries has disclosed any such trade secrets and other confidential information (including the source code to any Company Products) to any third party other than pursuant to a written confidentiality agreement pursuant to which such third party agrees to protect such confidential information.

(i)The Company or one of its Subsidiaries leases, licenses, or otherwise has the legal right to use all Software (including Company Products), electronic data processing, information, record keeping, communications, telecommunications, interfaces, platforms, peripherals, systems, servers, computers, hardware (whether general or special purpose), firmware, middleware, networks, data communications lines, routers, hubs, switches and other information technology equipment owned or leased by, licensed to, or used in the conduct of the business of the Company and its Subsidiaries (collectively, the “Company IT Assets”). All Company IT Assets are adequate for, and operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with the immediate and anticipated future needs of the operation of the business of the Company and its Subsidiaries when conducted in the same manner as conducted by the Company and its Subsidiaries prior to the Closing. The Company and its Subsidiaries have implemented and maintain commercially reasonable backup, security and disaster recovery technology consistent with industry practices for a company of the Company’s size, age and industry. All such plans and procedures have been proven effective upon testing in all material respects, and in the last twelve (12) months, there has not been any material failure with respect to any of the Company IT Assets that has not been remedied or replaced in all material respects. No Person has gained unauthorized access to any Company IT Assets.

(j)The Company and its Subsidiaries do not use and have not used any Open Source Software or any modification or derivative thereof (i) in a manner that would grant or purport to grant to any Person any rights to or immunities under any Owned IP or (ii) in a manner that would require the Company or its Subsidiaries to disclose or distribute to any other Person the source code to any of the Company Products or any Software that is Owned IP, to license or provide such source code to any Person for the purpose of making derivative works, or to make available to any Person any Company Products or any Software that is Owned IP for redistribution at no or minimal charge.

(k)The Company and its Subsidiaries are in compliance with any Contract pursuant to which the Company or any of its Subsidiaries has obtained the right from any Person to use any Software, including Open Source Software, and in particular the Company and its Subsidiaries have purchased a number of seat licenses for the Company IT Assets that is sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries use industry standard policies and procedures designed to ensure that no Company Product (i) contains any bug, defect or error (including any bug, defect or error relating to or resulting from the display, manipulation, processing, storage, transmission or use of any data) that materially and adversely affects the use, functionality or performance of such Company Product or any product or system containing or used in conjunction with such Company Product or (ii) materially fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such Company Product or any product or system containing or used in conjunction with such Company Product.

(l)During the past three (3) years, the Company and its Subsidiaries have had an established Information Security Program, and there have been no material violations of the Information Security Program. During the past three (3) years, the Company and its Subsidiaries have tested the Information Security Program on a no less than annual basis; remediated all critical, high and medium risks and vulnerabilities; and the Information Security Program has proven sufficient and compliant with Privacy Requirements in all material respects. During the past three (3) years, the Company and its Subsidiaries have taken commercially reasonable actions designed to protect the security and integrity of the Company IT Assets and the data stored or contained therein or transmitted thereby including by implementing industry standard procedures designed to prevent unauthorized access and the introduction of any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “ransomware,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming, interfering with or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent (“Malicious Code”), and the taking and storing on-site and off-site of back-up copies of critical data.

(m)The Company and its Subsidiaries comply and, with respect to the Processing of Business Data, its Data Processors comply and have complied at all times with Company Privacy Policies and, in all material respects, with Privacy Requirements. To the extent required by Privacy Requirements or Company Privacy Policies, (i) Personal Data is Processed by the Company, its Subsidiaries and their respective Data Processors in an encrypted manner and (ii) Personal Data is securely deleted or destroyed by the Company and its Data Processors. Where the Company or its Subsidiaries use a Data Processor to Process Personal Data, the Data Processor has provided guarantees, warranties or covenants in relation to Processing of Personal Data, confidentiality, security measures and has agreed to comply with those obligations in a manner sufficient for the Company’s and its Subsidiaries’ compliance with Privacy Requirements.

(n)The Company IT Assets used by the Company and its Subsidiaries are in good working condition and operate and perform as necessary to conduct the business of the Company and its Subsidiaries as currently conducted. There is no Malicious Code or defect in any of the Company Products or the Company IT Assets, and neither the Company nor its Subsidiaries has received any written (or, to the Knowledge of the Company, non-written) complaints related to any Malicious Code.

(o)The Company and its Subsidiaries and the conduct of their respective businesses are in material compliance with, and during the past three years have been in material compliance with, all Privacy Requirements. The Company and its Subsidiaries and, to the Knowledge of the Company, its Data Processors have not suffered a Data Breach, have not been required to notify any Person or Governmental Body of any Data Breach, and have not been adversely affected by any Malicious Code or denial-of-service attacks on any Company IT Assets. Neither the Company, its Subsidiaries nor any third party acting at the direction or authorization of the Company or its Subsidiaries has paid any perpetrator of any actual or threatened Data Breach or cyber-attack, including, but not limited to, a ransomware attack or a denial-of-service attack. Neither the Company nor any of its Subsidiaries has received a written notice (including any enforcement notice), letter, or complaint from a Governmental Body or any Person alleging noncompliance or potential noncompliance with any Privacy Requirements or Company Privacy Policies and has not been subject to any Legal Proceeding relating to noncompliance or potential noncompliance with Privacy Requirements or the Company’s Processing of Personal Data. Neither the Company nor any of its Subsidiaries is in material breach or default of any Contracts relating to the Company IT Assets or to Business Data, and the Company and its Subsidiaries do not transfer Personal Data internationally except where such transfers comply with Privacy Requirements and Company Privacy Policies. Neither the execution, delivery or performance of this Agreement nor any of the other agreements contemplated by this Agreement, nor the consummation of any of the transactions contemplated herby or thereby violate any Privacy

Requirements or Company Privacy Policies. The Company and its Subsidiaries carry cybersecurity insurance in the amounts and with the limitations described on Section 2.9(o) of the Disclosure Schedule.

(p)Section 2.9(p) of the Disclosure Schedule sets forth an accurate and complete list of each employee and contractor of the Company or its Subsidiaries that was involved in the development of any product or Intellectual Property for or on behalf of the Company or any of its Subsidiaries.

2.10Confidential Information and Invention Assignment Agreements

.  All Persons who are or were involved in or contributed to the conception or development of any Intellectual Property for or on behalf of the Company or any of its Subsidiaries or any predecessor in interest to the Company or any of its Subsidiaries have done so pursuant to a valid and enforceable agreement that protects the confidential information of the Company and its Subsidiaries and irrevocably transfers to the Company or one of its Subsidiaries exclusive ownership of such Intellectual Property conceived or developed by such Persons, and Section 2.10 of the Disclosure Schedule sets forth an accurate and complete list of each such agreement with each such Person. No funding, facilities or personnel of any Governmental Body or any university or educational institution were used, directly or indirectly, to develop or create, in whole or in part, any Owned IP.

2.11Contracts

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(a)Section 2.11(a) or Section 2.9(b) (in the case of Company IP Agreements), as applicable, of the Disclosure Schedule identifies each Material Contract that is in effect as of the date of this Agreement. For purposes of this Agreement, “Material Contract” means a Contract to which the Company or any of its Subsidiaries is a party or otherwise has continuing obligations in connection therewith, in each case, as currently in effect, and:

(i)under which amounts spent by or paid or due to the Company or such Subsidiary during the twelve-month period ending on the date of this Agreement or required to be spent by or reasonably expected to be paid to the Company or such Subsidiary during any twelve-month period that includes the date of this Agreement (other than pursuant to contracts with or for the benefit of employees of the Company or a Subsidiary) exceed an aggregate of one hundred thousand dollars (US$100,000) in either case;

(ii)that is a Company IP Agreement;

(iii)that evidences indebtedness of or a guarantee of indebtedness of another Person by the Company or any of its Subsidiaries, in either case in respect of borrowed money;

(iv)that contains covenants materially limiting the marketing or sale by the Company or any of its Subsidiaries of any products or services or concerning confidentiality or non-competition or prohibiting the Company or any of its Subsidiaries from freely engaging in business or otherwise including provisions on joint price-fixing, market or customer sharing, exclusivity or market classification;

(v)that is an agreement with an insurance carrier or Affiliate or subsidiary thereof, including any agency or marketing agreement, pursuant to which the aggregate annual payments made to or by the Company or its Subsidiaries exceed one hundred thousand dollars (US$100,000);

(vi)that is an employment, retention, change in control, severance, consulting, independent contractor or similar agreement with any employee, director or other service provider of the Company or any of its Subsidiaries (A) requiring notice in excess of thirty (30) days to terminate or (B) providing for severance payments or benefits, a change in control bonus or similar payment, transaction-based awards or other equity or equity-based compensation or similar payment or any incentive compensation or similar payment;

(vii)that is a collective bargaining agreement or other agreement with any labor union, works council, or other labor organization;

(viii)with any professional employer organization or staffing agency;

(ix)under which it is lessee of or holds or operates any personal property owned by any other party, except for any lease of personal property under which the aggregate annual rental payments do not exceed fifty thousand dollars (US$50,000);

(x)under which it is lessor of or permits any third party to hold or operate any personal property owned or controlled by it;

(xi)is a settlement, conciliation or similar agreement;

(xii)that is a Company Lease;

(xiii)relating to the acquisition or disposition of assets in an amount in excess of one hundred thousand dollars (US$100,000);

(xiv)relating to the acquisition or disposition (by merger, consolidation, acquisition of stock or assets or otherwise) of any Entity or substantially all of the assets of any Entity;

(xv)not executed in the ordinary course of business, not consistent with fair market terms, conditions and prices or with applicable laws and regulations or otherwise not made on arm’s length terms and conditions;

(xvi)relating to the distribution, marketing or sales of any Company Products;

(xvii)relating in any manner to Medicare Part C (Medicare Advantage) or Medicare Part D;

(xviii)relating to Affiliate Transactions; or

(xix)with a Key Business Partner.

The Company has made available to Parent and Purchaser a copy of each Material Contract, together with all amendments, waivers or other changes thereto.

(b)Each Material Contract is valid and in full force and effect as of the date of this Agreement and is the legal, valid and binding obligation of the Company or its Subsidiary, as applicable, and, to the Knowledge of the Company, the other parties thereto, enforceable against the Company or its Subsidiary, as applicable, and, to the Knowledge of the Company, against the other parties thereto, in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). To the Knowledge of the Company, no party to any such Material Contract is in material breach or in material default thereunder as of the date of this Agreement. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any counterparty (with or without notice or lapse of time, or both) is in breach of or default under, in any material respect, any Material Contract. Each Material Contract will continue to be legal, valid and enforceable on identical terms following the consummation of the transactions contemplated hereby.

2.12Compliance with Laws

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(a)General. The Company and each of its Subsidiaries are in compliance in all material respects, and during the past three (3) years have been in compliance in all material respects, with all applicable Legal Requirements and Orders. The Company and each of its Subsidiaries are in compliance in all material respects, and during the past six (6) years have been in compliance in all material respects, with all Healthcare Laws. None of the Company, any of its Subsidiaries or any of their respective directors, managers, officers, employees or agents has received any notice of any violation of any such Legal Requirement, including any Healthcare Law, or Order from a Governmental Body. The Company, its Subsidiaries and to the extent related to the Company or its Subsidiaries, each of their directors, managers, officers, employees and agents have complied in all material respects and are in compliance in all material respects with all Orders, decrees, writs, rulings injunctions or judgments promulgated or issued by any Governmental Body, each of which is set forth on Section 2.12(a) of the Disclosure Schedule. There are, and during the past six (6) years have been, no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company by any Governmental Body or any of the Company’s insurance carriers, including relating to any Healthcare Laws.

(b)International Trade Matters. The Company and each of its Subsidiaries has conducted its operations in all material respects in accordance with all applicable import/export controls and economic sanctions in countries in which the Company or any of its Subsidiaries conducts business (“Trade Laws”). Without limiting the foregoing, during the past three (3) years: (i) neither the Company nor any of its Subsidiaries has had direct or indirect dealings in or with a territory subject to comprehensive U.S. sanctions or with any Person that is the target of the economic or financial sanctions imposed by the United States Government, including the U.S. Department of Treasury’s List of Specially Designated Nationals; (ii) the Company and each of its Subsidiaries has obtained or made all material export and import licenses, license exceptions and other consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings of or with any Governmental Body required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”); (iii) the Company and each of its Subsidiaries is in material compliance with the terms of all Export Approvals; and (iv) there are no pending or, to the Knowledge of the Company, threatened claims against the Company or any Subsidiary with respect to such Export Approvals or Trade Laws. Section 2.12(b) of the Disclosure Schedule sets forth the accurate and complete export control classifications applicable to the Company’s and each of its Subsidiaries’ products, services, software and technologies.

2.13Permits

.  Section 2.13 of the Disclosure Schedule sets forth a list and a brief description of each Permit held by the Company, its Subsidiaries and the designated responsible licensed person for each line of business in each jurisdiction where the Company or any of its Subsidiaries holds an insurance agency license (in such person’s capacity as such). All Permits held by the Company and its Subsidiaries are valid and in full force and effect, and will continue in full force and effect immediately following the Closing, except for any failure to be or continue to be valid and in full force and effect as would not result in a material liability or the loss of material benefit of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries is in material default under or in material violation of (and, to the Knowledge of the Company, no event has occurred that, with notice or the lapse of time or both, would constitute a material default under or material violation of) any Permit held by it. There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or the Subsidiary that would reasonably be likely to result in the revocation, cancellation, suspension or any other adverse modification of any Permit held by the Company or the Subsidiary. The Permits set forth on Section 2.13 of the Disclosure Schedule represent all the Permits necessary to conduct the business of the Company and its Subsidiaries as conducted on the date of this Agreement.

2.14Tax Matters

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(a)Each of the Tax Returns required to be filed by the Company and its Subsidiaries with any governmental Tax authority (the “Company Returns”): (i) has been filed on or before the applicable due date (including any extensions of such due date); and (ii) has been prepared in all material respects in compliance with applicable law and are true, accurate and complete in all material respects. All Taxes due and payable (whether or not shown on the Company Returns to be due) by the Company and its Subsidiaries have been paid. All Taxes that the Company and its Subsidiaries have been required to collect or withhold have been duly collected or withheld and have been duly paid to the proper governmental Tax authority to the extent required under applicable law.

(b)In the last five (5) years, there has not been any audit of any Company Return by any governmental Tax authority or any Legal Proceeding with respect to Taxes of the Company or its Subsidiaries. No audit of any such Company Return by a governmental Tax authority or Legal Proceeding with respect to Taxes of the Company or its Subsidiaries is in progress as of the date of this Agreement, and neither the Company nor its Subsidiaries have been notified in writing prior to the date of this Agreement by any governmental Tax authority that any such audit or Legal Proceeding is contemplated or pending. Except as set forth in Section 2.14(b) of the Disclosure Schedule, no extension of time with respect to any date on which a Company

Return was required to be filed by the Company or its Subsidiaries is in force or has been requested as of the date of this Agreement, and no waiver or agreement by or with respect to the Company or its Subsidiaries is in force or has been requested as of the date of this Agreement for the extension of time for the payment of any Taxes. No written claim has been received by the Company or its Subsidiaries from any governmental Tax authority in a jurisdiction where the Company or its Subsidiaries does not file tax returns that the Company or its Subsidiaries is subject to taxation by that jurisdiction. There are no Encumbrances for Taxes (other than for Taxes not yet due and payable) upon the assets of the Company or its Subsidiaries. The Company has made available to Purchaser correct and complete copies of: (i) all federal, state and foreign income Tax returns filed by the Company and its Subsidiaries that have been requested; and (ii) all examination reports and statements of deficiencies from any governmental Tax authority assessed against or agreed to by the Company or its Subsidiaries.

(c)Neither the Company nor its Subsidiaries has agreed prior to the date of this Agreement to, and is not required as of the date of this Agreement to, make any adjustment for any period after the date of this Agreement pursuant to Section 481(a) of the Code (or any corresponding provisions of state, local or non-U.S. Tax law) by reason of any change in any accounting method made prior to the Closing. There is no application pending as of the date of this Agreement with any governmental Tax authority requesting permission for any such change in any accounting method of the Company or its Subsidiaries, and the IRS has not issued in writing to the Company or its Subsidiaries any proposal pending as of the date of this Agreement regarding any such change in accounting method.

(d)As of the date of this Agreement, neither the Company nor its Subsidiaries are a party to any contract with another Person relating to allocating or sharing the payment of, or liability for, Taxes. As of the date of this Agreement, neither the Company nor its Subsidiaries have liability for the Taxes of another Person under Treasury Regulation § 1.1502-6 (or any corresponding provisions of state, local or non-U.S. Tax law), as a transferee or as a successor, or by Contract or otherwise. For purposes of this Section 2.14(d), the following contracts shall be disregarded: (i) commercial contracts entered into in the ordinary course of business providing for the allocation or payment of real property taxes attributable to real property leased or occupied by the Company; (ii) commercial contracts entered into in the ordinary course of business the principal purpose of which is not the sharing or allocation of Tax; and (iii) commercial contracts entered into in the ordinary course of business for the allocation or payment of personal property taxes, sales or use taxes or value added taxes with respect to personal property leased, used, owned or sold in the ordinary course of business.

(e)None of the Acquired Companies has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(f)None of the Acquired Companies is a party to any joint venture, partnership, other arrangement or contract that would reasonably be expected to be treated as a partnership for U.S. federal income tax purposes.

(g)During the past three (3) years, neither the Company nor its Subsidiaries have engaged in any listed or reportable transactions (as defined under Section 6707A(c) of the Code (or any corresponding provisions of state, local or non-U.S. Tax law)).

(h)Neither the Company nor its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding provisions of state, local or non-U.S. Tax law) executed prior to the Closing; (iii) deferred intercompany gain or any excess loss account described in the Treasury Regulations under Code Section 1502 (or any corresponding provisions of state, local or non-U.S. Tax law) with respect to a transaction consummated prior to the Closing; (iv) installment sale made prior to the Closing; (v) prepaid amount received prior to the Closing; or (vi) use of an improper method of accounting prior to the Closing.

(i)Neither the Company nor its Subsidiaries has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty or convention between the United States and such foreign country), or otherwise been subject to taxation in any country other than the country of its formation. The method of allocating income, deductions, expenses and receipts among the Company and its Subsidiaries (or among the offices or permanent establishments of the Company or a single Subsidiary, if required by applicable law) complies in all material respects with the principles set forth in Section 482 of the Code and Treasury Regulations promulgated thereunder (and any corresponding provisions of state, local or non-U.S. Tax law).  Except as set forth in Section 2.14(i) of the Disclosure Schedule, the Company and each of its Subsidiaries have properly and in a timely manner documented their transfer pricing methodologies in compliance with Code Sections 482 and 6662 (and any related sections), the Treasury Regulations promulgated thereunder and any comparable provisions of state, local or non-U.S. Tax law. All material transactions between the Company and its Subsidiaries (including any of their respective branches, if any) and any current or past Affiliate have been on arms’ length terms.

(j)Neither the Company nor its Subsidiaries has made any election under Section 965(h) (or any corresponding or similar provision of state, local or foreign law).

(k)Neither the Company nor its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361 (or any corresponding provisions of state, local or non-U.S. Tax law).

(l)Section 2.14(l) of the Disclosure Schedule lists the entity classification of each of the Acquired Companies for U.S. federal income Tax purposes.

(m)Section 2.14(m) of the Disclosure Schedule sets forth all Tax exemptions, Tax holidays, Tax concessions or other Tax reduction agreements or arrangements applicable to the Acquired Companies. The Acquired Companies have made available to Purchaser all documentation relating to such Tax exemptions, Tax holidays, Tax concessions or other Tax reduction agreements or arrangements. The Acquired Companies are in compliance with the requirements for any such Tax exemption, Tax holiday, Tax concession or other Tax reduction agreement or arrangement and none of the Tax exemptions, Tax holidays, Tax concessions or other Tax reduction agreements or arrangements will be jeopardized or altered by, or could be subject to clawback or recapture as a result of (i) the transactions contemplated by this Agreement or (ii) a failure by the Acquired Companies to satisfy one or more requirements on which such Tax exemption, Tax holiday, Tax concession or other Tax reduction agreement or arrangement is, or was, conditioned.

(n)e-TeleQuote has not applied for or received any loan, exclusion, forgiveness or other item pursuant to any COVID-19 Measure, including but not limited to any “Paycheck Protection Program” loan, “Economic Stabilization Fund” loan or United States Small Business Administration loan.

(o)e-TeleQuote has not availed itself of relief pursuant to the CARES Act (including, without limitation, pursuant to Sections 1102 and 1106 (i.e., the Paycheck Protection Program) of the CARES Act) or any similar applicable federal, state or local law (excluding, for the avoidance of doubt, any tax provisions of general applicability such as Sections 2301 through 2308 of the CARES Act).

2.15Employee and Labor Matters; Benefit Plans

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(a)Section 2.15(a) of the Disclosure Schedule contains an accurate and complete list of all current employees of the Company or any of its Subsidiaries, and correctly reflects the following information for each such employee (unless such information is not disclosable to Purchaser pursuant to Legal Requirement, in which case, the name of such employee and other identifying information may be redacted to the extent necessary to comply with such Legal Requirement) regarding each such employee: (i) name or employee identification number; (ii) start date of employment or continuous service date (if applicable); (iii) work location; (iv) job title or position; (v) classification as exempt or non-exempt under the Fair Labor Standards Act of 1938, as amended (the “FLSA”); (vi) base annual salary or hourly wage rate (as applicable); (vii) description of other cash compensation paid in the fiscal year ended June 30, 2020; (viii) accrued unpaid vacation pay (if applicable); and (ix) leave status (including leave type, start date and expected return to work date, if applicable). Except as set forth in Section 2.15(a) of the Disclosure Schedule, each current employee of the Company or any of its Subsidiaries is employed at will and may terminate his or her employment or be terminated from such employment at any time for any or no reason with or without prior notice and without the payment of any severance or termination payments. Except as set forth in Section 2.15(a) of the Disclosure Schedule, the Company does not have any employees.

(b)The Company has made available to Purchaser copies of all written employee manuals, handbooks and policy statements in effect during the past three (3) years.

(c)Except as would not result in material Liability for the Company or any of its Subsidiaries (i) neither the Company nor any of its Subsidiaries is delinquent in any payments to any of their respective current or former employees, consultants or independent contractors for any wages, salaries, commissions, bonuses or other compensation that has come due and payable under applicable Legal Requirement, contract, or Company or Subsidiary policy; and (ii) each individual who (A) has provided services to the Company or any of its Subsidiaries during the past three (3) years and was classified or treated by the Company as an independent contractor, consultant or other service provider or (B) is or was employed by the Company or any of its Subsidiaries during the past three (3) years and classified as exempt under the FLSA, is and was properly classified and treated under applicable Legal Requirements. Other than as set forth in employment agreements or letters identified in Section 2.15(c) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has any legally binding plan, program or policy requiring the payment of severance compensation in connection with the termination of employment of its respective employees. There are no material employee grievances, complaints, investigations or charges pending against or regarding the Company or any of its Subsidiaries under any employee dispute resolution procedure or with or before any Governmental Body.

(d)Except as set forth in Section 2.15(d) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries are or have ever been a party to or bound by any collective bargaining agreement or other agreement with any labor union, works council, or other labor organization, and no collective bargaining or other such agreement is currently being negotiated by the Company or any of its Subsidiaries. There is no, and during the past five years there has not been any, strike, lockout, picketing, handbilling, work stoppage or other material labor dispute against or affecting the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened. To the Knowledge of the Company, there are, and for the past five years there have been, no pending or threatened union organizing activities involving the Company or any of its Subsidiaries or any of their respective employees.

(e)Except as set forth in Section 2.15(e) of the Disclosure Schedule, the Company and each of its Subsidiaries have complied in all material respects with all Legal Requirements which relate to employment and to the operation of the business, including Legal Requirements which relate to wages, hours, wage payment, employee record keeping, labor, employment, fair employment practices, terms and conditions of employment, workers' compensation, occupational safety and health, plant closings, withholding of taxes, discrimination in employment, harassment, retaliation, disability rights or benefits, equal employment opportunity, immigration (including applicable I-9 Legal Requirements), reasonable accommodations, labor relations and collective bargaining, employee leave issues, and unemployment insurance, and are not liable for any arrears of wages or any taxes or penalties for failure to comply with the foregoing.

(f)The Company and each of its Subsidiaries has promptly, thoroughly and impartially investigated all sexual harassment, sexual misconduct and hostile work environment allegations of which it is or was made aware during the past three years. With respect to each such allegation, the Company or such Subsidiary, as applicable, has taken all corrective action necessary under applicable Legal Requirements. Neither the Company nor any of its Subsidiaries reasonably expects any material Liability with respect to any such allegations. Except as set forth in Section 2.15(f) of the Disclosure Schedule, during the past three years, there has been no settlement of, or payment arising out of or related to, any litigation with respect to sexual harassment, sexual misconduct or hostile work environment. During the past three years, there have been no reported internal or external complaints accusing any current or former officer, employee or other service provider of the Company or any of its Subsidiaries of sexual harassment, sexual misconduct or creating a hostile work environment.

(g)Neither the Company nor any of its Subsidiaries has incurred any Liabilities under the WARN Act during the past three years, and no employee layoff, facility closure or similar reduction-in-force affecting employees of the Company or any of its Subsidiaries is currently contemplated, planned or announced. Section 2.15(g) of the Disclosure Schedule sets forth (unless such information may not be disclosed to Purchaser under applicable Legal Requirements, in which case, the names of such individuals and other identifying information may be redacted as necessary to comply with such applicable Legal Requirements) by name, hire date, termination date or date of employment loss and location of any employees terminated (other than for cause) or who otherwise experienced an “employment loss’ under the WARN Act by the Company or any of its Subsidiaries within the ninety (90) days preceding the Closing. Except as set forth in Section 2.15(g) of the Disclosure Schedule, to the Knowledge of the Company, no officer, director or employee of the Company or any of its Subsidiaries (i) intends to terminate his or her employment or relationship with the Company within the twelve (12) months following the Closing or (ii) is a party to or bound by any confidentiality, non-competition, proprietary rights or other agreement that would materially restrict the performance of such Person’s current job duties with the Company or its Subsidiaries or otherwise materially affect the operations of the business of the Company or its Subsidiaries.

(h) Section 2.15(h) of the Disclosure Schedule sets forth an accurate and complete list of each Company Employee Plan (and separately identifies each Foreign Plan). Other than the Company Employee Plans, neither the Company nor any of its Subsidiaries have any Liability with respect to any plan, program, policy, arrangement or agreement for the benefit of an employee or other service provider (or any of their respective dependents). With respect to each Company Employee Plan, the Company has provided or made available to Purchaser accurate and complete copies of, to the extent applicable, (i) all such Company Employee Plans (or, with respect to any unwritten Company Employee Plan, a written summary of the material terms thereof), (ii) the three most recently filed Form 5500 filings with all schedules thereto, (iii) the most recent IRS determination, advisory or opinion letter, (iv) the current summary plan description and any summaries of material modifications thereto, (v) copies of any non-routine correspondence with any Governmental Body and (vi) each trust agreement and insurance or group annuity contract and other funding vehicle (including all amendments thereto).

(i)Each Company Employee Plan is, and has been, established, maintained, funded, operated, and administered, in all material respects, in compliance with applicable Legal Requirements, and with its terms.

(j)No Company Employee Plan, and no trustee, administrator or fiduciary (within the meaning of Section 3(21) of ERISA) thereof, has engaged in any breach of fiduciary responsibility (as determined under ERISA) or any transaction prohibited by Section 406 of ERISA or Section 4975 of the Code with respect to any Company Employee Plan to which Part 4 of Subtitle B of Title I of ERISA or Section 4975 of the Code applies and nothing has occurred that would reasonably be expected to subject the Company or any Subsidiary thereof to any such Taxes or Liability (including Liability on account of an indemnification obligation). There are no claims or Legal Proceedings pending, or to the Knowledge of the Company, threatened with respect to any Company Employee Plan (other than routine claims for benefits).

(k)No Company Employee Plan is and neither the Company nor any of its Subsidiaries nor any of their respective ERISA Affiliates sponsors, maintains, contributes to or is obligated to contribute to, or has any current or contingent Liability or obligation under or with respect to:  (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to Section 412 of the Code or Section 302 or Title IV of ERISA; (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code); or (iv) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA). Neither the Company nor any of its Subsidiaries, nor any of their respective ERISA Affiliates, has any current or contingent Liability or obligation by reason of at any time being treated as a single employer with any other Person under Section 414 of the Code.

(l)Except as set forth in Section 2.15(l) of the Disclosure Schedule, with respect to each Company Employee Plan, (i) all required contributions, premiums, and other payments that are due have been timely made, and any such amounts not yet due have been paid or properly accrued on the Company Financial Statements and (ii) all reports, returns and similar documents required to be filed with any Governmental Body or distributed to any Company Employee Plan participant have been timely filed or distributed.

(m)No Company Employee Plan provides, and the Company and its Subsidiaries have no Liability or obligation to provide, medical or death or other welfare benefits to any Person (or any dependent thereof) beyond such Person’s termination of employment or service or ownership (other than coverage mandated by Section 4980B of the Code for which the covered Person pays the full cost of coverage). None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred (whether or not assessed) and would not reasonably be expected to incur any Tax, penalty or other Liability under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state or local Legal Requirement. The Company and its Subsidiaries have not incurred (whether or not assessed) and would not reasonably be expected to incur any Tax, penalty, or other Liability under Chapter 43 of the Code (including Sections 4980D and 4980H of the Code) or Sections 6721 or 6722 of the Code.

(n)Except as set forth in Section 2.15(n) of the Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby shall (either alone or in connection with any other event):  (i) entitle any employee or other service provider to any compensation, benefits or other payment or any increase in amount or value of any compensation or benefits (including, but not limited to, the forgiveness of any indebtedness); (ii) accelerate the time of payment or vesting or trigger any payment or funding of any compensation or benefits or increase the amount of or result in the forfeiture of any compensation or benefits payable to any current or former employee or other service provider, except as required under Section 411(d)(3) of the Code; or (iii) limit or restrict the right to amend, terminate or transfer the assets of any Company Employee Plan on or following the Closing.

(o)Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination letter or is entitled to rely on an advisory or opinion letter, in each case, from the IRS as to such Company Employee Plan’s qualified status, and nothing has occurred that would reasonably be expected to adversely affect the tax-qualified status of such Company Employee Plan or cause the revocation of a determination letter from the IRS or the unavailability of reliance on an opinion or advisory letter from the IRS.

(p)Neither the Company nor any of its Subsidiaries is party to any plan, program, policy, contract, agreement or other arrangement that has resulted or would result and no amount paid or payable in connection with the transactions contemplated by this Agreement (either alone or in combination with any other event) has resulted or would result, in each case, separately or in the aggregate (whether in cash, property or the form of benefits), in the payment of any “excess parachute payment” within the meaning of Section 280G (or any corresponding provision of state, local or foreign Legal Requirements).

(q)Any plan, program, agreement or arrangement of the Company or any of its Subsidiaries that is or forms part of a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d) of the Code) has been administered, documented and maintained in accordance with Section 409A of the Code and the rules and regulations promulgated thereunder in all respects, such that no Tax or interest is or has been due and owing, and neither the Company nor any of its Subsidiaries has been required to withhold or pay any such Tax, in respect of such arrangement failing to be in compliance therewith.

(r)Neither the Company nor any of its Subsidiaries has any obligation to “gross-up” or otherwise indemnify any individual for the imposition of the excise tax under Section 4999 or Section 409A of the Code.

(s)Without limiting the generality of the other provisions of this Section 2.15, with respect to each Company Employee Plan that is subject to the Legal Requirements of a jurisdiction other than the United States (whether or not United States Legal Requirements also apply) (a “Foreign Plan”): (i) all employer and employee contributions to each Foreign Plan required by Legal Requirements or by the terms of such Foreign Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices and all filings required to be made to any Governmental Body or instrumentality with respect to each Foreign Plan have been timely made; (ii) each Foreign Plan required to be registered or approved has been registered or approved, as applicable, and has been maintained in good standing with applicable regulatory authorities and there are no existing circumstances or any events that have occurred since the date of the most recent registration or approval therefor relating to any such plan that would reasonably be likely to adversely affect any such approval or good standing; (iii) no Foreign Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA); (iv) no unfunded or underfunded Liabilities exist with respect to any Foreign Plan; (v) if intended to qualify for special tax treatment, such Foreign Plan meets all requirements for such treatment; and (vi) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in connection with any other event) result in the requirement, by any trustee or Governmental Body or representative, that the Company or any of its Subsidiaries make any additional contributions to any such Foreign Plan.

(t)Section 2.15(t) of the Disclosure Schedule sets forth an accurate and complete list of each officer and director of the Company and each of its Subsidiaries.

2.16Environmental Matters

.  The Company and its Subsidiaries (i) are in material compliance, and during the past three (3) years, have been in material compliance, with all Legal Requirements, including U.S. federal, state and local laws and governmental regulations, concerning worker and public health and safety, pollution, or protection of the environment, including all such Legal Requirements, laws and regulations relating to the emission, discharge or release of any petroleum, pollutants, Contaminants or hazardous or toxic materials, substances or wastes into air, surface water, groundwater or lands (“Environmental Requirements”), (ii) have not treated, stored, disposed or arranged for the disposal of, manufactured, distributed, released, exposed any Person to, or owned any property or facility contaminated by, any Contaminant, in each case as would result in a material Liability under any Environmental Requirement, and (iii) have not assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, a material liability of any other Person under Environmental Requirements. During the past three years, neither the Company nor any of its Subsidiaries has been threatened with a Legal Proceeding or received any written notice from any governmental authorities or any other Person of violations or, Liabilities under Environmental Requirements, including any relating to the Company Properties.

2.17Insurance

. Section 2.17 of the Disclosure Schedule contains a list of all policies of insurance or fidelity bonds maintained by the Company or any of its Affiliates or Subsidiaries with respect to the Company and its Subsidiaries, together with all claims pending in connection therewith. All premiums due thereunder have been paid when due, such policies are in full force and effect and none of the Company or any of its Subsidiaries is in material default with respect to its obligations under any such policy. There are no material disputes between the Company or its Subsidiaries, on the one hand, and any underwriter of any such policy, on the other hand, and there is no material claim pending under any such policy as to which coverage has been denied or disputed. No written notice of cancellation or non-renewal of, or of any premium increase under, any such policy has been received by Company or any of its Subsidiaries. Except as set forth in Section 2.17 of the Disclosure Schedule, none of the Company or any of its Subsidiaries has made any claim under any casualty or cybersecurity insurance policy during the past three years. Neither the Company nor any of the Company’s Subsidiaries or any Affiliate of the Company, with respect to the Company or its Subsidiaries, has any self-insurance or co-insurance programs.

2.18Affiliate Transactions

.  Section 2.18 of the Disclosure Schedule sets forth an accurate and complete list, as of the date hereof, of all Contracts and arrangements or understandings (whether or not reduced to writing) between any of the Company’s Subsidiaries, on the one hand, and any of their Affiliates (including the Company), any of the Selling Shareholders or any director, manager, officer, employee or equityholder of the Capital Stock of the Company or any of its Subsidiaries, on the other hand (each, an “Affiliate Transaction”). Except as set forth in Section 2.18 of the Disclosure Schedule, since the Audited Balance Sheet Date, there has not been any material accrual of Liability or other Indebtedness by any of the Company or its Subsidiaries to the Selling Shareholders or any of their respective Affiliates under any Affiliate Transaction. Other than employment or compensation and benefit agreements or arrangements entered into in the ordinary course of business or as set forth in Section 2.18 of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any Contract or arrangement or understanding with, and no material transactions have taken place between the Company or any of its Subsidiaries and, any director, manager, officer, employee or equityholder of the Company or its Subsidiaries, or any Affiliate of such individual or the Company and its

Subsidiaries, that will not have been discharged, terminated or otherwise consummated on or prior to the Closing Date with no further obligation on the part of the Company or such Subsidiary. No such Person has any interest in any property, real or personal or mixed, tangible or intangible, used in or pertaining to the businesses of the Company or any of its Subsidiaries, or owns directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer (or manager or other equivalent position) or director of, any competitor, customer or supplier of the Company or any of its Subsidiaries.  Except as set forth on Section 2.18 of the Disclosure Schedule, the Company is not a party to any Contract.

2.19Legal Proceedings; Orders

.

(a)As of the date hereof (for purposes of Section 8.1 only), there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding:  (i) that involves the Company or any of its Subsidiaries, or in which the Company or any of its Subsidiaries is a plaintiff, complainant or defendant with respect to any of the assets owned or used or any products or services provided by the Company or any of its Subsidiaries or any Person whose Liability for such Legal Proceeding the Company or any of its Subsidiaries has or may have retained or assumed, either contractually or by operation of law; (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated by this Agreement; or (iii) that relates to the ownership of any Capital Stock of the Company or any of its Subsidiaries, or any option or other right to the Capital Stock or other securities of the Company or any of its Subsidiaries, or right to receive consideration as a result of this Agreement. Except as set forth in Section 2.19(a) of the Disclosure Schedule, as of the date hereof (for purposes of Section 8.1 only), and for the last three (3) years, no Legal Proceeding has been commenced by or against, or, to the Knowledge of the Company, threatened against, the Company or any of its Subsidiaries, as applicable.

(b)There is no Order to which the Company or any of its Subsidiaries, or any of the assets owned or used or any products or services provided by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no employee, independent contractor, Key Business Partner or other service provider of the Company or any of its Subsidiaries is subject to any Order that prohibits such Person from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries.

2.20Authority; Binding Nature of Agreement

.  The Company has all necessary right, power and authority to enter into and to perform its obligations under this Agreement and under each other agreement, document or instrument referred to in or contemplated by this Agreement to which the Company is or will be a party; and the execution, delivery and performance by the Company of this Agreement and of each such other agreement, document and instrument have been duly authorized by all necessary action on the part of the Company and its board of directors and, assuming the approval thereof by its shareholders prior to the Closing, its shareholders. This Agreement and each other agreement, document and instrument referred to in or contemplated by this Agreement to which the Company or any of its Subsidiaries is a party, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to:  (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.21Non-Contravention; Consents

.  Except as set forth in Section 2.21 of the Disclosure Schedule, neither:  (1) the execution, delivery or performance of this Agreement or the other agreements, documents or instruments referred to in this Agreement to which the Company is or will be a party; nor (2) the consummation of the transactions contemplated hereby or thereby, will (with or without notice or lapse of time):

(a)contravene, conflict with or result in a violation of: (i) any of the provisions of any Organization Documents; or (ii) any presently effective resolution adopted by the stockholders, board of directors or any committee of the board of directors, as applicable, of the Company or any of its Subsidiaries;

(b)contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order, in each case in any material respect, to which the Company or any of its Subsidiaries or any of the assets owned or used by the Company or any of its Subsidiaries, is subject;

(c)contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization or Order in any material respect that is held by the Company or any of its Subsidiaries or that otherwise relates to the business of the Company or any of its Subsidiaries or to any of the assets owned or used by the Company or any of its Subsidiaries; or

(d)contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Material Contract, or give any Person the right to:  (i) declare a default or exercise any remedy in any material respect under any such Material Contract; (ii) accelerate the maturity or performance of any such Material Contract; (iii) cancel, terminate or materially modify any such Material Contract or (iv) demand any penalties, fees, expenses, breakage costs, change of control payments or other premiums pursuant to any such Material Contract.

Except (i) as set forth in Section 2.21 of the Disclosure Schedule, (ii) such other filings, notices or Consents that, if not filed, given or obtained would not be material to the Company’s and its Subsidiaries’ execution, delivery and performance of this Agreement, as applicable, or any of the other agreements, documents or instruments referred to in this Agreement or ability to consummate the transactions contemplated by this Agreement, neither the Company nor any of its Subsidiaries is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with:  (x) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; or (y) the consummation of the transactions contemplated by this Agreement.

2.22Significant Business Relationships

.  Section 2.22 of the Disclosure Schedule sets forth an accurate and complete list of: (i) the top ten (10) customers of the Company and its Subsidiaries based on amounts paid or payable to the Company and its Subsidiaries for the fiscal year ended June 30, 2020 and the customers of the Company and its Subsidiaries who are reasonably expected to pay an aggregate amount in excess of one hundred thousand dollars (US$100,000) to the Company and its Subsidiaries for the fiscal year ended June 30, 2021; (ii) the top ten (10) vendors and suppliers used by the Company or any of its Subsidiaries based on amount paid or payable by the Company or any of its Subsidiaries for the fiscal year ended June 30, 2020, the vendors and suppliers used by the Company or any of its Subsidiaries who are reasonably expected to pay an aggregate amount in excess of one hundred thousand dollars (US$100,000) to the Company or any of its Subsidiaries for the fiscal year ended June 30, 2021 and the six (6) month period ended December 31, 2020 and any vendor or supplier that is an Affiliate of the Company or any of the Selling Shareholders; and (iii) to the extent not included in the preceding clauses (i) through (iii), each insurance carrier who is reasonably expected to pay an aggregate amount in excess of one hundred thousand dollars (US$100,000) to the Company or any of its Subsidiaries for the fiscal year ended June 30, 2021 (each of the foregoing Persons, a “Key Business Partner”), together with the amount of purchases, payments, loans or transactions attributable to each during the fiscal year ended June 30, 2020 and the six (6) month period ended December 31, 2020. Since June 30, 2019, no Key Business Partner has terminated its relationship with the Company or any of its Subsidiaries or requested a material reduction or adverse change in the pricing or other terms of its relationship with the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is engaged in any material dispute with any Key Business Partner and, to the Knowledge of the Company, no Key Business Partner intends to terminate, materially limit or materially reduce its business relations with the Company or any of its Subsidiaries, or materially reduce or adversely change the pricing or other terms of its business with the Company or any of its Subsidiaries, including as a result of the transactions contemplated by this Agreement.

2.23Foreign Corrupt Practices Act

.  Except as would not result in material liability or loss of a material benefit of the Company or its Subsidiaries, during the past three years, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer or employee of the Company or any of its Subsidiaries has, directly or indirectly, used any company funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate or limited liability company funds, violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or made any bribe, or any unlawful rebate, payoff, influence payment, or kickback or other unlawful payment.

2.24Brokers

.  Except as set forth in Section 2.24 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries, that will be payable by Purchaser or, following the Closing, the Company or any of its Subsidiaries.

2.25Producers

.  During the past three (3) years, (a) each Producer, at any time that it marketed, sold or solicited any insurance policy, was duly licensed, authorized and appointed (for the type of business marketed, sold or solicited by such Producer) in each particular jurisdiction in which such Producer marketed, sold or solicited any insurance policy and (b) no Producer has violated in any material respect any Legal Requirement relating to the marketing, sales or solicitation of such insurance policies.

2.26Sufficiency of Assets

.  Except as set forth in Section 2.26 of the Disclosure Schedule, the assets, Permits, properties and rights of the Company’s Subsidiaries (including Intellectual Property) and, and the assets, rights and properties provided to Purchaser or the Acquired Companies pursuant to this Agreement, will comprise all of the assets, Permits, properties and rights reasonably required to permit Purchaser and the Acquired Companies to conduct the business of the Company and its Subsidiaries immediately following the Closing in substantially the same manner as it is being conducted as of the date hereof. All of the tangible assets of the Company and its Subsidiaries are in good repair (ordinary wear and tear excepted).

2.27No Additional Representations; Disclaimer

.  The Company acknowledges that the representations and warranties made by Parent and Purchaser that are expressly set forth in this Agreement and certificates delivered by Parent and Purchaser pursuant to this Agreement, including the Purchaser Closing Certificate, are the sole and exclusive representations and warranties of Parent and Purchaser in connection with the transactions contemplated by this Agreement and the Company understands, acknowledges and agrees that all other representations and warranties express or implied or the accuracy or completeness of any information relating to the transaction contemplated by this Agreement are specifically disclaimed by Parent and Purchaser, and the Company has not and will not rely on any such information other than the information provided pursuant to the representations and warranties set forth in this Agreement and the agreements and certificates contemplated by this Agreement, including the Purchaser Closing Certificate.

3.Representations and Warranties Relating to the Selling Shareholders

Except as set forth in the section of the Disclosure Schedule that specifically relates to such sub-section of this Section 3, each Selling Shareholder, severally but not jointly, represents and warrants to Purchaser as of the date hereof and as of the Closing Date, as follows:

3.1Organization, Power and Authority

.  With respect to each Selling Shareholder that is not an individual, such Selling Shareholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite right, power and authority to carry on the businesses in which it currently is engaged and to own and use the properties it currently owns and uses in the operation of its business. Such Selling Shareholder has the requisite power and authority to enter into and perform this Agreement and each of the Transaction Documents to which he, she or it is or will be a party and to carry out the transactions contemplated hereby and thereby.

3.2Authorization

.  The execution, delivery and performance of this Agreement and the Transaction Documents to which such Selling Shareholder is or will be a party has been duly authorized by all necessary action required to be taken by such Selling Shareholder. This Agreement (and each Transaction Document and other agreement, document or instrument contemplated by this Agreement to which such Selling Shareholder is or will be a party at or prior to the Closing) constitutes (or will constitute when executed) the valid and binding obligation of such Selling Shareholder (assuming that this Agreement has been and such Transaction Documents will be duly and validly authorized, executed and delivered by the other Persons party thereto at or prior to the Closing), enforceable against such Selling Shareholder in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.3Governmental Authorization

.  The execution, delivery and performance by such Selling Shareholder of this Agreement and the Transaction Documents to which such Selling Shareholder is or will be a party and the consummation by such Selling Shareholder of the transactions contemplated by this Agreement and such Transaction Documents require no action by or in respect of, or filing with, any Governmental Body other than (a) compliance with any applicable requirements of the 1933 Act or a valid exemption therefrom and (b) compliance with any applicable foreign or state securities or blue sky laws.

3.4Non-Contravention; Consents

.  The execution, delivery and performance by such Selling Shareholder of this Agreement and the Transaction Documents and other agreements, documents or instruments contemplated by this Agreement to which such Selling Shareholder is or will be a party and the consummation by such Selling Shareholder of the transactions contemplated by this Agreement and such Transaction Documents do not and will not (with or without notice or lapse of time), (a) with respect to such Selling Shareholder that is not an individual, contravene or conflict with any provisions of the Organizational Documents of such Selling Shareholder or any resolution or consent adopted by its stockholders, members, board of directors or managers (or any equivalent governance body) or any subset or committee thereof or (b) assuming compliance with the matters referred to in Section 3.3, contravene or conflict with or constitute a violation of any provision of any Legal Requirement or Order binding upon or applicable to such Selling Shareholder. Except for filings, notices or Consents that, if not filed, given or obtained would not be material to such Selling Shareholder’s execution, delivery and performance of this Agreement and the Transaction Documents and other agreements, documents or instruments contemplated by this Agreement to which such Selling Shareholder is or will be a party or ability to consummate the transactions contemplated by this Agreement, such Selling Shareholder is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (x) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement and the Transaction Documents and other agreements, documents or instruments contemplated by this Agreement to which such Selling Shareholder is or will be a party; or (y) the consummation of the transactions contemplated by this Agreement.

3.5Company Shares

.  Section 3.5 of the Disclosure Schedule sets forth an accurate and complete list of all Restricted Share Agreements or similar agreements with respect to the Company Shares held by such Selling Shareholder and identifies the Company Shares held by such Selling Shareholder subject thereto. All of the Company Shares set forth adjacent to such Selling Shareholder’s name in Section 3.5 of the Disclosure Schedule are owned beneficially and of record by such Selling Shareholder and are free and clear of all Encumbrances, and, except as set forth in Section 3.5 of the Disclosure Schedule, such Selling Shareholder holds good, valid and marketable title thereto. Except as set forth in Section 3.5 of the Disclosure Schedule, there are no existing options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments obligating such Selling Shareholder to issue, transfer or sell, or cause to be issued, transferred or sold, any Company Shares held by such Selling Shareholder.

3.6Litigation

.  There is no Legal Proceeding pending or threatened against such Selling Shareholder with respect to his, her or its ownership of the Company Shares held by such Selling Shareholder or to consummate the transactions contemplated by this Agreement at the Closing, including the Acquired Companies Distribution and the ability to transfer any of the Distributed Interests to Purchaser. Such Selling Shareholder is not subject to any outstanding Order on his, her or its ownership of such Selling Shareholder’s Company Shares or ability to transfer any of the Distributed Interests that will be held by such Selling Shareholder following the Acquired Companies Distribution or consummate such transfer of the Distributed Interests at the Closing.

3.7Brokers

.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of such Selling Shareholder or any of his, her or its Affiliates, that will be payable by Parent, Purchaser, the Company or any of its Subsidiaries.

4.Representations and Warranties of Parent and Purchaser

As a material inducement to the Company and the Selling Shareholders to enter into and perform their respective obligations under this Agreement, each of Parent and Purchaser represents and warrants to the Company and the Selling Shareholders, as of the date hereof and as of the Closing as follows:

4.1Organization and Standing; Ownership of Purchaser

.  Each of Parent and Purchaser is a corporation duly formed, validly existing and in good standing under the laws of Delaware.  Neither Parent nor Purchaser is in violation of any provisions of its Organizational Documents.  Purchaser is a direct, wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activity or incurred any liabilities, other than relating to its formation and as necessary to effect the transactions contemplated by this Agreement.

4.2Authority; Binding Nature of Agreement

.  Each of Parent and Purchaser has all necessary right, power and authority to enter into and perform its obligations under this Agreement and under each other agreement, document and instrument referred to in this Agreement to which Parent or Purchaser is a party; and the execution, delivery and performance by Parent and Purchaser of this Agreement and each such other agreement, document and instrument have been duly authorized by all necessary action on the part of Parent and Purchaser and their respective boards of directors. No vote of Parent’s or Purchaser’s stockholders is needed to approve the transactions contemplated by this Agreement. This Agreement and each other agreement, document or instrument referred to in this Agreement to which Parent or Purchaser is a party, assuming the due authorization, execution and delivery by the other Parties and thereto, constitutes the legal, valid and binding obligation of Parent or Purchaser, as applicable, enforceable against

Parent or Purchaser, as applicable, in accordance with its terms, subject to:  (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3Non-Contravention; Consents

.

(a)Non-Contravention.  Neither:  (i) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (ii) the consummation of the transactions contemplated by this Agreement or any of such other agreements, documents or instruments, will (with or without notice or lapse of time) contravene, conflict with or result in a violation of: (A) any of the provisions of the Organizational Documents of Parent or Purchaser; (B) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Parent or Purchaser; or (C) any Legal Requirement or any Order to which Parent or Purchaser is subject.

(b)Consents.  Except as set forth on Schedule 4.3(b), neither Parent nor Purchaser will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with:  (i) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement; or (ii) the consummation of the transactions contemplated by this Agreement, except for any filing, notice or Consent which, if not made or obtained, would not reasonably be expected to result in a material adverse effect on Parent’s or Purchaser’s ability to consummate the transactions contemplated hereby.

4.4Brokers

.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Purchaser, that will be payable by the Company, the Selling Shareholders or any of their Affiliates.

4.5Cash Resources

.  As of the Closing, Parent shall, or shall cause Purchaser to, have sufficient liquid cash resources to pay the Aggregate Net Closing Cash Allocation Amount to the Selling Shareholders pursuant to this Agreement and to deliver the Escrow Amount to the Escrow Agent pursuant to this Agreement and the Escrow Agreement.

4.6Capital Structure

.

(a)As of the date hereof, Purchaser has one hundred (100) authorized, issued and outstanding shares of Capital Stock. As of the date hereof, one hundred percent (100%) of the issued and outstanding Capital Stock of Purchaser is owned beneficially and of record by Parent, and is free and clear of all Encumbrances, other than any Encumbrance arising as a result of this Agreement. All of the issued and outstanding Capital Stock of Purchaser is duly authorized, validly issued, fully paid and non-assessable. Except as contemplated by this Agreement, there are no (i) options, warrants, calls, puts, tag-alongs, drag-alongs, conversion rights, voting trusts, preemptive or other outstanding rights, subscriptions or other rights, agreements, arrangements or commitments of any kind obligating Purchaser to purchase, issue, convert, transfer or sell, or cause to be purchased, issued, converted, transferred or sold, any Capital Stock of Purchaser or (ii) debt securities or other securities that are convertible into or exercisable or exchangeable for, or which grant any Person any right to subscribe for or acquire, any Capital Stock of Purchaser.

(b)Except as contemplated by this Agreement, there are no (i) voting trusts, shareholder agreements, stockholder agreements, proxies or other rights or agreements in effect with respect to the voting, transfer or dividend rights of the Capital Stock of Purchaser or any of its Subsidiaries or (ii) contractual obligations or commitments restricting the right of the owner thereof to transfer any shares of Capital Stock of Purchaser or any of its Subsidiaries.

(c)Purchaser has no Subsidiaries and is not a member of or a participant in any partnership, joint venture or other entity.

(d)All of the issued and outstanding Capital Stock of Purchaser have been issued in transactions (i) in accordance with all applicable Legal Requirements governing the sale and purchase of securities and (ii) not in violation of any preemptive or subscription rights or of any Organizational Document of Purchaser.

(e)When issued to the Minority Shareholders pursuant to and in accordance with the terms of this Agreement, the Purchaser Shares constituting the Minority Shareholder Closing Consideration will be duly authorized, validly issued, fully paid and non-assessable.  As of immediately following the Closing, Parent will own beneficially and of record a total number of Purchaser Shares equal to the aggregate number of Eligible Shares.

4.7No Additional Representations; Disclaimer

.

(a)Parent and Purchaser acknowledge that the representations and warranties made by the Company and the Selling Shareholders that are expressly set forth in this Agreement and the certificates delivered by the Company pursuant to this Agreement, including the Company Closing Certificate, are the sole and exclusive representations and warranties of the Company and the Selling Shareholders to Parent and Purchaser in connection with the transactions contemplated by this Agreement and Parent and Purchaser understand, acknowledge and agree that, unless set forth in this Agreement or an agreement or certificate contemplated by this Agreement, including the Company Closing Certificate, all other representations and warranties express or implied, including any representation or warranty as to merchantability, habitability, workmanship, profitability, future performance, fitness for a particular purpose or the accuracy or completeness of any information, whether or not contained in any other document or other communication, provided or otherwise made available by any Person to Parent, Purchaser or any Person acting on behalf of Parent or Purchaser during the course of due diligence or otherwise (including in any management presentation, information or offering memorandum, supplemental information, data room, estimate, projection, forecast, plan, budget or other forward-looking information or other materials or information with respect to any of the above) are specifically disclaimed by the Company, and Parent and Purchaser have not and will not rely on any such information other than the information provided pursuant to the representations and warranties set forth in this Agreement and the agreements and certificates contemplated by this Agreement, including the Company Closing Certificate.

(b)In connection with Parent’s and Purchaser’s investigation of the Company, Parent and Purchaser or their respective Representatives have received from or on behalf of the Company certain projections for subsequent calendar years and certain business plan information for such succeeding calendar years. Without limiting any of the representations or warranties expressly set forth in Section 2 or Section 3, Parent and Purchaser acknowledge that (i) there are uncertainties inherent in attempting to make such projections, forecasts and plans, (ii) they are familiar with such uncertainties and have made their own evaluation of the adequacy and accuracy of all projections, forecasts and plans so furnished to them and (iii) they acknowledge that such projections and other forecasts and plans do not by themselves constitute representations or warranties.

5.Certain Covenants of the Selling Shareholders and the Company

5.1Access and Investigation

.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 10 or the Closing (the “Pre-Closing Period”), the Company and its Subsidiaries shall, and shall cause their respective Representatives to: (a) provide Parent, Purchaser and their respective Representatives with reasonable access during normal business hours to the Company’s and its Subsidiaries’ Representatives, personnel, assets and other facilities and properties and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company or any of its Subsidiaries; and (b) provide Parent, Purchaser and their respective Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to the Company or any of its Subsidiaries, and with such additional financial, operating and other data and information regarding the Company or any of its Subsidiaries, as Parent and Purchaser may reasonably request; provided, however, the foregoing shall not require the Company to provide any such access or disclose any information to the extent the provision of such access or such disclosure would contravene any applicable Legal Requirements or result in the waiver of any attorney-client privilege; provided, further, the Selling Shareholders shall, and shall cause their Affiliates (including the Company and its Subsidiaries) to use their reasonable best efforts to make other arrangements (including redacting information or entering into joint defense agreements) with respect to any such information upon Parent’s and Purchaser’s reasonable request; provided, further, the foregoing shall be subject to the Nondisclosure Agreement between Parent and e-TeleQuote, dated as of May 26, 2020 (the “Confidentiality Agreement”). Notwithstanding anything to the contrary herein or in the Confidentiality Agreement, during the Pre-Closing Period, Parent and Purchaser may, following reasonable advance notice to the Company, make inquiries of Persons having business relationships with the Company (including Key Business Partners) and the Selling Shareholders and the Company shall use their reasonable best efforts to help facilitate (and shall cooperate fully with Parent and Purchaser in connection with) such inquiries, in each case in compliance with all applicable Legal Requirements (including any applicable antitrust or competition laws or regulations).

5.2Operation of the Business of the Company

.  During the Pre-Closing Period, except as set forth in Section 5.2 of the Disclosure Schedule:

(a)the Company and each of its Subsidiaries shall conduct its business and operations in the ordinary course and in substantially the same manner as such business and operations have been conducted for the twelve (12) months prior to the date of this Agreement;

(b)the Company and each of its Subsidiaries shall use reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers, employees, independent contractors and consultants and maintain its relations and goodwill with, all customers, landlords, employees, merchants, lenders, originators, processors, servicers and other Persons having beneficial business relationships with the Company or any of its Subsidiaries, including all Key Business Partners (other than terminations of employees that were, in good faith, for cause and following reasonable consultation with Purchaser);

(c)neither the Company nor any of its Subsidiaries shall license any Owned IP, except for non-exclusive licenses for any Company Product included in the Company’s or a Subsidiary of the Company’s form customer agreement (that does not, as to the Intellectual Property or Intellectual Property Rights-related terms set forth in such form, deviate in any material respect from such form) without substantial modifications and granted to customers in the ordinary course of business;

(d)neither the Company nor any of its Subsidiaries shall suffer or impose any Encumbrance upon any of its assets (including any Company IP Rights);

(e)neither the Company nor any of its Subsidiaries shall sell, assign, transfer, lease or otherwise dispose of any of its properties or assets that are material to the Company or any of its Subsidiaries as a whole (including any Owned IP);

(f)neither the Company nor any of its Subsidiaries shall cancel or fail to renew any of its insurance policies identified in Section 2.17 of the Disclosure Schedule or reduce the amount of any insurance coverage provided by such insurance policies;

(g)neither the Company nor any of its Subsidiaries shall declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other securities, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

(h)neither the Company nor any of its Subsidiaries shall sell, issue or authorize the issuance of:  (i) any Capital Stock or other security or Equity Interest; (ii) any option or other right to acquire any Capital Stock (or cash based on the value of Capital Stock) or other security or Equity Interest; or (iii) any instrument convertible into or exchangeable for any Capital Stock (or cash based on the value of Capital Stock) or other security;

(i)neither the Company nor any of its Subsidiaries shall amend, supplement or modify or permit the adoption of any amendment, supplement or modification to, its Organizational Documents, or effect or permit the Company or any of its Subsidiaries to become a party to any Acquisition Transaction (other than the transactions contemplated by this Agreement), recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(j)neither the Company nor any of its Subsidiaries shall form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(k)neither the Company nor any of its Subsidiaries shall make any capital expenditure, except for capital expenditures that, when added to all other capital expenditures (in each case, as determined in accordance with the Agreed Accounting Principles) made on behalf of the Company or any of its Subsidiaries during the Pre-Closing Period, do not exceed five hundred thousand dollars (US$500,000);

(l)neither the Company nor any of its Subsidiaries shall enter into, or permit any of the assets owned or used by it to become bound by, any Contract that is or would constitute a Material Contract;

(m)neither the Company nor any of its Subsidiaries shall amend, extend or prematurely terminate, or waive any material right or remedy under, any Company Contract that is or would constitute a Material Contract;

(n)neither the Company nor any of its Subsidiaries shall:  (i) acquire, lease or license any right or other asset from any other Person for an aggregate value in excess of one hundred thousand dollars (US$100,000) or from any Affiliate of the Company or any of the Selling Shareholders; (ii) sell or otherwise dispose of, or lease or license (or grant any other right with respect to), any material right or other material asset to any other Person; (iii) waive or relinquish any material right; or (iv) acquire, lease or license any interest in real property or other licensed space;

(o)neither the Company nor any of its Subsidiaries shall lend money to any Person (except that the Company and its Subsidiaries may make routine travel and business expense advances to current employees of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practices);

(p)neither the Company nor any of its Subsidiaries shall change any of its methods of accounting or accounting practices (i) in a manner that would affect the calculation or determination of Closing Cash, Closing Indebtedness, Net Debt, Net Working Capital or Company Transaction Expenses or (ii) in any material respect (other than as required by applicable accounting or auditing standards);

(q)neither the Company nor any of its Subsidiaries shall conduct its cash management customs and practices (including, without limitation, the collection of receivables, payment of payables, capital expenditures and pricing and credit practices) other than in the usual and ordinary course of business consistent with past practice;

(r)neither the Company nor any of its Subsidiaries shall: (i) borrow any amount or incur or become subject to any material Liabilities, except (A) up to fifteen million dollars (US$15,000,000) drawn under the Piper Jaffray Facility as necessary in the ordinary course of business consistent with past practice and (B) Indebtedness from any Person or Persons other than Affiliates of the Company or the Selling Shareholders in an aggregate amount not to exceed one million dollars (US$1,000,000) incurred in the ordinary course of business consistent with past practice; or (ii) default under, cancel or waive any material rights relating to any existing Indebtedness;

(s)neither the Company nor any of its Subsidiaries shall make any loan to, or enter into any other transaction with, any of its managers, officers or employees (other than routine travel and business expense advances to current employees of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practices);

(t)neither the Company nor any of its Subsidiaries shall, except as required by applicable Legal Requirements or any Company Employee Plan made available to Parent and Purchaser, listed on Section 2.15(h) of the Disclosure Schedule and in effect on the date hereof, (i) increase the compensation or benefits payable to any officer, employee or independent contractor or service provider, except for (A) individual increases in the ordinary course of business consistent with past practice, and in no event more than five percent (5%) of the base salary or wage rate of any current employee who has an annual base salary or annualized wages of less than one hundred and fifty thousand dollars (US$150,000) and (B) the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative, under any incentive plans in effect on the date hereof and payment of annual bonuses and other short-term incentive compensation, in each case, in the ordinary course of business consistent with past practice, (ii) increase or provide discretionary benefits under any Company Employee Plan, adopt, establish or enter into any new plan, program, arrangement or agreement that would be a Company Employee Plan if in effect on the date hereof, or materially amend or terminate any existing Company Employee Plan (other than routine Company Employee Plan annual renewals which do not result in an increase in costs to the Company and other than entering into at-will employment offer letters consistent with the form of offer letter provided to Purchaser pursuant to Section 2.15(h) hereof and which do not provide for severance, change in control, or other similar benefits in connection with the hiring of any  employee who has an annual base salary or annualized wages of less than one hundred and fifty thousand dollars (US$150,000) in the ordinary course of business and to fill a vacant position), (iii) grant any transaction-based awards or other equity or equity-based compensation, or (iv) amend the Employment Agreement in any respect.

(u)neither the Company nor any of its Subsidiaries shall: (i) make, change or revoke any Tax election; (ii) change an accounting method in respect of Taxes; (iii) prepare or file any Tax Return inconsistent with past practice; (iv) enter into any agreement the primary purpose of which is Tax allocation, Tax sharing, or Tax indemnity; (v) enter into any closing agreement with respect to Taxes; (vi) amend any Company Return; (vii) settle or compromise any claim, notice, audit report or assessment in respect of Taxes; (viii) request any ruling or similar guidance with respect to Taxes from a governmental Tax authority; (ix) consent to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of Taxes; (x) knowingly surrender any right to claim a Tax refund, offset or other reduction in Tax liability; or (xi) defer the withholding, deposit or payment of any Taxes pursuant to the Presidential Memorandum on “Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster” dated August 8, 2020 or pursuant to any law or guidance issued subsequent thereto, except, in each case, if such action is permitted by or pertains to Section 2306 of the CARES Act;

(v)neither the Company nor any of its Subsidiaries shall commence or settle any Legal Proceeding, other than to enforce rights under this Agreement or in connection with the transactions contemplated hereby;

(w)neither the Company nor any of its Subsidiaries shall make any pledge of any of its assets or otherwise permit any of its assets to become subject to any Encumbrance (other than Permitted Encumbrances), except for: (i) pledges of immaterial assets made in the ordinary course of business consistent with the Company’s past practices; and (ii) nonexclusive licenses for any Company Product included in the Company’s form customer agreement and granted to customers in the ordinary course of business;

(x)neither the Company nor any of its Subsidiaries shall modify its primary business or enter into any new lines of business;

(y)neither the Company nor any of its Subsidiaries shall hire or engage any new officer, employee or independent contractor, except, solely with respect to non-officer employees or independent contractors, in the ordinary course of business consistent with past practices and whose annual base salary, annualized wages or annual fees, as applicable, do not exceed (A) with respect to a non-officer employee or independent contractor of the Company or any United States-domiciled Subsidiary of the Company, one hundred and fifty thousand dollars (US$150,000) and (B) with respect to a non-officer employee or independent contractor of any non-United States-domiciled Subsidiary of the Company, fifty thousand dollars (US$50,000), or negotiate, enter into or agree to be bound by any collective bargaining agreement;

(z)neither the Company nor any of its Subsidiaries shall amend or modify any Affiliate Transaction, or enter into an agreement or arrangement that would constitute an Affiliate Transaction, except any agreements or arrangements solely among the Company and its Subsidiaries;

(aa)neither the Company nor any of its Subsidiaries shall adopt a plan of complete or partial liquidation or rehabilitation or authorize or undertake a merger, dissolution, rehabilitation, consolidation, restructuring, recapitalization or other reorganization; and

(bb)neither the Company nor any of its Subsidiaries shall agree or commit to take any of the actions described in clauses “(c)” through “(aa)” above.

Notwithstanding the foregoing, the Company may take any action described in clauses “(c)” through “(aa)” above if: (i) Parent and Purchaser give their prior written consent to the taking of such action by the Company; (ii) such action is expressly required to be taken by this Agreement; (iii) such action is disclosed in Section 5.2 of the Disclosure Schedule; or (iv) such action is required by any Legal Requirements or Order and the Company has notified Parent and Purchaser in writing of such action and the relevant Legal Requirement or Order as far in advance of taking such action as is reasonably practicable.

5.3No Negotiation

.  During the Pre-Closing Period, the Selling Shareholders and the Company shall not, and neither the Selling Shareholders nor the Company shall authorize or permit any of their respective Representatives or Affiliates to, directly or indirectly: (a) initiate, solicit or knowingly encourage or facilitate any inquiry, proposal, indication of interest or offer by any person other than Parent and Purchaser relating to a possible Acquisition Transaction; provided, however, the acquisition by any person of any equity or voting interest in the Majority Shareholder or any of its affiliates (other than the Company) shall not be an “Acquisition Transaction” for purposes hereof and shall therefore not be subject to any of the restrictions set forth herein; (b) engage or participate in negotiations or discussions with, or furnish access to its properties, books and records or provide any non-public information to, any Person (other than Parent, Purchaser or their Representatives) relating to or in connection with a possible Acquisition Transaction; (c) enter into any letter of intent, agreement in principle, acquisition agreement, forward sale agreement, option agreement, swap or other derivative agreement or other similar statement of intention or agreement with any Person (other than Parent and Purchaser) relating to any

Acquisition Transaction; or (d) (i) engage in any discussions with a special purpose acquisition vehicle, (ii) hire or engage in any discussions with an investment bank, lawyer or other advisor, (iii) make any filing or other communication with the SEC or (iv) engage in any internal work or communications, in each case in connection with any direct or indirect initial public offering or listing of shares of the Company.  The Selling Shareholders and/or the Company, as applicable, shall promptly (and in any event within twenty four (24) hours of receipt thereof) notify Parent and Purchaser of any expression of interest, inquiry, proposal or offer relating to a possible Acquisition Transaction that is received by the Selling Shareholder and/or the Company or by any of their respective Representatives from any Person (other than Parent and Purchaser).

5.4Payoff Letters and Invoices

.  At least five (5) Business Days prior to the Closing Date, the Company shall, to the extent applicable, deliver to Parent and Purchaser an accurate and complete copy of: (a) one or more executed payoff letters, each dated no more than five (5) Business Days prior to the Closing Date, with respect to all outstanding Indebtedness, to satisfy such Indebtedness as of the Closing and terminate and release any Encumbrances related thereto, and in each case, such payoff letters shall be in a form reasonably satisfactory to Parent and Purchaser and its Financing Sources and shall indicate that, upon receipt of the specific amounts indicated in such payoff letters and any other customary explicit requirements set forth in such payoff letter, all outstanding obligations (other than contingent and expense reimbursement obligations not yet due) arising under or relating to such Indebtedness shall be paid in full, all liens granted in connection therewith relating to the assets and properties of the Company and its Subsidiaries shall automatically be released, and the lenders or other holders of such Indebtedness or any agent on their behalf shall immediately return all pledged collateral held thereby, and execute, deliver and file any lien releases or terminations reasonably requested by Parent, Purchaser or their Financing Sources in connection therewith; and (b) an invoice from each advisor or other service provider to the Company and its Subsidiaries, dated no more than five (5) Business Days prior to the Closing Date, with respect to all Company Transaction Expenses estimated to be due and payable to such advisor or other service provider, as the case may be, as of the Closing Date.

5.5Cooperation with Financing

.

(a)During the Pre-Closing Period, the Company shall, and shall cause its Subsidiaries to, at Parent’s and Purchaser’s sole cost and expense, use reasonable best efforts to cooperate with Parent and Purchaser as is reasonably required and customary in connection with the arrangement of the Financing (which may include cooperation in respect of matters relating to Parent’s, Purchaser’s or their respective Affiliates’ existing credit facilities), including, without limitation, in (i) assisting with the preparation of customary marketing and syndication materials, rating agency presentations and similar materials, (ii) providing customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders or sources of financing, (iii) assisting with the preparation and negotiation of definitive financing documentation reasonably requested by Parent and Purchaser for the Financing, (iv) delivering to Parent and Purchaser a one-time update to unaudited financial statements of the Company and its Subsidiaries covering a requested monthly period on or prior to the twentieth (20th) Business Day following the last day of such requested monthly period, (v) providing to Parent and Purchaser and their Financing Sources all documentation and other information reasonably requested at least ten Business Days prior to the Closing with respect to the Selling Shareholders and the Company and its Subsidiaries in connection with applicable “know your customer,” anti-money laundering or anti-terrorist financing policies of such Financing Source or rules and regulations relating thereto, including the USA PATRIOT Act, (vi) assisting in the replacement, cash collateralization or backstop as of, but not effective before, the Closing, of any outstanding letters of credit issued for the account of the Company or any of its Subsidiaries, (vii) providing such reasonable assistance that may be requested by Parent and Purchaser in order for Parent and Purchaser to prepare pro forma financial statements and projections requested by any Financing Source and (viii) executing and delivering as of, but not effective before, the Closing, any necessary definitive financing documents or other certificates or documents (including a pledge agreements, security agreements and other customary security documents) as may reasonably be requested by Parent or Purchaser; provided, however, neither the Company nor any of its Representatives will be required to provide any information or assistance with respect to (A) the preparation of pro forma financial statements and forecasts of financing statements relating to: (I) the determination of the proposed aggregate amount of the Financing, the interest rates thereunder or the fees and expenses relating thereto; or (II) the determination of any post-Closing or pro forma cost savings, synergies or other pro forma adjustments desired to be incorporated into any information used in connection with the Financing, (B) projections, risk factors or other forward-looking statements relating to any component of the Financing, (C) subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, (D) Compensation Disclosure and Analysis required by Item 402(b) of Regulation S-K of the Securities Act or (E) any financial information related to Parent, Purchaser or any of their respective Subsidiaries or any adjustments that are not directly related to the acquisition of the Company.

(b)Notwithstanding anything in this Agreement to the contrary, (i) none of the Company, any of its Subsidiaries or Affiliates, or any of their respective directors, officers, employees or agents, shall be required to: (A) execute or enter into any certificate, instrument, agreement or other document in connection with the Financing which will be effective prior to the Closing (other than customary authorization letters); (B) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Purchaser; (C) give any indemnity, or incur or assume any liability or obligation, in connection with the Financing that is effective prior to the Effective Time; (D) adopt resolutions or execute consents to approve or authorize execution of the Financing prior to the Closing (unless such resolution or consent is conditioned upon the occurrence of the Closing); or (E) take any  action  that  will  conflict  with  or  violate  its  organizational  documents  or  any Legal Requirements or would result in a violation or breach of, or default under, any agreement to which Company or any of its Subsidiaries is a party, and (ii) nothing herein shall require cooperation or other actions or efforts on the part of the Company, any of its Subsidiaries or Affiliates, or any of their respective directors, officers, employees or agents in connection with the Financing to the extent it would (1) unreasonably interfere with the business or operations of the Company or any of its Subsidiaries or (2) cause any director, officer or employee of the Company to incur any personal liability.

(c)Promptly upon request by the Company, Parent shall, or shall cause Purchaser to, reimburse the Company or its Subsidiaries, as applicable and without duplication, for all reasonable and documented out-of-pocket fees and expenses (including reasonable and invoiced attorneys’ fees and expenses) incurred by the Company or any of its Subsidiaries in connection with fulfilling its obligations pursuant to this Section 5.5. Parent and Purchaser shall jointly and severally indemnify, defend and hold harmless the Company and its Subsidiaries and their respective directors, officers, employees and agents, from and against any Damages incurred or sustained in connection with the cooperation provided pursuant to this Section 5.5 or any information provided in connection therewith (except to the extent resulting from (x) historical financial information prepared or provided by or on behalf of the Company or its Subsidiaries or other Affiliates or any of their respective directors, officers, managers, general partners, employees or agents that is determined to have contained materially inaccurate or incorrect information or omitted material information and that was not of a general industry or economic nature or (y) the gross negligence, willful misconduct or intentional misrepresentation of or by the Company or any of its Subsidiaries or other Affiliates or their respective directors, officers, managers, general partners, employees or agents).

(d)All confidential information provided by the Company or any of its Representatives pursuant to this Section 5.5 will be subject to the Confidentiality Agreement, except that Parent, Purchaser and their respective Representatives will be permitted to disclose such information to any Financing Sources or prospective Financing Sources and other financial institutions and investors that may become parties to the Financing in connection with the Financing (and, in each case, to their respective Representatives) so long as each such Person (i) executes and delivers to the Company a joinder to the Confidentiality Agreement whereby such Person agrees to be bound by the Confidentiality Agreement as if a party thereto or (ii) is subject to other confidentiality obligations to Parent and/or Purchaser that are not materially inconsistent with Parent’s obligations under the Confidentiality Agreement.

(e)Parent and Purchaser acknowledge and agree that obtaining the Financing is not a condition to the Closing.

(f)Notwithstanding any provision of this Agreement (including this Section 5.5) to the contrary, any breach (other than any willful and material breach) of this Section 5.5 shall not give rise to the failure of any condition to Closing set forth in Section 8 or any indemnification liability of the Selling Shareholders pursuant to Section 11.

5.6Acceleration of Unvested Shares

.  Prior to the Closing, the board of directors of the Company (or, if appropriate, any duly-authorized committee thereof administering the Company Restricted Share Plan) shall adopt such resolutions and take all actions necessary (which resolutions and actions shall be subject to the review and approval of Parent), in accordance with the Company Restricted Share Plan and the applicable Restricted Share Agreements, to (i) cause each Unvested Share that is outstanding immediately prior to the Effective Time, to the extent not vested, to become fully vested and (ii) cause the Company Restricted Share Plan to terminate immediately prior to the Effective Time (after giving effect to the treatment described in clause (i) of this Section 5.6).

5.7Forfeiture of Certain Unvested Shares

.  Prior to the Closing, to the extent any Participant becomes a Non-Continuing Participant following the execution of this Agreement and prior to the Effective Time, as soon as practicable after any such occurrence, the Company shall take all actions necessary, in accordance with the Company Restricted Share Plan and the applicable Restricted Share Agreements, to cause the forfeiture of all Unvested Shares held by such Non-Continuing Participant and reflect such Unvested Shares in the Company’s share register as returned to the Majority Shareholder as the funder of all Common Shares issued or reserved for issuance under the Company Restricted Share Plan. The Company shall make available to Purchaser an updated, complete pro forma share register of the Company no later than five (5) Business Days prior to the Closing; provided, that in the event of any change within five (5) Business Days prior to the Closing, the Company shall immediately notify Purchase of such change and provide an updated pro forma share register of the Company.

5.8Pre-Closing Confidentiality Agreements

.  Within five (5) Business Days of the date of this Agreement, the Company and its Affiliates shall request that all third parties that executed a confidentiality agreement with respect to a potential Acquisition Transaction return to the Company or its Affiliates or destroy all information relating to the Company or its Affiliates and certify the same in writing to the Company, in each case subject to the terms of the applicable executed confidentiality agreement.

5.9No Solicitation; No Hire

   Beginning on the date hereof, and ending on the date that is twenty-four (24) months following the Closing Date, the Selling Shareholders shall not, and shall cause their Affiliates not to, without the prior written consent of Parent and Purchaser, directly or indirectly, (a) solicit for employment or hire any director, officer or employee of the Company or the Acquired Companies (each a “Covered Person” and collectively, the “Covered Persons”); provided, however, in the case of the Majority Shareholder, “Covered Persons” shall exclude, and therefore the restrictions set forth in this Section 5.9 shall not apply to, Majority Shareholder-sourced and/or Majority Shareholder-employed directors on the Board of Directors of the Company, in each case that are not employees of the Company or any of its Subsidiaries and as are set forth on Schedule 5.9, or (b) induce the termination of employment of any such Covered Person by the Company (prior to the Closing) or the Acquired Companies; provided, however, nothing in this Section 5.9 shall prohibit the Selling Shareholders or their Affiliates from soliciting any Covered Persons as a result of general solicitation for employment to the public or using an employee recruiting or search firm to conduct a search (each such method, a “General Advertisement”), in each case, which is not expressly directed at such Covered Persons.  The Parties acknowledge that the covenants set forth in this Section 5.9 are an essential element of this Agreement. The Parties acknowledge that this Section 5.9 shall survive the Closing and constitutes an independent covenant and shall not be affected by performance or nonperformance of any other provision of this Agreement.

5.10Virtual Data Room

.  At or prior to the Closing, the Company shall deliver or cause to be delivered to Purchaser an accurate and complete electronic copy of the Virtual Data Room as in existence on the date hereof together with all documents and materials added to the Virtual Data Room on and after the date hereof and on or prior to the Closing.

5.11Affiliate Transactions

.  Except as otherwise agreed by Parent and Purchaser, on the one hand, and the Company, on the other, or as set forth in Schedule 5.11, the Selling Shareholders and the Company shall, and shall cause their respective Affiliates to, take such actions as may be necessary to terminate or commute prior to or concurrently with the Closing all Affiliate Transactions and to settle, discharge, offset or pay in full any intercompany loans, notes or advances, regardless of their maturity, including any accrued and unpaid interest thereon, such that, following the Closing, the Acquired Companies shall have no further liability under such Affiliate Transactions; provided, the aggregate amount of payments to be made by the Acquired

Companies pursuant to this Section 5.11 shall not exceed forty thousand dollars (US$40,000), other than with respect to the accrued but unpaid interest on any outstanding debt obligations owed by e-TeleQuote to the Company (which shall be paid in full or as a contribution to capital pursuant to Section 108(e)(6) of the Code; provided, that Parent or Purchaser in its reasonable discretion and on the basis of independent authority determines that there is not a material Tax exposure to e-TeleQuote with respect to such form of payment, and in the event Parent or Purchaser determines that such form of payment would subject e-TeleQuote to material tax exposure then the form of payment shall be in cash).  For purposes of settling the principal balance of any debt obligations owed by e-TeleQuote to the Company, the Company shall be required to contribute any notes or other documents evidencing such obligations to e-TeleQuote as a contribution to capital pursuant to Section 108(e)(6) of the Code prior to the Closing.

5.12Confidentiality

. From and after the Closing, each Selling Shareholder shall, and shall cause its Representatives, Affiliates and such Affiliates’ Representatives to, maintain in confidence any written, oral or other information relating to the Acquired Companies obtained prior to the Closing Date or from Parent, Purchaser and their respective Affiliates; provided, however, the preceding requirements in this Section 5.12 shall not apply to the extent that: (a) any such information is or becomes generally available to the public other than as a result of disclosure by (i) any of the Selling Shareholders, their Affiliates or their respective Representatives in violation of this Section 5.12, or (ii) prior to the Closing, the Company or its Subsidiaries in violation of the Confidentiality Agreement; (b) any such information is required by applicable Legal Requirement to be disclosed after prior notice has been given to Parent and Purchaser; provided, that such Selling Shareholder or Affiliate shall, to the extent reasonably requested by Parent or Purchaser, cooperate with Parent and Purchaser in seeking an appropriate order or other remedy protecting such information from disclosure; or (c) such information was or becomes available to such Selling Shareholder or Affiliate on a non-confidential basis and from a source (other than Parent, Purchaser, the Acquired Companies or any Affiliate or Representative thereof) that is not bound by a confidentiality obligation with respect to such information. Each Selling Shareholder shall be responsible for any breach of this Section 5.12 by its Representatives, its Affiliates or such Affiliates’ Representatives.

5.13Conversion of Preferred Shares

.  Prior to the Acquired Companies Distribution, each Selling Shareholder that holds Preferred Shares of the Company and the Company shall take all actions necessary, proper and advisable, including delivering a Conversion Notice in accordance with Section 5C of the Preferred Shares Certificate of Designation, to cause such Preferred Shares to be converted to Class A Common Shares of the Company.

5.14Transfer of Certain Subsidiaries; Dissolution

.  Prior to Closing,

(a)the Company shall take all actions necessary, proper and advisable and in accordance with applicable Legal Requirements to cause all of the authorized, issued and outstanding equity interests in ETQ HK, ETQ Limited and ETQ Nicaragua to be transferred to e-TeleQuote or such other Person as may be agreed by Parent and Purchaser in their reasonable discretion; and

(b)the Company shall take all actions necessary, proper and advisable and in accordance with applicable Legal Requirements to cause the dissolution of the Company (the

“Dissolution”), taking such reasonable action so that the Dissolution is effective as soon as reasonably practicable after the Closing (and, in any, event within sixty (60) days of the Closing).

5.15Certain Vendor Agreements

.  The Company shall take all actions necessary, proper and advisable to cause e-TeleQuote to enter into license and other agreements pertaining to its own instance of the general ledger accounting software platform identified on Section 5.15 of the Disclosure Schedule as promptly as practicable following the date hereof on financial and other terms that are not materially less favorable, in the aggregate, to the terms of the existing license and other agreements of the accounting software platform identified on Section 5.15 of the Disclosure Schedule under which the Company and its Subsidiaries have access to the services provided by such platform and at a cost consistent with the costs for such services reflected in the Company Financial Statements. Between the date hereof and the Closing the Company shall (and shall cause the applicable third-party vendor to) migrate all of the Company’s and its Subsidiaries’ accounting information and data in such a manner that e-TeleQuote has access to such information and data consistent with the Company’s and its Subsidiaries’ historical use of the existing accounting software platform identified on Section 5.15 of the Disclosure Schedule, including for purposes of preparing financial statements of Acquired Companies consistent with past practice.  Following the execution of such agreement and completion of the migration of information and data contemplated hereunder the Chief Executive Officer and Chief Financial Officer of the Company shall certify to Parent and Purchaser in writing that such actions have been completed and the Acquired Companies will be able following the Closing to prepare their consolidated financial statements in a manner consistent with past practice on a fully stand-alone basis and shall provide such access or other evidence as Purchaser may reasonably request in order to demonstrate such capability.

6.Certain Covenants of the Parties

6.1Filings and Consents

.

(a)Filings.  Parent and Purchaser (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, will, to the extent required or advisable in the reasonable judgment of counsel to Parent and Purchaser (with respect to filings by Parent and Purchaser or their respective Affiliates) and counsel to the Company (with respect to filings by the Company or its Affiliates): (i) file or cause to be filed with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) a Notification and Report Form relating to this Agreement and the transactions contemplated by this Agreement as required by the HSR Act within ten (10) Business Days following the date of this Agreement (such filings, if mutually agreed by Parent and Purchaser, on the one hand, and the Company, on the other, shall specifically request early termination of the waiting period); and (ii) promptly file or cause to be filed comparable pre-acquisition notification filings, forms and submissions with any Governmental Body that are required by the other applicable antitrust laws set forth on Schedule 8.3 in connection with the transactions contemplated by this Agreement (with any comparable pre-acquisition filings to be made as soon as reasonably practicable following the date of this Agreement). Each of Parent and Purchaser, on the one hand, and the Company, on the other, will: (A) cooperate and coordinate (and cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) promptly supply the other (or cause the other to be supplied) with any information or documents that may be required in order to make such filings (other than any confidential competitive information or personally identifiable information with respect to such Party’s officers, directors or other applicable individuals); (C) promptly supply (or cause its respective Affiliates to supply) any additional information that reasonably may be required or requested by the FTC, the DOJ or the Governmental Bodies of any other applicable jurisdiction in which any such filing is made; and (D) use reasonable best efforts to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and the other applicable antitrust laws set forth on Schedule 8.3 and (2) obtain any required consents pursuant to the HSR and the other applicable antitrust laws set forth on Schedule 8.3 as soon as practicable. In furtherance and not in limitation of the foregoing or anything else in this Agreement, if and to the extent necessary to obtain clearance of the transactions contemplated by this Agreement pursuant to the HSR Act and the other applicable antitrust laws set forth on Schedule 8.3, Parent and Purchaser, on the one hand, and the Company, on the other (and their respective Affiliates, if applicable), shall: (i) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (A) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of Parent and Purchaser (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other, and (B) any other restrictions on the activities of Parent and Purchaser (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other; or (ii) contest, defend and appeal any legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby. Parent and Purchaser will not, and will cause their respective Affiliates not to, directly or indirectly take any action, including, directly or indirectly, acquiring or investing in any Person or acquiring, leasing or licensing any assets, or agreeing to do any of the foregoing, if doing so would reasonably be expected to make it materially more difficult, or materially increase the time required, to obtain (x) expiration or termination of the applicable waiting periods pursuant to the HSR Act or (y) any required consents pursuant to other applicable antitrust laws set forth on Schedule 8.3. Parent and Purchaser (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other, will (1) promptly (and in any event within one (1) Business Day) inform the other Party of any material communication received from any Governmental Body regarding the transactions contemplated by this Agreement in connection with such filings (and if in writing, furnish the other Party with a copy of such communication), (2) use its reasonable best efforts to respond as promptly as practicable to any request from any Governmental Body for information, documents or other materials in connection with the review of the HSR Act filings or the transactions contemplated hereby, (3) provide to the other Party, and permit the other Party to review and comment in advance of submission, all proposed material correspondence and written communications to any Governmental Body with respect to the transactions contemplated hereby and (4) not participate in any substantive meeting or discussion with any Governmental Body in respect of investigation or inquiry concerning the transactions contemplated hereby without giving the other Party reasonable prior notice of such meeting or discussions and, except as prohibited by applicable Legal Requirement or Governmental Body, gives the other Party the opportunity to attend and participate thereat. If any Party or Affiliate thereof receives a request for additional information or documentary material from the FTC, the DOJ or any Governmental Body with respect to the transactions contemplated by this Agreement pursuant to the HSR Act or the other applicable antitrust laws set forth on Schedule 8.3, then such Party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request. Any materials required to be provided pursuant to this section may be redacted (A) to remove references concerning the valuation of the Company or the Acquired Companies, (B) as necessary to comply with contractual arrangements, (C) as necessary to comply with applicable law, and (D) as necessary to address reasonable privilege or confidentiality concerns; provided, however, a Party may reasonably designate any competitively sensitive material provided to another Party under this Section 6.1(a) as “Outside Counsel Only.” Parent and Purchaser shall be responsible for all filing fees under the HSR Act and the other applicable antitrust laws set forth on Schedule 8.3.

(b)Efforts.  Parent and Purchaser, on the one hand, and the Company, on the other, shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the transactions contemplated by this Agreement as promptly as practicable. During the Pre-Closing Period: (i) the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to satisfy the conditions set forth in Section 8 and consummate the transactions contemplated by this Agreement as promptly as practicable; and (ii) Parent and Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions necessary to satisfy the conditions set forth in Section 9 and consummate the transactions contemplated by this Agreement as promptly as practicable. Without limiting the generality of the foregoing, each Party:  (A) shall make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the transactions contemplated by this Agreement; and (B) shall use reasonable best efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such Party in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 6.1(b) shall serve to increase or modify the obligations set forth in Section 6.1(a).

(c)Consents. Prior to the Closing, except as otherwise agreed by the Parties, each Party shall cooperate with the other and use reasonable best efforts to make or obtain any required consents or waiver of third parties, including the third party consents set forth in Section 2.21 of the Disclosure Schedule; provided, that neither Party shall be required to compromise any right, asset or benefit or incur any Liabilities (other than costs and expenses) or commence or participate in any Legal Proceedings in order to obtain any such consent.

6.2Continuing Employees

.  If Purchaser elects to terminate any material Company Employee Plan in existence as of the Closing prior to the end of the plan year that includes the Closing Date, for the balance of the plan year in which the Closing occurs, subject to any reasonably necessary transition period and subject to any applicable Parent or Purchaser plan provisions, contractual requirements or Legal Requirements, for so long as such Continuing Employee remains an employee of Purchaser or its Affiliates: (a) such Continuing Employee shall be eligible to participate in the corresponding benefit plans (other than any equity or equity-based compensation, deferred compensation, change in control bonus, transaction bonus, or retention bonus plans) of Parent, Purchaser or their respective Subsidiaries to substantially the same extent as similarly situated employees of Purchaser or its Subsidiaries; and (b) for purposes of determining a Continuing Employee’s (x) eligibility to participate in such plans (other than any sabbatical program, defined benefit pension plans, nonqualified deferred compensation plans or arrangements, any post-termination or retiree health or welfare benefit plans, and equity award retirement policies and provisions) and (y) solely for purposes of vacation or paid time off benefits or benefit accrual rates, in each case, the Continuing Employee shall receive credit under such plans (other than any sabbatical program defined benefit pension plans, nonqualified deferred compensation plans or arrangements, any post-termination or retiree health or welfare benefit plans, and equity award retirement policies and provisions) for his or her years of continuous service with the Company or its Subsidiaries prior to the Closing (except to the extent such service credit will result in the duplication of benefits or benefit accruals under any defined benefit pension plan, retiree medical program or grandfathered or frozen plan or otherwise result in the duplication or any benefits or compensation); provided, however, such service shall only be credited to the same extent and for the same purpose as such service was credited under the analogous Company Employee Plan (if such an analogous plan exists). Nothing in this Section 6.2 shall be construed to create any rights or remedies (including any third-party beneficiary rights) in any employee or Person not a Party. Nothing in this Agreement shall be construed to constitute the establishment of or an amendment to any compensation or benefit plan, program, policy, contract, agreement or arrangement maintained by Parent, Purchaser, the Company or any of their respective Subsidiaries. Nothing in this Agreement shall be construed to prohibit or otherwise limit Parent’s, Purchaser’s or any of their respective Affiliates’ (including following the Closing the Acquired Companies) ability to modify, amend or terminate any benefit or compensation plan, program, policy, contract, agreement or arrangement at any time or to terminate or modify the employment or engagement of any Person at any time or for any reason or for no reason at all.

6.3Termination of Certain Company Employee Plans

.  To the extent requested by Parent or Purchaser, in each case, by providing the Company with written notice of such request to terminate at least five (5) Business Days before the Closing, the Company shall take (or cause to be taken) all actions necessary and appropriate to terminate the e-Telequote Insurance 401(k) Plan (the “Company 401(k) Plan”) and each other Company Employee Plan identified by Parent or Purchaser (collectively, the “Terminated Plans”), with such termination of the Company 401(k) Plan to be no later than the day prior to the Closing Date and each termination to be effective as such time as specified by Parent or Purchaser in such notice.  The Company shall provide Parent and Purchaser with evidence that each Terminated Plan  has been terminated, including all related resolutions and consents (the form and substance of which shall be subject to prior review and approval by Parent and Purchaser, which approval shall not be unreasonably withheld, conditioned or delayed) prior to Closing. If the Company 401(k) Plan is terminated, Parent and Purchaser shall designate a defined contribution retirement plan with a cash or deferred arrangement that is sponsored by Parent, Purchaser or one of its Subsidiaries in which eligible Continuing Employees will be able to participate as soon as reasonably practicable after the Closing Date.

6.4Section 280G

.  The Company shall use reasonable best efforts to obtain from each Person (each, a “Disqualified Individual”) to whom any payment or benefit is required or proposed to be made in connection with the transactions contemplated by this Agreement that could constitute “parachute payments” under Section 280G(b)(2) of the Code (“Section 280G Payments”) an executed written agreement waiving such Disqualified Individual’s right to receive some or all of such payment or benefit (the “Waived Benefits”), to the extent necessary so that all remaining payments and benefits applicable to such Disqualified Individual shall not be deemed a parachute payment, and accepting in substitution for the Waived Benefits the right to receive the Waived Benefits only if approved by the shareholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code. No later than two (2) days prior to the Closing, the Company shall submit the Waived Benefits of each Disqualified Individual for approval of the

Company’s stockholders and such Disqualified Individual’s right to receive the Waived Benefits shall be conditioned upon receipt of the requisite approval by the Company’s shareholders in a manner that complies with Section 280G(b)(5)(B) of the Code. The Company shall provide Purchaser and its counsel with a copy of any calculations, the waiver agreement, the disclosure statement and the shareholder consent contemplated by, or otherwise needed to effectuate, this Section 6.4 within a reasonable time, and no less than three (3) days, prior to delivery to each Disqualified Individual and the shareholders of the Company of such waiver agreement and disclosure statement, respectively, and the Company shall consider in good faith any changes reasonably requested by Purchaser or its counsel.

6.5Special Management Incentive Plan

.  Prior to the Closing, Parent shall, or shall cause Purchaser to, take all actions necessary to provide for the  adoption, effective as of the Closing, of the Special Management Incentive Plan, substantially in the form attached hereto as Exhibit J-1 (the “Special Management Incentive Plan”).  Within thirty (30) days following the Closing Date, Purchaser shall, or shall cause e-TeleQuote to, offer to enter into a participant agreement thereunder, substantially in the form attached hereto as Exhibit J-2 (each, a “Special Management Incentive Plan Agreement”) with each of the members of e-TeleQuote’s executive management team set forth on Schedule 6.5 hereto and such other Continuing Employees as determined by Parent and Purchaser in reasonable consultation with the chief executive officer of e-TeleQuote.

6.6Consideration Spreadsheet

. Prior to the Closing, the Company shall provide to Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, a spreadsheet (the “Consideration Spreadsheet”), as certified by an authorized officer of the Company, which shall include: (i) the name, address, and email address of the Selling Shareholders; (ii) pro rata percentages and dollar amounts of the Closing Consideration, Escrow Funds, Net Working Capital adjustment, Expense Fund Amount, and any other potential distributions of funds; (iii) number and type of Distributed Interests held by each Selling Shareholder on a security by security basis and their respective allocations of consideration pursuant to this Agreement; (iv) any required withholding (if any) with respect to each Selling Shareholder; and (v) a funds flow memorandum.

6.7Officer and Director Indemnification

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(a)Each of Parent and Purchaser agrees, until the sixth (6th) anniversary of the Closing Date, to cause the Acquired Companies and their Subsidiaries to fulfill and honor in all respects their respective indemnification obligations, set forth in their respective Organizational Documents as in effect on the date of this Agreement that have been made available to Parent and Purchaser and any indemnification agreements set forth in Section 6.7 of the Disclosure Schedule that have been made available to Parent and Purchaser providing for the indemnification of officers and directors of any of the Acquired Companies (each, a “Company D&O Indemnified Party”) (including provisions set forth in such Organizational Documents or indemnification agreements relating to contributions, advancement of expenses and the like), to each of the Company D&O Indemnified Parties with respect to all Damages incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Company D&O Indemnified Party was prior to the Closing an officer or director of any of the Acquired Companies or (ii) matters existing or occurring at or prior to the Closing Date (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Closing Date, and agrees such rights shall not be modified or amended except as required by law, unless such modification or amendment expands or preserves the rights of the indemnified Persons to indemnification (including with respect to contribution, advancement of expenses and the like). Each Company D&O Indemnified Party shall cooperate in the defense of any litigation for which a Company D&O Indemnified Party is requesting indemnification and shall provide such access as such Company D&O Indemnified Party may have to relevant properties, records, information and individuals, furnish testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, in each case as may be reasonably requested by Parent and Purchaser.

(b)This Section 6.7: (i) shall survive the consummation of the transactions contemplated by this Agreement; (ii) is intended to benefit each Company D&O Indemnified Party and their respective heirs, executors and administrators; (iii) is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have against Parent and Purchaser or any of the Acquired Companies first arising after the Closing Date by contract or otherwise; (iv) shall be binding on all successors and assigns of Parent and Purchaser, on the one hand, and the Acquired Companies, on the other, and shall be enforceable by the Company D&O Indemnified Parties; and (v) shall not be terminated or modified in such a manner as to adversely affect the rights of any Company D&O Indemnified Party under this Section 6.7 without the written consent of such affected Company D&O Indemnified Party.

(c)At the Closing, Parent shall, or shall cause Purchaser to, obtain and maintain on behalf of the Acquired Companies, and Parent shall, or shall cause Purchaser to, cause the Acquired Companies to maintain, an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage (the “D&O Tail Policy”) for the Acquired Companies’ directors and officers in a form reasonably acceptable to the Company, on the one hand, and Parent and Purchaser, on the other, which shall provide such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage maintained by the Company as of the date of this Agreement.  The Company shall cooperate with Parent and Purchaser in obtaining the D&O Tail Policy, and Parent and Purchaser, on the one hand, and the Company, on the other, will each pay fifty percent (50%) of the expense of the D&O Tail Policy.

6.8R&W Policy

.  At or prior to the Closing, Parent shall, or shall cause Purchaser to, obtain the R&W Policy, the cost and expense of which, including the total premium, underwriting costs, brokerage commissions, and other fees and expenses of the R&W Policy, shall be borne by Parent and Purchaser. Parent and Purchaser shall not amend the R&W Policy in a manner that is adverse to the Selling Shareholders without the written consent of the Sellers’ Representative.

6.9Earn-Out Period Covenants

.  It is understood and agreed that there can be no assurance that the Earn-Out Consideration will be achieved.  Notwithstanding the foregoing, during the period commencing on the Closing Date and ending on the earlier of (i) December 31, 2022 and (ii) the date of a Change of Control (the “Earn-Out Period”), the Parties agree as follows:

(a)Parent shall, and shall cause Purchaser to, maintain e-TeleQuote as a separate business unit with separate books and records, provided that Parent and Purchaser may take advantage of such operational synergies as Parent Purchaser may determine in its good faith business judgment (including, without limitation, consolidation of overlapping and/or duplicative functions, participation in joint purchasing programs, and similar actions) so long as such actions do not, taken as a whole, have a measurable and direct material adverse effect on the ability of the Selling Shareholders to achieve the Earn-Out Consideration.  The Parties acknowledge and agree that, notwithstanding anything to the contrary contained herein, their mutual intention is to pursue growth opportunities for Parent and Purchaser (including e-TeleQuote and the other Acquired Companies) through exploitation of the Acquired Companies and the Acquired Assets to the benefit of the Acquired Companies and that such efforts, provided they are undertaken with the good faith intention to support the growth of Parent and Purchaser (including e-TeleQuote and the other Acquired Companies) without the intent to undermine the Selling Shareholders’ ability to achieve the Earn-Out Consideration, shall not constitute a breach of this Section 6.9.

(b)Parent shall, and shall cause Purchaser to operate the Acquired Companies in good faith, in the ordinary course of business (after giving effect to the transactions contemplated by this Agreement and the other Transaction Documents); provided that the Acquired Companies may take actions outside of the ordinary course of business (after giving effect to the transactions contemplated by this Agreement and the other Transaction Documents) that (x) are justified for good faith business reasons of the Acquired Companies or (y) would not materially and adversely affect the ability of the Acquired Companies to maximize their achievement of the Earn-Out Consideration.

(c)Within forty-five (45) days following the end of each calendar quarter during the Earn-Out Period, Parent and Purchaser will deliver, or will cause the Acquired Companies to deliver, to the Sellers’ Representative quarterly financial reports of the Acquired Companies, including a consolidated balance sheet and profit and loss statement and a statement as to the EBITDA generated by the Acquired Companies during such quarterly period.

(d)If a Party breaches any of the foregoing covenants, and such breach, if curable, is not cured within thirty (30) days of written notice of such breach, the non-breaching Parties sole remedy shall be to seek monetary damages, which damages shall not, in the aggregate with all other damages payable by any Party pursuant to this Section 6.9(d), exceed an amount equal to fifty million dollars ($50,000,000) less the Earnout Consideration.

(e)From time to time following the Closing, Parent and Purchaser, after good faith consultation with the chief executive officer of e-TeleQuote, may grant to any Person that becomes an employee of a Purchaser Entity after the date hereof the right to receive (i) one or more shares of the Earnout Consideration (2021) (such shares, the “New Management Earn-Out Shares (2021)”) or (ii) one or more shares of the Earnout Consideration (2022) (such shares, the “New Management Earn-Out Shares (2022)”); provided, that the total number of New Management Earnout Shares (2021) and New Management Earnout Shares (2022), in each case, shall not exceed an amount equal to one percent (1%) of the total number of Company Shares outstanding as of the Effective Time.

(i)On the Earn-Out Payment Date (2021), Parent shall, or shall cause Purchaser to, pay to each New Management Earn-Out Participant (2021) an amount in cash equal to (i) the amount determined by multiplying (A) the total number of New Management Earn-Out

Shares (2021) held by such New Management Earn-Out Participant (2021) by (B) the Per Share Earn-Out Consideration (2021); provided, however, each such New Management Earn-Out Participant (2021) must remain continuously employed by a Purchaser Entity until the Earn-Out End Date (2021) in order for such New Management Earn-Out Participant (2021) to be eligible to receive any payment pursuant to this clause (i); provided, further, if the employment of such New Management Earn-Out Participant (2021) is terminated by the applicable Purchaser Entity without Cause, by such New Management Earn-Out Participant (2021) for Good Reason or due to death or Disability, in each case, prior to the Earn-Out Payment Date (2021), such New Management Earn-Out Participant (2021) (or its heirs, if applicable) shall be entitled to receive the payment contemplated by this clause (i) on the Earn-Out Payment Date (2021).

(ii)On the Earn-Out Payment Date (2022), Parent shall, or shall cause Purchaser to, pay to each New Management Earn-Out Participant (2022) an amount in cash equal to (i) the amount determined by multiplying (A) the total number of New Management Earn-Out Shares (2022) held by such New Management Earn-Out Participant (2022) by (B) the Per Share Earn-Out Consideration (2022); provided, however, each such New Management Earn-Out Participant (2022) must remain continuously employed by a Purchaser Entity until the Earn-Out End Date (2022) in order for such New Management Earn-Out Participant (2022) to be eligible to receive any payment pursuant to this clause (ii); provided, further, if the employment of such New Management Earn-Out Participant (2022) is terminated by the applicable Purchaser Entity without Cause, by such New Management Earn-Out Participant (2022) for Good Reason or due to death or Disability, in each case, prior to the Earn-Out Payment Date (2022), such New Management Earn-Out Participant (2022) (or its heirs, if applicable) shall be entitled to receive the payment contemplated by this clause (2) on the Earn-Out Payment Date (2022).

6.10Release of Claims

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(a)Effective for all purposes only if the Closing occurs and as of the Closing, each Selling Shareholder acknowledges and agrees, on behalf of itself (or, as applicable, himself or herself) and each of its (or, as applicable, his or her) current and former Affiliates, officers, directors, employees, managers, partners, principals, advisors, agents, servants, stockholders, members, investors, equity holders or other Representatives, heirs, beneficiaries, estates, executors, administrators, trustees, successors or assigns (each a “Releasing Party”) that:

(i)Releasing Party (A) has no Claims, (B) has not transferred or assigned, or purported to transfer or assign, any Claims and (C) shall not transfer or assign, or purport to transfer or assign, any Claims, in each case, relating in any way to the Acquired Companies or their current or former Affiliates against the Acquired Companies, Parent Purchaser, or their respective current or former Affiliates, officers, directors, employees, managers, partners, principals, advisors, agents, servants, stockholders, members, investors, equity holders or other Representatives, successors or assigns (collectively, the “Released Parties”);

(ii)Releasing Party hereby irrevocably and unconditionally releases and forever discharges the Released Parties from any and all claims, demands, allegations, assertions, complaints, controversies, charges, duties, grievances, rights, causes of action, suits, liabilities, debts, obligations, promises, commitments, agreements, guarantees, endorsements, duties, damages, costs, losses, debts and expenses (including reasonable attorneys’ fees and costs incurred)

of any nature whatsoever (whether direct or indirect, known or unknown, disclosed or undisclosed, matured or unmatured, accrued or unaccrued, asserted or unasserted, absolute or contingent, determined or conditional, express or implied, fixed or variable and whether vicarious, derivative, joint, several or secondary) relating to the Acquired Companies from the beginning of time up to and including the Closing (collectively, “Claims”); provided, however, the foregoing release shall not cover (A) rights of the Selling Shareholders under this Agreement or any other Transaction Document, (B) if a Releasing Party is a present or former employee of the Company or any of the Acquired Companies, rights to earned but unpaid cash compensation with respect to services rendered to the Company or any of the Acquired Companies during the payroll period in which the Closing occurs or unreimbursed business expenses incurred in the ordinary course and reimbursable pursuant to the Company’s or the Acquired Companies’ business expense policies, (C) Claims arising from rights of a Releasing Party pursuant to an offer letter or any other employment agreement entered into with Parent, Purchaser or any of the Acquired Companies in connection with this Agreement, (D) if a Releasing Party is a present or former director or officer of the Company, the Acquired Companies or any of their Subsidiaries, such Releasing Party’s rights as a Company D&O Indemnified Party, (E) any cash bonuses, severance or other amounts payable to or for the benefit of employees or former employees of the Company or any of the Acquired Companies that are payable by the Company or any of the Acquired Companies in connection with the Closing, or (F) any Claim of a Releasing Party that cannot be released pursuant to any Legal Requirement.

(b)Each Selling Shareholder acknowledges and agrees that it, he or she is familiar with Section 1542 of the Civil Code of the State of California (“Section 1542”), which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIS OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Each Selling Shareholder hereby waives and relinquishes any rights and benefits that such Person (or its Releasing Parties) may have under Section 1542 or any similar Legal Requirement of any jurisdiction.  Each such Person acknowledges that it, he or she may hereafter discover facts in addition to or different from those that such Person now knows or believes to be true with respect to the subject matter of this release, but it is such Person’s intention to fully and finally and forever settle and release any and all Claims (other than as set forth in the proviso included in Section 6.10(a)(ii)) that do now exist, may exist or heretofore have existed with respect to the subject matter of this release.  In furtherance of this intention, the releases contained herein shall be and remain in effect as full and complete releases notwithstanding the discovery or existence of any such additional or different facts.

(c)Each Selling Shareholder acknowledges and agrees that it, he or she (i) has read this release and understands its terms and has been given an opportunity to ask questions of the Company’s representatives, and (ii) does not rely, and has not relied, on any representation or statement not set forth in this release made by any representative of the Company or any other Person with regard to the subject matter, basis or effect of this release or otherwise.

(d)This release is conditioned upon the consummation of the Closing, and shall become null and void, and shall have no effect whatsoever, without any action on the part of any Person, upon termination of this Agreement prior to the Closing in accordance with Section 10.

7.Tax Matters

7.1Liability for Taxes

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(a)Straddle Period Taxes.  For purposes of this Agreement, the determination of the Taxes of the Acquired Companies for the portion of the Straddle Period ending on and including the Closing Date shall be: (i) in the case of Taxes that are either based upon or related to income, payroll or receipts or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount that would be payable if the taxable period ended with (and included) the Closing Date (and for such purpose, the Tax period of any partnership or other pass-through entity or any “controlled foreign corporation” within the meaning of Section 957 of the Code in which any Acquired Company holds a beneficial interest shall be deemed to terminate at such time); and (ii) in the case of any other Taxes, such as ad valorem Taxes, Taxes on real property (to the extent not attributable to a sale, transfer or assignment) or business personal property Taxes, deemed to be the amount of such Taxes for the entire Straddle Period, multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.

(b)Transfer Taxes.  All real property transfer or gains Tax, sales Tax, use Tax, stamp Tax, stock transfer Tax, or other similar transfer Taxes (“Transfer Taxes”) imposed on the transactions contemplated by this Agreement shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by the Sellers’ Representative (on behalf of the Selling Shareholders).

7.2Tax Matters

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(a)Tax Returns.  The Company shall file or cause to be filed when due (taking into account all extensions properly obtained) all Tax Returns that are required to be filed by or with respect to the Acquired Companies on or prior to the Closing Date, and the Company shall remit or cause to be remitted any Taxes due in respect of such Tax Returns.  Parent shall, or shall cause Purchaser to, file or cause to be filed when due (taking into account all extensions properly obtained) all Tax Returns that are required to be filed by or with respect to the Acquired Companies for taxable years or periods ending on or before the Closing Date and for any Straddle Period (“Purchaser Prepared Tax Returns”). The Purchaser Prepared Tax Returns shall be prepared in a manner consistent with prior tax accounting practices and methods of the Acquired Companies (except to the extent that Purchaser reasonably determines that such Tax Returns cannot be so prepared and filed or an item so reported in accordance with applicable Legal Requirements). To the extent that such Purchaser Prepared Tax Returns reflect a liability for which an indemnity claim may be made pursuant to Section 11.2(a) or a refund payable to the Selling Shareholders pursuant to Section 7.2(c), Parent shall, or shall cause Purchaser to, provide to the Sellers’ Representative copies of all such Purchaser Prepared Tax Returns (including all relevant work papers) that are income Tax Returns at least thirty (30) days prior to filing and all such Purchaser Prepared Tax Returns (including all relevant work papers) that are non-income Tax Returns at least fifteen (15)

days prior to filing, shall permit the Sellers’ Representative to review and comment on each such Purchaser Prepared Tax Return prior to filing and shall consider in good faith all reasonable comments made by the Sellers’ Representative that are requested within ten (10) days after delivery of such Purchaser Prepared Tax Returns. Parent and Purchaser shall incorporate any such reasonable comments requested by the Sellers’ Representative to the extent such comments relate to items that would be expected to affect the Taxes of the Selling Shareholders. The Parties acknowledge and agree that (i) to the extent applicable Tax-related Legal Requirements so permit, the Parties will treat or elect to treat the taxable year of the Acquired Companies as terminating on the Closing Date, (ii) to the extent applicable Tax-related Legal Requirements so permit, any income Tax deduction arising from the bonuses, option cashouts, restricted stock units, or other compensation and transaction expenses payments funded with the Purchase Price or made by the Company or its Subsidiaries in connection with the transactions contemplated by this Agreement shall be allocable to the Pre-Closing Tax Period, and (iii) to the extent applicable Tax-related Legal Requirements so permit, e-TeleQuote shall make a timely election under Revenue Procedure 2011-29, 2011-18 I.R.B. 746, to apply the seventy per cent (70%) safe-harbor to any expenses that are “success based fees” as defined in Treasury Regulation Section 1.263(a)-5(f).  For the avoidance of doubt, the Sellers’ Representative shall prepare and file, or cause to be prepared and filed, all Tax Returns of the Company.

(b)Post-Closing Actions.  Unless written consent is obtained from the Sellers’ Representative (such consent not to be unreasonably withheld, conditioned or delayed) or Parent and Purchaser are otherwise required by Tax-related Legal Requirements, Parent and Purchaser shall not take (and following the Closing, Parent and Purchaser shall prevent the Acquired Companies and any of their Affiliates from taking) the following actions if such actions could reasonably be expected to result in an indemnity claim under this Agreement or otherwise affect the Taxes of the Selling Shareholders: (i) amend or cause the amendment of any Tax Return of the Acquired Companies relating to a Pre-Closing Tax Period; (ii) make or change any Tax election regarding the Acquired Companies with respect to a Pre-Closing Tax Period; (iii) file any Tax Return of the Acquired Companies with respect to a Pre-Closing Tax Period in any jurisdiction if the Acquired Companies did not file a comparable Tax Return involving similar Tax items in such jurisdiction in the immediately preceding Tax period; (iv) initiate any discussion or enter into any voluntary disclosure program (or similar program or agreement) with a Governmental Body regarding any Tax (whether asserted or unasserted) or Tax Return with respect to the Acquired Companies relating to a Pre-Closing Tax Period, or (v) any other action that is reasonably expected to have the effect of increasing the Tax liability of a Selling Shareholder for a Pre-Closing Tax Period with respect to its ownership of the Acquired Companies.  For the avoidance of doubt, Parent and Purchaser shall not make (or cause to be made) an election pursuant to Section 338(g) of the Code with respect to the Acquired Companies in connection with the purchase and sale of the Distributed Interests pursuant to this Agreement without the prior written consent of the Sellers’ Representative (such consent not to be unreasonably withheld, conditioned or delayed).

(c)Tax Refunds.  Parent and Purchaser agree to pay to the Sellers’ Representative (for the benefit of the Selling Shareholders) the amount of any Tax refunds (together with any interest paid or credited with respect thereto, but net of any Taxes imposed thereon or reasonable expenses incurred with respect thereto) received by the Acquired Companies following the Closing attributable to a Pre-Closing Tax Period promptly upon the receipt of such Tax refund (or amount applied as a credit against future Taxes in lieu of a refund) except to the extent such refund is (i) included as a current asset in the determination of Net Working Capital or (ii) received as a result of a carryback of any Tax attribute attributable to a Tax period (or portion thereof) beginning after the Closing Date. Promptly upon the receipt of any Tax refund (or any amount applied as a credit against future Taxes in lieu of a refund) to which the Selling Shareholders are entitled pursuant to this Section 7.2(c), Parent shall, or shall cause Purchaser to, pay to the Selling Shareholders as additional Purchase Price the amount of such refund (or the amount applied as a credit against future Taxes in lieu of a refund) within fifteen (15) days of receipt thereof or entitlement thereto. If reasonably requested by the Sellers’ Representative and at the expense of the Selling Shareholders, Parent and Purchaser shall take any reasonable action permitted by applicable Legal Requirements for the Acquired Companies to promptly claim such Tax refunds (including filing amended Tax Returns carrying back losses or credits), and no election to waive a carryback of losses with respect to a taxable period ending on or before the Closing Date shall be made by Parent or Purchaser or with respect to Acquired Companies. Notwithstanding the foregoing, the aggregate amount of the Tax refunds (including interest and other payments made with respect thereto) shall in no event exceed three million dollars (US$3,000,000).

(d)Tax Claims. Notwithstanding any provision of Section 11.6 to the contrary, Parent and Purchaser shall have the right (but not the obligation) to control any Tax audits, Tax disputes or administrative, judicial or other Legal Proceedings related to any Tax Return or Taxes of the Acquired Companies for Pre-Closing Tax Periods (each a “Tax Claim”), and shall have the right to employ counsel and other advisors of its choice and at its expense; provided, that (i) Parent and Purchaser shall notify the Sellers’ Representative of any such Tax Claim for which Parent and Purchaser expect to be entitled to indemnification under this Agreement or that may impact the U.S. federal income tax treatment of any payment to the Selling Shareholders hereunder; provided, however, any failure on the part of Parent and Purchaser to so notify the Sellers’ Representative shall not limit any of the obligations of the Selling Shareholders under this Agreement (except to the extent such failure actually and materially prejudices the defense of such Tax Claim), (ii) the Sellers’ Representative shall have the right to participate in any such Tax Claim for which Purchaser expects to be entitled to indemnification under this Agreement or that may impact the U.S. federal income tax treatment of any payment to the Selling Shareholders hereunder, in each case, at the expense of the Selling Shareholders and (iii) solely to the extent such Tax Claim would reasonably be expected to result in an indemnity obligation of the Selling Shareholders pursuant to this Agreement or that may impact the U.S. federal income tax treatment of any payment to the Selling Shareholders hereunder, Parent and Purchaser shall not settle or otherwise resolve such Tax Claim without the consent of the Sellers’ Representative (which consent shall not be unreasonably withheld, conditioned or delayed). If Parent and Purchaser do not elect to proceed with the defense of any Tax Claim for which Parent and Purchaser expect to be entitled to indemnification under this Agreement or that may otherwise affect the Taxes of the Selling Shareholders, the Sellers’ Representative shall have the right (but not the obligation) to control any such Tax Claim; provided, however, (x) Purchaser shall have the right to participate in any such Tax Claim (at its own expense), (y) Sellers’ Representative shall provide Purchaser with copies of all correspondence, notices and other written materials received from any adverse party in such Tax Claim and shall otherwise keep Purchaser and its counsel informed or advised of significant developments in such Tax Claim, and (z) the Sellers’ Representative may not settle, adjust or compromise any such Tax Claim without the prior written consent of Purchaser (which consent may not be unreasonably withheld or delayed).  For the avoidance of doubt, the Sellers’

Representative shall control any Tax audits, Tax disputes or administrative, judicial or other Legal Proceedings that relate solely to the Company.

(e)Tax Treatment of Distribution of the Distributed Interests.  The Parties intend that the distribution of the Distributed Interests to the Selling Shareholders and the Dissolution pursuant to Section 5.14(b) shall be treated as a complete liquidation of the Company pursuant to Sections 331 and 336 of the Code with the result that for applicable United States federal, state and local income Tax purposes the liquidating distribution shall be treated as in full payment in exchange for the Selling Shareholders’ Company Shares and the Tax basis of the Distributed Interests will be adjusted in such complete liquidation to equal their fair market values and, consequently, no gain or loss will be realized by the Selling Shareholders for applicable United States federal, state and local income Tax purposes on the transfer of the Distributed Interests to Purchaser pursuant to this Agreement. The Company shall, in conjunction with the distribution, adopt a plan of dissolution. The Parties shall report (and Parent and Purchaser shall cause the Acquired Companies or any Affiliate to report) the transaction for applicable United States federal, state and local income Tax purposes in a manner consistent with the foregoing intent and shall maintain such reporting position unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.

7.3Assistance and Cooperation

.  After the Closing Date, Parent and Purchaser, on the one hand, and the Sellers’ Representative, on the other, each shall (and shall cause their respective Affiliates to) use reasonable best efforts to:

(a)timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes of the Acquired Companies described in Section 7.1(b) (relating to Transfer Taxes);

(b)reasonably assist the other Party in preparing any Tax Returns which such other Party is responsible for preparing and filing in accordance with Section 7.2(a);

(c)cooperate fully in preparing for and defending any Tax Claims and audits of, or disputes with taxing authorities regarding, any Tax Returns of the Acquired Companies or with respect to Tax refunds of the Acquired Companies;

(d)make available to the other as reasonably requested all information, records, and documents relating to Pre-Closing Taxes; and

(e)furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such taxable period; provided, that Parent and Purchaser shall only be obliged to furnish copies of such correspondence to the Sellers’ Representative to the extent such audit or information request relates to Taxes for which the Selling Shareholders may be liable under the terms of this Agreement.

8.Conditions Precedent to Obligations of Parent and Purchaser

The obligations of Parent and Purchaser to cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction (or waiver by Parent and Purchaser), at or prior to the Closing, of each of the following conditions:

8.1Accuracy of Representations

. Each of: (a) the Specified Representations, other than the representations and warranties made by the Company in Section 2.2 (Capital Structure) (the “Capitalization Representations”) (i) to the extent qualified by “material,” “materiality,” “Material Adverse Effect” or other terms of similar import or effect, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, other than any such Specified Representations which by their terms are made as of a specific earlier date, which shall have been true and correct in all respects as of such earlier date, and (ii) to the extent not so qualified, shall be accurate in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, other than any such Specified Representations which by their terms are made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date; (b) the Capitalization Representations shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, other than any such representations and warranties therein which by their terms are made as of a specific earlier date, which shall have been true and correct in all respects as of such earlier date, except, in each case, where the failure of such Capitalization Representations to be so true and correct would not, individually or in the aggregate, reasonably be expected to have more than a de minimis effect, provided, that the representations and warranties set forth in the first clause of the second sentence of Section 2.2(a), in Section 2.2(c) and in Section 2.2(e) shall be true and correct in all respects; and (c) the representations and warranties made by the Company and the Selling Shareholders contained in this Agreement (other than the Specified Representations) shall be true and correct in all respects (without giving effect to any limitation as to materiality, Material Adverse Effect or similar qualifications set forth therein) as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, other than any such representations and warranties which by their terms are made as of a specific earlier date, which shall have been true and correct in all respects as of such earlier date, except, in each case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

8.2Performance of Covenants

.  Each of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3Regulatory Approvals

.  All waiting periods (and any statutory or contractual extensions thereof) or the required approvals applicable to the transactions contemplated hereby under the HSR Act or the other applicable antitrust laws set forth on Schedule 8.3 shall have expired (or early termination shall have been granted) or been received.

8.4No Material Adverse Effect

.  Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

8.5Closing Documents

.  Parent and Purchaser shall have (i) received the deliverables contemplated by Sections 1.9(b), 1.9(c) and 12.2 to be delivered by the Company and the Selling Shareholders at Closing, and (ii) received the certificate contemplated by Section 5.15 no later than five (5) days prior to the anticipated Closing Date.

8.6No Restraints

.  No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of the transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect.

8.7Employment Agreement

.  The Employment Agreement shall not have been terminated and shall become effective upon the consummation of the Closing.

8.8Conversion of Preferred Shares; Acquired Companies Distribution

.  All the Preferred Shares shall have been converted into Class A Common Shares of the Company, the Acquired Companies Distribution shall have been completed and Parent and Purchaser shall have received evidence reasonably satisfactory to Parent and Purchaser of such conversion and Acquired Companies Distribution.

9.Conditions Precedent to Obligations of the Company

The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver), at or prior to the Closing, of the following conditions:

9.1Accuracy of Representations

.  Each of (a) the representations and warranties of Parent and Purchaser in Section 4.6 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, other than any such representations and warranties therein which by their terms are made as of a specific earlier date, which shall have been true and correct in all respects as of such earlier date, except, in each case, where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have more than a de minimis effect, provided, that the representations and warranties set forth in Section 4.6(e) shall be true and correct in all respects and (b) the representations and warranties made by Parent and Purchaser in this Agreement (other than the representations and warranties in Section 4.6) shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date, other than representations and warranties which by their terms are made as of a specific date, which shall be true and correct in all material respects as of such date, except in each case where the failure of the representations and warranties of Parent and Purchaser to be true and correct in all material respects would not reasonably be expected to have a material adverse effect on the ability of Parent and Purchaser to consummate the transactions contemplated by this Agreement; provided, however, that for purposes of determining whether such representations and warranties are true and correct, all materiality and similar qualifications limiting the scope of such representations and warranties shall be disregarded.

9.2Performance of Covenants

.  The covenants and obligations that Parent and Purchaser are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

9.3Regulatory Approvals

.  All waiting periods (and any statutory or contractual extensions thereof) or the required approvals applicable to the transactions contemplated hereby under the HSR Act or the other applicable antitrust laws set forth on Schedule 8.3 shall have expired (or early termination shall have been granted) or been received.

9.4Closing Documents

.  The Company shall have received the deliverables contemplated by Sections 1.9(d) and 12.2 to be delivered by Parent and Purchaser at Closing.

9.5No Restraints

.  No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of the transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect.

9.6D&O Tail Policy

.  Parent and Purchaser shall have provided the Company with evidence reasonably satisfactory to the Company of the purchase of the D&O Tail Policy in accordance with Section 6.7.

10.Termination

10.1Termination Events

.  This Agreement may be terminated prior to the Closing:

(a)by the mutual written consent of Parent and Purchaser, on the one hand, and the Company, on the other;

(b)by Parent and Purchaser, on the one hand, or the Company, on the other, if the Closing has not taken place on or before 5:00 p.m. (Pacific time) on October 1, 2021 (the “End Date”); provided, however, (i) Parent and Purchaser shall not be permitted to terminate this Agreement pursuant to this Section 10.1(b) if (A) the failure to consummate the transactions contemplated by this Agreement by the End Date results from, or is caused by, a material breach by Parent and Purchaser of any of their representations, warranties, covenants or agreements contained herein or (B) the Company is seeking through a Legal Proceeding to specifically enforce this Agreement in accordance with Section 12.10 while any such Legal Proceeding is still pending and (ii) the Company shall not be permitted to terminate this Agreement pursuant to this Section 10.1(b) if (x) the failure to consummate the transactions contemplated by this Agreement by the End Date results from, or is caused by, a material breach by the Company or the Selling Shareholders of any of their respective representations, warranties, covenants or agreements contained herein or (y) Parent and Purchaser are seeking through a Legal Proceeding to specifically enforce this Agreement in accordance with Section 12.10 while any such Legal Proceeding is still pending;

(c)by Parent and Purchaser, on the one hand, or the Company, on the other, if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement such that the conditions set forth in Section 8.3 and Section 9.3 would not be satisfied; provided, however, a Party shall not be permitted to terminate this Agreement pursuant to this Section 10.1(c) if such Party (i) did not use reasonable best efforts to have such Order vacated prior to its becoming final and nonappealable or (ii) failed to fulfill in any material respect any of its obligations under Section 6.1(a) and Section 6.1(b);

(d)by Parent and Purchaser if: (i) any of the representations and warranties of the Company or the Selling Shareholders contained in this Agreement shall be inaccurate such that any condition set forth in Section 8.1 would not be satisfied; (ii) any of the covenants of the Company contained in this Agreement shall have been breached such that the condition set forth in Section 8.2 would not be satisfied; or (iii) any Material Adverse Effect shall have occurred; provided, however, in the case of clauses “(i)” and “(ii)” only, an inaccuracy in any of the representations and warranties of the Company or the Selling Shareholders as of a date subsequent to the date of this Agreement or a breach of a covenant by the Company is curable by the Company through the use of reasonable best efforts within fifteen (15th) Business Days after Parent’s or Purchaser’s notification to the Company in writing of the existence of such inaccuracy or breach (the period from such notification until the earlier of the fifteenth (15th) Business Day and the End Date, the “Company Cure Period”), then Parent and Purchaser may not terminate this Agreement under this Section 10.1(d) as a result of such inaccuracy or breach prior to the expiration of the applicable Company Cure Period, provided the Company or the Selling Shareholders, as applicable, during the applicable Company Cure Period, continue to exercise reasonable best efforts to cure such inaccuracy or breach (it being understood that Parent and Purchaser may not terminate this Agreement pursuant to this Section 10.1(d) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the applicable Company Cure Period);

(e)by the Company if:  (i) any of Parent’s and Purchaser’s representations and warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 9.1 would not be satisfied; or (ii) if any of Parent’s and Purchaser’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 9.2 would not be satisfied; provided, however, if an inaccuracy in any of Parent’s and Purchaser’s representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by Parent and Purchaser is curable by Parent and Purchaser through the use of reasonable best efforts within fifteen (15th) Business Days after the Company’s notification to Parent and Purchaser in writing of the existence of such inaccuracy or breach (the period from such notification until the earlier of the fifteenth (15th) Business Day and the End Date, the “Purchaser Cure Period”), then the Company may not terminate this Agreement under this Section 10.1(e) as a result of such inaccuracy or breach prior to the expiration of the Purchaser Cure Period, provided Parent and Purchaser, during the Purchaser Cure Period, continue to exercise reasonable best efforts to cure such inaccuracy or breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 10.1(e) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Purchaser Cure Period); or

(f)by the Company if: (i) the conditions set forth in Section 8 (other than those conditions that by their nature are to be satisfied by action taken at the Closing, but subject to the satisfaction thereof) have been and continue to be satisfied; (ii) the Company has irrevocably confirmed by written notice to Parent and Purchaser that the conditions set forth in Section 9 have been satisfied (other than those conditions that by their nature are to be satisfied by action taken at the Closing) or that it is willing to waive any unsatisfied conditions set forth in Section 9; (iii) the transactions contemplated by this Agreement shall not have been consummated within three (3) Business Days after the later of the delivery of such notice and the day the Closing is required to occur pursuant to Section 1.9(a); and (iv) the Company and each Selling Shareholder stands ready, willing and able to consummate the transactions contemplated by this Agreement and the Company and each Selling Shareholder is prepared to take such actions within its control to cause the Closing to occur; provided, however, notwithstanding anything in Section 10.1(b) to the contrary, no Party shall be permitted to terminate this Agreement pursuant to Section 10.1(b) during such three Business Day period following delivery of the notice referred to in clause (ii) above.

10.2Termination Procedures

.  If Parent and Purchaser wish to terminate this Agreement pursuant to Section 10.1, Parent and Purchaser shall deliver to the Company a written notice stating that Parent and Purchaser are terminating this Agreement and setting forth a brief description of the basis on which Parent and Purchaser are terminating this Agreement. If the Company wishes to terminate this Agreement pursuant to Section 10.1, the Company shall deliver to Parent and Purchaser a written notice stating that the Company is terminating this Agreement and setting forth a brief description of the basis on which the Company is terminating this Agreement.

10.3Effect of Termination

.  If this Agreement is terminated pursuant to Section 10.1, all further obligations of the Parties under this Agreement shall terminate; provided, however, that: (a) no Party shall be relieved of any obligation or other liability arising from any Fraud, willful breach or intentional misrepresentation by such Party of any provision contained in this Agreement occurring prior to the termination of this Agreement; and (b) the Parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 12.

11.Indemnification, Etc.

11.1Survival of Representations, Etc.

(a)General Survival.  Subject to Sections 11.1(b) and 11.1(c), the representations and warranties made by the Company in this Agreement and the representations and warranties set forth in the Company Closing Certificate (in each case other than the Specified Representations and the Tax Representations) shall survive the Effective Time until 11:59 pm (Pacific time) on the date that is fifteen (15) months following the Closing Date (the “Expiration Date”); provided, however, if, at any time on or prior to the Expiration Date, any Purchaser Indemnitee delivers to the Sellers’ Representative a Claim Notice asserting a right to indemnification under Section 11.2 based on a breach of a representation or warranty or the failure of a representation or warranty to be true and correct, then the corresponding representations or warranties described or related to the claims set forth in such Claim Notice shall survive the Expiration Date, only for purposes of such claim, until such time as such claim is fully and finally resolved.

(b)Specified Representations.  Notwithstanding anything to the contrary contained in Section 11.1(a), the Specified Representations shall survive the Effective Time until

11:59 p.m. (Pacific time) on the earlier of (i) the date of expiration of the applicable statute of limitations or (ii) the date that is seventy-two (72) months following the Closing Date; provided, however, if, at any time on or prior to the expiration of the applicable period referred to in this sentence, any Purchaser Indemnitee delivers to the Sellers’ Representative a Claim Notice asserting a right to indemnification under Section 11.2 based on the breach of a Specified Representation or the failure of a Specified Representation to be true and correct, then the corresponding Specified Representation described or related to the claims set forth in such Claim Notice shall survive the applicable expiration date, only for purposes of such claim, until such time as such claim is fully and finally resolved.

(c)Tax Representations.  Notwithstanding anything to the contrary contained in Section 11.1(a), the Tax Representations shall survive the Effective Time until 11:59 p.m. (Pacific time) on the date that is thirty (30) days after expiration of the applicable statute of limitations of the underlying Taxes (including any applicable extensions thereof) (the “Tax Expiration Date”); provided, however, if, at any time on or prior to the expiration of the Tax Expiration Date referred to in this sentence, any Purchaser Indemnitee delivers to the Sellers’ Representative a Claim Notice asserting a right to indemnification under Section 11.2 based on breach of a Tax Representation or the failure of a Tax Representation to be true and correct, then the corresponding Tax Representations described or related to the claims set forth in such Claim Notice shall survive the applicable expiration date, only for purposes of such claim, until such time as such claim is fully and finally resolved.

(d)Covenants.  The covenants, agreements and obligations of the Parties contained in this Agreement (i) for which a time period is specified shall survive the Closing for such specified time period or until such covenant, agreement or obligation is waived and (ii) for which a time period is not specified shall survive the Closing until fully performed or waived; provided, however, in the case of each of clauses (i) and (ii), claims related to breaches of any such covenant, agreement or obligation shall survive the Closing until twelve (12) months after the expiration (as set forth in clause (i) or (ii), as applicable) of the relevant covenant, agreement or obligation, as applicable; provided, further, if, at any time on or prior to the expiration of the applicable period referred to in this sentence, any Purchaser Indemnitee delivers to the Sellers’ Representative a Claim Notice asserting a right to indemnification under Section 11.2 based on any of the matters referred to in Section 11.2(a)(ii), then the corresponding covenants, agreements and obligations described in such Claim Notice shall survive the applicable expiration date, only for purposes of such claim, until such time as such claim is fully and finally resolved.

11.2Indemnification

.

(a)Indemnification.  From and after the Closing (but subject to the limitations set forth in this Section 11), each Selling Shareholder shall, severally and not jointly, hold harmless and indemnify each of the Purchaser Indemnitees from and against, and shall compensate and reimburse each of the Purchaser Indemnitees for, such Selling Shareholder’s Pro Rata Share of any Damages (regardless of whether or not such Damages relate to any third party claim) to the extent arising from:

(i)any failure of any representation or warranty made by the Company (A) in this Agreement or (B) in the Company Closing Certificate to be true and correct;

(ii)any breach of any covenant or obligation of the Company in this Agreement required to be performed prior to the Closing;

(iii)any Pre-Closing Taxes or Excluded Liabilities; and

(iv)any Fraud committed by or on behalf of the Company or its Subsidiaries in connection with or relating to the execution, delivery or performance of this Agreement (“Company Fraud”).

(b)Individual Selling Shareholder Indemnification.  From and after the Closing (but subject to the limitations set forth in this Section 11), each Selling Shareholder shall indemnify and hold harmless the Purchaser Indemnitees from and against any Damages to the extent arising from:

(i)any failure of any representation or warranty made by the such Selling Shareholder in this Agreement; and

(ii)any breach of any covenant or agreement made by such Selling Shareholder in this Agreement.

11.3Limitations

.

(a)Basket.  Subject to Sections 11.3(b) and 11.3(c), the Selling Shareholders shall not be required to make any indemnification payment pursuant to Section 11.2(a)(i) for any breach of any representation or warranty in this Agreement or failure of any representation or warranty in this Agreement to be true and correct until such time as the total amount of all Damages (including the Damages arising from such breach or failure to be true and correct and all other Damages) that have been paid or incurred by any one or more of the Purchaser Indemnitees exceeds three million dollars (US$3,000,000) in the aggregate (the “Basket Amount”). If the total amount of such Damages exceeds the Basket Amount, then, subject to the limitations set forth in this Section 11.3, the Purchaser Indemnitees shall be entitled to be indemnified against and compensated and reimbursed for such Damages only to the extent such Damages exceed the Basket Amount.

(b)Applicability of Basket.  The limitations set forth in Section 11.3(a) shall not apply (and shall not limit the indemnification or other obligations of any Selling Shareholder) to: (i) breaches of any of the Specified Representations or the Tax Representations or the failure of any of the Specified Representations or the Tax Representations to be true and correct; or (ii) for the avoidance of doubt, any of the matters referred to in Section 11.2(a)(ii) through Section 11.2(a)(iv), inclusive, or Section 11.2(b).

(c)General Cap and Maximum Cap.  Recourse by the Purchaser Indemnitees to the R&W Policy, the Escrow Portion of the Majority Shareholder Note and the Escrow Fund (such Escrow Portion of the Majority Shareholder Note and the amount of such Escrow Fund, the “General Cap”) shall be the Purchaser Indemnitees’ sole and exclusive remedy under this Agreement for monetary Damages resulting from the matters referred to in Section 11.2(a)(i) (other than in respect of inaccuracies in or breaches of the Specified Representations or Tax Representations) even in the event (i) the R&W Policy is never issued by an insurer, (ii) the R&W

Policy is revoked, cancelled or modified in any manner after issuance or (iii) any Purchaser Indemnitee makes a claim under the R&W Policy and such claim is denied by the insurer.  Notwithstanding anything herein to the contrary, each Selling Shareholder’s aggregate indemnification liability for Damages pursuant this Agreement, including pursuant to Section 11.2(a)(i) (solely with respect to Specified Representations or Tax Representations), Section 11.2(a)(ii) through Section 11.2(a)(iv), inclusive, and Section 11.2(b), shall not exceed such Selling Shareholder’s Majority Shareholder Closing Consideration or Minority Shareholder Closing Consideration plus any amounts that Parent and Purchaser are entitled to retain pursuant to Section 11.7(b) (for each Selling Shareholder, his, her or its “Maximum Cap”); provided, however, each Selling Shareholder’s liability for Fraud committed by such individual Selling Shareholder (“Individual Fraud”) shall not be subject to the Maximum Cap; provided, further, no Selling Shareholder shall be directly liable for the Individual Fraud of any other Selling Shareholder, except to the extent set forth Section 11.2(a)(iv).  For the avoidance of doubt, the General Cap, on the one hand, shall be inclusive of the Maximum Cap, on the other hand, and shall not be applied cumulatively.

(d)Order of Recovery.  From and after the Effective Time, any indemnification to which any of the Purchaser Indemnitees are entitled under this Agreement as a result of any Damages shall be satisfied as follows, the Purchaser Indemnitees shall seek to recover amounts in respect of such claims (i) first, by recouping (A) an amount equal to the Majority Shareholder’s Pro Rata Share of such Damages via reduction of the principal amount of the Majority Shareholder Note and (B) an amount equal to the Minority Shareholders’ aggregate Pro Rata Share of such Damages from the Escrow Funds until the Escrow Account is exhausted or released pursuant to the terms of the Escrow Agreement, (ii) second, if the Majority Shareholder Note and/or the Escrow Funds are not sufficient to pay the entire amount of the Majority Shareholder’s Pro Rata Share or the Minority Shareholders’ aggregate Pro Rata Share, respectively, of any such claim for indemnification, then from the R&W Policy to the extent such Damages are covered by the R&W Policy and exceed the remaining retention under the R&W Policy, and (iii) finally, to the extent the Damages exceed the principal amount of the Majority Shareholder Note and/or Escrow Funds, as applicable, the remaining retention under the R&W Policy, and coverage available under the R&W Policy with respect thereto, then directly from the Selling Shareholders in accordance with (x) each such Selling Shareholder’s Pro Rata Share and (y) the limitations set forth in this Section 11.3; provided, however, notwithstanding anything in this Section 11.3(d) to the contrary, any of the Purchaser Indemnitees shall be entitled to immediately seek recovery directly from a Selling Shareholder with respect to such Selling Shareholder’s Individual Fraud. No Purchaser Indemnitee shall recoup any Damages from the Escrow Funds except in accordance with the terms of this Agreement and the Escrow Agreement. Other than in the case of Fraud, to the extent that any of the Purchaser Indemnitees could reasonably expect to recoup any Damages indemnifiable hereunder from either the R&W Policy or the Selling Shareholders (including by recourse against the Escrow Funds), Parent and Purchaser shall, and shall cause the other Purchaser Indemnitees to, use its and their reasonable best efforts to recover from the R&W Policy any such Damages that could reasonably be covered by the R&W Policy.

(e)The amount of Damages for any indemnification claim pursuant to this Agreement shall be net of (i) any third-party insurance proceeds (other than in respect of the R&W Policy) actually received by any of the Purchaser Indemnitees (net of any costs of collection, deductible, retroactive or prospective premium adjustment, reimbursement obligation or other cost related to the insurance claim in respect of Damages) as a direct result of such Damages, (ii) the amount of any net Tax benefit actually realized by any of the Purchaser Indemnitees in respect of such Damages in the taxable year such Damages are actually paid or any previous taxable year, as calculated on a with and without basis, and (iii) the amount of any indemnification, contribution and other payment proceeds actually recovered by any of the Purchaser Indemnitees from a third party directly related to such Damages, net of any reasonable costs associated with obtaining such proceeds. The Purchaser Indemnitees shall seek full recovery under all insurance policies covering any Damages to the same extent as they would if such Damages were not subject to indemnification hereunder, and the Purchaser Indemnitees shall not terminate or cancel any insurance policies in effect for periods prior to the Closing Date without replacing them with reasonable equivalent coverage. In the event that an insurance recovery (other than in respect of the R&W Policy) is made by the Purchaser Indemnitees with respect to any Damages for which any such Person has been indemnified hereunder, then, subject to the rights of the insurers under the R&W Policies, a refund (net of any costs of collection, deductible, retroactive or prospective premium adjustment, reimbursement obligation or other cost related to the insurance claim in respect of Damages) shall be made promptly via increase of the principal amount of the Majority Shareholder Note or payment to the Escrow Account or the Selling Shareholders (in accordance with their respective Pro Rata Share), but only to the extent the recovery from all sources with respect to such Damages exceeds the Purchaser Indemnitees actual Damages as applicable.

(f)Notwithstanding anything to the contrary contained in this Agreement, no Purchaser Indemnitee shall have any right to seek or obtain indemnification under this Agreement for any Damages, and such Damages shall not be included in meeting the Basket Amount in Section 11.3(a), to the extent the liability related to such Damages has been specifically included as a reduction to the calculation of the Purchase Price as finally determined.

(g)Notwithstanding anything to the contrary contained in this Agreement, any qualifications in the representations, warranties and covenants of the Company in this Agreement with respect to a Material Adverse Effect, materiality, material or similar terms will not have any effect with respect to the calculation of the amount of any Damages pursuant to this Agreement or in determining whether a breach has occurred.

(h)Notwithstanding anything to the contrary in this Agreement, the Selling Shareholders shall not be liable for: (i) any Taxes of the Acquired Companies incurred on the Closing Date after the Closing that are outside the ordinary course of business of the Acquired Companies consistent with past practices (unless otherwise contemplated by this Agreement); (ii) any Taxes resulting from a breach by the Company or its Subsidiaries of a representation or warranty contained in Section 2.14 attributable to the Post-Closing Tax Period (other than Taxes resulting from or attributable to a breach of a representation or warranty contained in Sections 2.14(c), (d), (h) or (k)); (iii) any Taxes resulting from an election made under Code Section 338, Section 336 or under any comparable provisions of any other state, local or foreign laws; (iv) the amount, value or condition of, or any limitations on, any Tax asset or attribute of the Acquired Companies (e.g., net operating loss or net operating carryforward or Tax credits), including the ability of Parent, Purchaser or any of its Affiliates to utilize such Tax assets or Tax attributes after the Closing Date; or (v) any Taxes to the extent the liability related to such Taxes has been included in Indebtedness or otherwise taken into account as a reduction to the calculation of the Purchase Price as finally determined.

(i)Notwithstanding anything to the contrary contained in this Agreement, no Purchaser Indemnitee shall have any obligation to seek or obtain indemnification under the R&W Policy in respect of Company Fraud or Individual Fraud.

11.4No Contribution

.  No Selling Shareholder shall have any right of contribution, right of indemnity, advancement of expenses, right of subrogation or other right or remedy against the Company, Parent or Purchaser in connection with any indemnification obligation to which such Selling Shareholder may become subject under or in connection with this Agreement or any other agreement, document or instrument delivered to Parent or Purchaser in connection with this Agreement; provided, however, this Section 11.4 shall not limit the rights of a Company D&O Indemnified Party pursuant to Section 6.7 in connection with any claim brought by a Person (other than any Purchaser Indemnitee) against such Company D&O Indemnified Party in his or her capacity as an officer, director, employee or agent of the Company; provided, further, that the preceding proviso shall in no event limit the liability of any Selling Shareholder (including an Selling Shareholder that is a Company D&O Indemnified Party) under this Section 11. Effective as of the Closing, the Sellers’ Representative, on behalf of itself and each Selling Shareholder, and each Selling Shareholder expressly waives and releases any and all rights of subrogation, contribution, advancement, indemnification or other claim against Parent, Purchaser or the Company.

11.5Claim Procedures

.  Any claim for indemnification, compensation or reimbursement pursuant to Section 11 shall be brought and resolved exclusively as follows:

(a)If any Purchaser Indemnitee has or claims in good faith to have paid or incurred, or believes in good faith that it may be required to pay or incur, Damages for which it is or may be entitled to indemnification, compensation or reimbursement under this Section 11 or for which it is or may otherwise be entitled to a monetary remedy relating to this Agreement or any of the transactions contemplated hereby, such Purchaser Indemnitee may deliver a claim notice (a “Claim Notice”) to the Sellers’ Representative. Each Claim Notice shall:  (i) contain a brief description of the facts and circumstances supporting the Purchaser Indemnitee’s claim and (ii) if practicable, contain a non-binding, preliminary, good faith estimate of the amount to which the Purchaser Indemnitee might be entitled (the aggregate amount of such estimate, as it may be modified by the Purchaser Indemnitee in good faith from time to time, being referred to as the “Claimed Amount”). A Claim Notice may be updated and amended from time to time by the Purchaser Indemnitee by delivering an updated or amended Claim Notice to the Sellers’ Representative, so long as the delivery of the original Claim Notice is made within the applicable claims period and such update or amendment asserts a basis for liability or Damages related to the underlying facts and circumstances set forth in such original Claim Notice and all claims for Damages properly set forth in the original Claim Notice or any update or amendment thereto shall remain outstanding until such claims have been finally resolved or satisfied, notwithstanding the expiration of such claims period.

(b)During the thirty (30)-day period commencing upon receipt by the Sellers’ Representative of a Claim Notice from a Purchaser Indemnitee (the “Dispute Period”), the Sellers’ Representative may deliver to the Purchaser Indemnitee a written response (the “Response Notice”) in which the Sellers’ Representative:  (i) agrees that the full Claimed Amount is owed to the Purchaser Indemnitee; (ii) agrees that part, but not all, of the Claimed Amount is owed to the

Purchaser Indemnitee; or (iii) indicates that no part of the Claimed Amount is owed to the Purchaser Indemnitee. If the Response Notice is delivered in accordance with clause “(ii)” or clause “(iii)” of the preceding sentence, the Response Notice shall also contain a brief description of the facts and circumstances supporting the Sellers’ Representative’s claim that only a portion or no part of the Claimed Amount is owed to the Purchaser Indemnitee, as the case may be. Any part of the Claimed Amount that is not agreed to be owed to the Purchaser Indemnitee pursuant to the Response Notice (or the entire Claimed Amount, if the Sellers’ Representative asserts in the Response Notice that no part of the Claimed Amount is owed to the Purchaser Indemnitee) is referred to herein as the “Contested Amount” (it being understood that the Contested Amount shall be modified from time to time to reflect any good faith modifications by the Purchaser Indemnitee to the Claimed Amount). If a Response Notice is not received by the Purchaser Indemnitee from the Sellers’ Representative prior to the expiration of the Dispute Period, then the Sellers’ Representative shall be conclusively deemed to have agreed that an amount equal to the full Claimed Amount is due and payable to the Purchaser Indemnitee.

(c)If the Sellers’ Representative in its Response Notice agrees that the full Claimed Amount is owed to the Purchaser Indemnitee, or if no Response Notice is received by the Purchaser Indemnitee from the Sellers’ Representative prior to the expiration of the Dispute Period, then, subject to the limitations specified in this Section 11: (i) the principal amount of the Majority Shareholder Note shall immediately be reduced by an amount equal to the Majority Shareholder’s Pro Rata Share of such Claimed Amount, (ii) Purchaser and the Sellers’ Representative shall, within five (5) Business Days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period, jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to pay an amount equal to the Minority Shareholders’ aggregate Pro Rata Share of the Claimed Amount to the Purchaser Indemnitee from the Escrow Account; and (iii) if the principal amount of the Majority Shareholder Note and/or the Escrow Funds are insufficient to cover the Majority Shareholder’s Pro Rata Share or the Minority Shareholders’ aggregate Pro Rata Share, respectively, of the full Claimed Amount, then, subject to the limitations contained in Section 11.3, each applicable Selling Shareholder shall pay, and the Sellers’ Representative shall instruct each such Selling Shareholder to pay, within ten (10) Business Days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period, such Selling Shareholder’s Pro Rata Share of the amount of such deficiency to the Purchaser Indemnitee.

(d)If the Sellers’ Representative delivers a Response Notice to the Purchaser Indemnitee during the Dispute Period agreeing that part, but not all, of the Claimed Amount is owed to the Purchaser Indemnitee (the “Agreed Amount”), then, subject to the limitations specified in this Section 11: (i) the principal amount of the Majority Shareholder Note shall immediately be reduced by an amount equal to the Majority Shareholder’s Pro Rata Share of such Agreed Amount; (ii) Purchaser and the Sellers’ Representative shall, within five (5) Business Days following the delivery of such Response Notice, jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to pay an amount equal to the Minority Shareholders’ aggregate Pro Rata Share of the Agreed Amount to the Purchaser Indemnitee from the Escrow Account; and (iii) if the principal amount of the Majority Shareholder Note and/or the Escrow Funds are insufficient to cover the Majority Shareholder’s Pro Rata Share or the Minority Shareholders’ Aggregate Pro Rata Share, respectively, of the Agreed Amount, then, subject to the limitations contained in Section 11.3, each applicable Selling Shareholder shall pay, and the Sellers’

Representative shall instruct each such Selling Shareholder to pay, within ten (10) Business Days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period, such Selling Shareholder’s Pro Rata Share of the amount of such deficiency to the Purchaser Indemnitee.

(e)If the Sellers’ Representative delivers a Response Notice to the Purchaser Indemnitee during the Dispute Period expressly stating that there is a Contested Amount, the Sellers’ Representative and the Purchaser Indemnitee shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Sellers’ Representative and the Purchaser Indemnitee resolve such dispute, such resolution shall be binding on the Sellers’ Representative, the Selling Shareholders and such Purchaser Indemnitee, and a settlement agreement stipulating the amount owed to such Purchaser Indemnitee (the “Stipulated Amount”) shall be signed by such Purchaser Indemnitee and the Sellers’ Representative. If the Sellers’ Representative and the Purchaser Indemnitee do not resolve such dispute within such thirty-day period, then the Sellers’ Representative may, within five (5) Business Days following the end of such thirty-day period, seek judicial determination of such Contested Amount in accordance with Section 12.8. Within five (5) Business Days following the earliest of (i) the execution of such settlement agreement, or such earlier date as may be set forth in the settlement agreement, (ii) the expiration of the five (5) Business Day-period in the immediately preceding sentence or (iii) a final, non-appealable determination of the Contested Amount by a court of competent jurisdiction (each such date described in clauses (i), (ii) and (iii), the “Contested Amount Payment Date”), (A) the principal amount of the Majority Shareholder Note shall automatically be reduced by (1) in the case of a Contested Amount Payment Date described in clause (i), the Majority Shareholder’s Pro Rata Share of the Stipulated Amount, (2) in the case of a Contested Amount Payment Date described in clause (ii), the Majority Shareholder’s Pro Rate Share of the Contested Amount or (3) in the case of a Contested Amount Payment Date described in clause (iii), the Majority Shareholder’s Pro Rata Share of the applicable amount determined by such court of competent jurisdiction, and (B) Purchaser and the Sellers’ Representative shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release (1) in the case of a Contested Amount Payment Date described in clause (i), the Minority Shareholders’ aggregate Pro Rata Share of the Stipulated Amount, (2) in the case of a Contested Amount Payment Date described in clause (ii), the Minority Shareholders’ aggregate Pro Rata Share of the Contested Amount or (3) in the case of a Contested Amount Payment Date described in clause (iii), the Minority Shareholders’ aggregate Pro Rata Share of the applicable amount determined by such court of competent jurisdiction, in each case of clause (B)(1), (B)(2) and (B)(3), to the Purchaser Indemnitee from the Escrow Account (to the extent of the Escrow Funds). If the principal amount of the Majority Shareholder Note and/or the Escrow Funds are insufficient to cover the Majority Shareholder’s Pro Rata Share or Minority Shareholders’ aggregate Pro Rata Share, respectively of the full Stipulated Amount, Contested Amount or the amount determined by a court of competent jurisdiction, as applicable, then, subject to the limitations contained in Section 11.3, each applicable Selling Shareholder shall pay, and the Sellers’ Representative shall instruct each such Selling Shareholder to pay, within ten (10) Business Days following the execution of such settlement agreement, or such shorter period of time as may be set forth in the settlement agreement, such Selling Shareholder’s Pro Rata Share of the amount of such deficiency to the Purchaser Indemnitee.

(f)Within three (3) Business Days after the Expiration Date, Parent and Purchaser will notify the Sellers’ Representative in writing of the amount that Parent and Purchaser determine in good faith to be reasonably necessary to serve as security for all claims for indemnification, compensation or reimbursement that have been asserted, but not resolved on or prior to 11:59 p.m. (Pacific time) on the Expiration Date (each such claim a “Continuing Claim” and such amount, the “Retained Escrow Amount”). Within ten (10) Business Days following the Expiration Date, Purchaser and the Sellers’ Representative shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release from the Escrow Account to the Exchange Agent for distribution to the Selling Shareholders, an amount in the aggregate equal to (i) the Escrow Funds as of the Expiration Date (as reduced from time to time pursuant to the terms of this Agreement) minus (ii) the Retained Escrow Amount, with each Minority Shareholder to receive a portion thereof equal to the product obtained by multiplying (A) the amount to be so released by (B) such Minority Shareholder’s Minority Pro Rata Share.

(g)Following the Expiration Date, within five (5) Business Days after final resolution and payment of a Continuing Claim, Purchaser and the Sellers’ Representative shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release from the Escrow Account to the Exchange Agent for distribution to the Minority Shareholders, an amount in the aggregate equal to (i) the amount held in the Escrow Account as of the date of such resolution and payment minus (ii) the amounts that Parent and Purchaser determine in good faith to be necessary to satisfy other Continuing Claims (which amounts will continue to be held in the Escrow Account), with each Minority Shareholder to receive a portion thereof equal to the product obtained by multiplying (A) the amount to be so released by (B) such Minority Shareholder’s Minority Pro Rata Share.

11.6Defense of Third-Party Claims

.  In the event of the assertion or commencement by any Person (other than Parent, Purchaser or any of their Affiliates) of any claim or Legal Proceeding (whether against the Company, Parent, Purchaser or any other Person) with respect to which any Selling Shareholder may become obligated to hold harmless, indemnify, compensate or reimburse any Purchaser Indemnitee pursuant to Section 11 (a “Third-Party Claim”) Parent and Purchaser shall have the right, in their sole discretion and at their election, to proceed with the defense of such Third-Party Claim on their own with reputable counsel. If Parent and Purchaser so proceed with the defense of any such Third-Party Claim:

(a)The Sellers’ Representative and each Selling Shareholder shall make available to Parent and Purchaser any documents and materials in its possession or control that may be necessary to the defense of such Third-Party Claim.

(b)Parent and Purchaser shall have the right in their sole discretion to settle, adjust, resolve or compromise such Third-Party Claim without the consent of the Sellers’ Representative; provided, however, the costs and expenses incurred by a Purchaser Indemnitee in connection with the investigation, negotiation, settlement, adjustment, resolution or compromise of such Third-Party Claim (including the expenses of outside counsel, other professionals’ and experts’ fees and court or arbitration costs) shall not be included in the Damages for which a Purchaser Indemnitee is entitled to indemnification pursuant to such Third-Party Claim and such costs and expenses shall not constitute Damages subject to indemnification under this Section 11 unless the Parties agree or it is ultimately determined that such Third-Party Claim itself is indemnifiable under this Agreement; provided, further, no settlement, adjustment, resolution or compromise of a Third-Party Claim shall be determinative of the existence or amount (other than Damages awarded pursuant to a final judgment) of any Damages incurred by the Purchaser Indemnitee in connection with such Third-Party Claim or whether the Purchaser Indemnitee is entitled to indemnification pursuant to this Agreement in connection with such Third-Party Claim unless the Sellers’ Representative has consented in writing to such settlement or resolution (it being understood that if Parent and Purchaser request that the Sellers’ Representative consent to a settlement, adjustment or compromise, the Sellers’ Representative shall not unreasonably withhold or delay such consent). With respect to each such Third-Party Claim that Parent and Purchaser are defending, Parent and Purchaser shall make available to the Sellers’ Representative copies of complaints, pleadings, material notices and material third party communications, subject to execution by the Sellers’ Representative of Parent’s and/or Purchaser’s standard form of nondisclosure agreement, and Parent and Purchaser shall keep the Sellers’ Representative reasonably informed with respect to all material developments related to such Third-Party Claim; provided, however, Parent and Purchaser shall have no obligation to provide any of the foregoing if (1) providing any of such information would cause any loss of any attorney-client privilege, attorney work product privilege or any other legal privilege; (2) any of such information is subject to any confidentiality obligation that prohibits Parent and Purchaser from sharing such information with the Sellers’ Representative; or (3) with respect to any claim or Legal Proceeding with a Governmental Body only, Parent and Purchaser reasonably determine that any of such information should remain confidential and should not be provided to the Sellers’ Representative.

(c)If Parent and Purchaser do not elect to proceed with the defense of any such Third-Party Claim, the Sellers’ Representative may proceed with the defense of such Third-Party Claim with counsel reasonably satisfactory to Parent and Purchaser; provided, however, the Sellers’ Representative may not settle, adjust or compromise any such Third-Party Claim without the prior written consent of Parent and Purchaser (which consent may not be unreasonably withheld or delayed).

(d)Parent and Purchaser shall give the Sellers’ Representative prompt notice after discovery thereof of the commencement of any such Third-Party Claim against Parent and Purchaser or any other Purchaser Indemnitee; provided, however, any failure on the part of Parent and Purchaser to so notify the Sellers’ Representative shall not limit any of the obligations of the Selling Shareholders under this Section 11 (except to the extent such failure materially prejudices the defense of such Third-Party Claim).

11.7Offset Rights

.

(a)Subject to the limitations specified in this Section 11, the Purchaser Indemnitees may retain a portion of any interest or principal to be paid pursuant to the Majority Shareholder Note as an offset against: (i) any indemnification obligation of the Majority Shareholder owed to a Purchaser Indemnitee pursuant to this Section 11; or (ii) any Purchase Price Overpayment owed to Parent and Purchaser pursuant to Section 1.6(b).

(b)Subject to the limitations specified in this Section 11, the Purchaser Indemnitees may, for a given Selling Shareholder, offset against his, her or its Earn-Out Cash Allocation (2021) and/or Earn-Out Cash Allocation (2022), as applicable: (i) any indemnification obligation of a Selling Shareholder owed to a Purchaser Indemnitee pursuant to this Section 11; or (ii) the portion of any Purchase Price Overpayment owed to Parent and Purchaser by such Selling Shareholder pursuant to Section 1.6(b).

11.8Exclusive Remedy

.  Except for (a) claims against a given Selling Shareholder for his, her or its Individual Fraud and (b) non-monetary equitable remedies, from and after the Effective Time the rights to indemnification, compensation and reimbursement set forth in this Section 11 shall be the sole and exclusive remedy of the Purchaser Indemnitees relating to any breach of this Agreement or the Company Closing Certificate required to be delivered by the Company hereunder.  For clarity, nothing in this Agreement shall be construed to limit claims by any Person against a given Selling Shareholder under any Transaction Document (other than this Agreement) executed by such Selling Shareholder in connection with the transactions contemplated by this Agreement.

11.9Exercise of Remedies Other Than by Parent and Purchaser

.  No Purchaser Indemnitee (other than Parent and Purchaser or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless Parent and Purchaser (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.

11.10Tax Treatment of Indemnity Payments

. The Parties agree to report each indemnification payment made in respect of any Damages as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by applicable Legal Requirements.

12.Miscellaneous Provisions

12.1Sellers’ Representative

.

(a)By their approval of the execution and delivery of this Agreement and without any further action of any of the Selling Shareholders or the Company, each Selling Shareholder irrevocably appoints, authorizes and directs the Sellers’ Representative to act as the sole representative, exclusive agent, proxy, and attorney-in-fact for such Selling Shareholder for all purposes under this Agreement including the ability to bind the Selling Shareholders in accordance with this Agreement and the full power and authority on the Selling Shareholders’ behalf (i) to negotiate disputes arising under, or relating to, this Agreement, the Consideration Spreadsheet and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith, (ii) to direct the disbursement to the Selling Shareholders of, any funds on behalf of the Selling Shareholders under this Agreement, the Consideration Spreadsheet or otherwise, (iii) to execute and deliver any amendment or waiver to this Agreement, the Consideration Spreadsheet and the other agreements, instruments, and documents contemplated hereby or thereby or executed in connection herewith or therewith, (iv) to exercise in its discretion, all rights and powers expressly conferred on the Sellers’ Representative hereunder, and (v) to take all other actions to be taken by or on behalf of the Selling Shareholders in connection with this Agreement, the Consideration Spreadsheet, the Escrow Agreement, the Sellers’ Representative Engagement Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith or therewith. The Selling Shareholders, by approving this Agreement, further agree that such exclusive agency and proxy, and the powers, immunities and rights to indemnification granted to the Sellers’ Representative Group hereunder: (i) are coupled with an interest, are therefore irrevocable without the consent of the Sellers’ Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Selling Shareholder; and (ii) shall survive the delivery of an assignment by any Selling Shareholder of the whole or any fraction of his, her or its interest in the Escrow Funds. All decisions and actions by the Sellers’ Representative under this Agreement, the Escrow Agreement or the Sellers’ Representative Engagement Agreement shall be binding upon all Selling Shareholders and their successors as if expressly confirmed and ratified in writing by the Selling Shareholders, and no Selling Shareholder shall have the right to object, dissent, protest or otherwise contest the same. The Sellers’ Representative shall have no duties or obligations hereunder except those set forth herein, in the Escrow Agreement and in the Sellers’ Representative Engagement Agreement and such duties and obligations shall be determined solely by the express provisions of those agreements, and for purposes of clarity, there are no obligations of the Sellers’ Representative in any ancillary agreement, schedule, exhibit or the Disclosure Schedule. In addition, the Sellers’ Representative shall have all such incidental powers as may be necessary or desirable to carry into effect the provisions of this Section 12.1, including, at the expense of the Selling Shareholders, to retain attorneys, accountants and other advisors to assist it in the performance of its duties, and/or the exercise of its rights and powers, hereunder. The Sellers’ Representative may resign at any time and may be removed or replaced by a majority vote of the Advisory Group. The immunities and rights to indemnification shall survive the resignation or removal of the Sellers’ Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement. The Sellers’ Representative shall be entitled to (i) rely upon the Consideration Spreadsheet, (ii) rely upon any signature believed by it to be genuine and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Selling Shareholder or other party.

(b)Certain Selling Shareholders have entered into an engagement agreement (the “Sellers’ Representative Engagement Agreement”) with the Sellers’ Representative to provide direction to the Sellers’ Representative in connection with its services under this Agreement, the Escrow Agreement and the Sellers’ Representative Engagement Agreement (such Selling Shareholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Sellers’ Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Sellers’ Representative Group”), shall be liable to any Selling Shareholder for any action or failure to act in connection with the acceptance or administration of the Sellers’ Representative’s responsibilities hereunder, under the Escrow Agreement or under the Sellers’ Representative Engagement Agreement, unless and only to the extent such action or failure to act constitutes gross negligence or willful misconduct. The Selling Shareholders shall indemnify, defend and hold harmless the Sellers’ Representative Group from and against any and all losses, claims, damages, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement (collectively, the “Sellers’ Representative Expenses”) incurred without gross negligence or willful misconduct on the part of the Sellers’ Representative and arising out of or in connection with the acceptance or administration of its duties hereunder, under the Escrow Agreement or under the Sellers’ Representative Engagement Agreement. Such Sellers’ Representative Expenses may be recovered first, from the Expense Fund, second, from any distribution of the Escrow Funds otherwise distributable to the Selling Shareholders at the time of distribution, and third, directly from the Selling Shareholders. The Selling Shareholders acknowledge that the Sellers’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement, the Sellers’ Representative Engagement Agreement or the transactions contemplated hereby or thereby.  Furthermore, the Sellers’ Representative shall not be required to take any action unless the Sellers’ Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Sellers’ Representative against the costs, expenses and liabilities which may be incurred by the Sellers’ Representative in performing such actions.

(c)Upon the Closing, Parent shall, or shall cause Purchaser to, wire to the Sellers’ Representative US$500,000 (the “Expense Fund Amount”).  The Expense Fund Amount shall be held by the Sellers’ Representative in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Sellers’ Representative for any Sellers’ Representative Expenses incurred pursuant to this Agreement, the Escrow Agreement or any Sellers’ Representative Engagement Agreement, or (ii) as otherwise determined by the Advisory Group (the “Expense Fund”). The Sellers’ Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct.  The Sellers’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund and has no tax reporting or income distribution obligations.  The Selling Shareholders will not receive any interest on the Expense Fund and assign to the Sellers’ Representative any such interest.  Subject to Advisory Group approval, the Sellers’ Representative may contribute funds to the Expense Fund from any consideration otherwise distributable to the Selling Shareholders. As soon as reasonably determined by the Sellers’ Representative that the Expense Fund is no longer required to be withheld, the Sellers’ Representative shall distribute the remaining Expense Fund Amount (if any) to the Escrow Agent, the Exchange Agent and/or Parent or Purchaser, as applicable, for further distribution to the Selling Shareholders.  For Tax purposes, the Expense Fund Amount (including any additions thereto following approval by the Advisory Group) shall be treated as consideration received by the Selling Shareholders in exchange for the Distributed Interests at the time of Closing.

12.2Further Assurances

.  Each Party shall execute and cause to be delivered to each other Party such instruments and other documents, and shall take such other actions, as such other Party may reasonably request (prior to, at or after the Closing), for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement; provided that the obligations set forth in this Section 12.2 shall not serve to increase or modify any of the obligations set forth elsewhere in this Agreement.

12.3Fees and Expenses

.  Each Party shall bear and pay all fees, costs and expenses that have been incurred or that are incurred in the future by such Party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such Party in connection with or by virtue of:  (a) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement; (b) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this

Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions; and (c) the consummation of the transactions contemplated by this Agreement; provided, however, notwithstanding the foregoing, Parent shall, or shall cause Purchaser to, pay all fees and expenses incurred (i) in obtaining the R&W Policy in accordance with Section 6.8 and (ii) in connection with any antitrust filings required to be made pursuant to Section 6.1(a) under the HSR Act and the other applicable antitrust laws set forth on Schedule 8.3.

12.4Attorneys’ Fees

.  If any action, suit or other Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any Party, the prevailing Party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing Party may be entitled).

12.5Notices

.  Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received:  (a) if delivered by hand, when delivered; (b) if sent by email or facsimile transmission before 11:59 p.m. (recipient’s time) on the day sent by email or facsimile; (c) if sent by registered, certified or first class mail, the third (3rd) Business Day after being sent; and (d) if sent by overnight delivery via a national courier service, one (1) Business Day after being sent, in each case to the address or facsimile telephone number, as applicable, set forth beneath the name of such Party below (or to such other address or facsimile telephone number, as applicable, as such Party shall have specified in a written notice given to the other Parties); provided, however, in the case of each of the foregoing clauses “(b)” and “(c)”, any notice or other required or permitted communication provided via email or facsimile transmission shall be deemed properly delivered, given and received as of the date set forth in such clause only if such notice or other communication is also sent by one of the methods set forth in clauses “(a)”, “(d)” or “(e)” within one (1) Business Day of the date such notice is sent pursuant to clause “(b)” or “(c)”; provided, further, with respect to notices deliverable to the Sellers’ Representative, such notices shall be delivered solely via email or facsimile:

If to Parent or Purchaser:

Primerica, Inc.

1 Primerica Parkway
Duluth, GA 30099

Attention: Ben Rogers, Executive Vice President & General Counsel

Facsimile: (470) 564-7202
Email: ben.rogers@primerica.com

and with a copy (which shall not constitute notice) to:

Sidley Austin LLP
One South Dearborn
Chicago, IL 60603
Attention: Perry Shwachman and Chad Vance
Facsimile: (312) 853-7056
Email: pshwachman@sidley.com; cvance@sidley.com

If to the Company:

Etelequote Limited
c/o e-TeleQuote Insurance, Inc.

5659 Rio Vista Drive
Clearwater, FL 33760

Attention: Paulee C. Day, Esq.
Email: p.day@e-telequote.com

with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, CA 94025
Attention:  Mark W. Seneca
Facsimile: (650) 614-7401
Email:  mseneca@orrick.com

If to the Sellers’ Representative:

Fortis Advisors LLC

Attention: Notices Department (Project Elkhorn)

Facsimile: (858) 408-1843
Email: notices@fortisrep.com

12.6Headings

.  The bold-faced headings and the underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

12.7Counterparts and Exchanges by Electronic Transmission or Facsimile

.  This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf format or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

12.8Governing Law; Dispute Resolution

.

(a)Governing Law.  This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

(b)Venue.  Except as otherwise provided in Section 12.8(c), any action, suit or other Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced exclusively in the Chancery Courts of the State of Delaware (or if the Chancery Court declines to accept jurisdiction over a particular matter, any federal court located in the County of New Castle, State of Delaware) (the “Specified Courts”).

Each Party:  (i) expressly and irrevocably consents and submits to the exclusive jurisdiction of the Specified Courts in connection with any such action, suit or Legal Proceeding; (ii) agrees that he Specified Courts shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such action, suit or Legal Proceeding commenced in the Specified Courts, any claim that such Party is not subject personally to the jurisdiction of such court, that such action, suit or Legal Proceeding has been brought in an inconvenient forum, that the venue of such action, suit or other Legal Proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(c)If, and only if, the Chancery Court or federal court of the State of Delaware would not have jurisdiction over all or any portion of a Legal Proceeding based upon, arising out of or related to this Agreement or any of the transactions contemplated hereby (all or such portion of a Legal Proceeding so declined by the Chancery Court or federal of the State of Delaware, an “Arbitration Action”), the Parties agree that the Arbitration Action will be finally settled by binding arbitration in accordance with the then effective Comprehensive Arbitration Rules and Procedures of JAMS by a panel of three (3) arbitrators mutually agreeable to the Parties. If the Sellers’ Representative, on the one hand, and Parent and Purchaser, on the other, cannot mutually agree upon the selection, the arbitrators shall be selected in accordance with the rules of the then effective Comprehensive Arbitration Rules and Procedures of JAMS. To the extent not governed by such rules, such arbitrators shall be directed by the Sellers’ Representative, on the one hand, and Parent and Purchaser, on the other, to set a schedule for determination of such dispute, claim or controversy that is reasonable under the circumstances. Such arbitrators shall be directed by the Sellers’ Representative, on the one hand, and Parent and Purchaser, on the other, to determine the dispute in accordance with this Agreement and the substantive rules of law (but not the rules of procedure or evidence) that would be applied by a federal court required to apply the internal law (and not the law of conflicts) of the State of Delaware. The arbitration will be conducted in the English language in Atlanta, Georgia. Judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction. For the avoidance of doubt, nothing in this Section 12.8(c) shall prevent any Party from seeking interim injunctive relief in the Chancery Court of the State of Delaware to prevent irreparable injury pending appointment of the arbitrators pursuant to this Section 12.8.  For the avoidance of doubt, any arbitration conducted in Atlanta, Georgia will be settled by a panel of no less than three (3) arbitrators mutually agreeable to the Parties.

12.9Successors and Assigns

.  This Agreement shall be binding upon: (a) the Company and its successors and assigns (if any); (b) Parent, Purchaser and their respective successors and assigns (if any); (c) the Sellers’ Representative and its successors and assigns (if any); and (d) the Selling Shareholders and their respective successors and assigns (if any). This Agreement shall inure to the benefit of: (i) the Company; (ii) Parent; (iii) Purchaser; (iv) the Company D&O Indemnified Parties; (v) the Purchaser Indemnitees; and (v) the respective successors and assigns (if any) of the foregoing. Parent and Purchaser may freely assign any or all of its rights or obligations under this Agreement, in whole or in part, to any Affiliate of Parent, any future acquirer of the businesses of the Acquired Companies or to any lenders for collateral security purposes, in each case without obtaining the consent or approval of any other Party or of any other Person; provided, that no such assignment shall relieve Parent or Purchaser of any obligation hereunder.

12.10Remedies Cumulative; Specific Performance

.

(a)Except as expressly set forth in this Agreement, the rights and remedies of the Parties shall be cumulative (and not alternative).

(b)The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with their specified terms or otherwise breach such provisions. The Parties agree that, prior to the valid termination of this Agreement in accordance with Section 10, in the event of any breach or threatened breach by the Parties of any covenant, obligation or other provision set forth in this Agreement, each Party: (i) shall be entitled to (A) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision and (B) an injunction restraining such breach or threatened breach; and (ii) shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding. The Parties further acknowledge and agree that the foregoing right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company, on the one hand, nor Parent and Purchaser, on the other, would have entered into this Agreement. It is explicitly agreed that the Company shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s and Purchaser’s obligations to consummate the transactions contemplated by this Agreement.

(c)Any Party seeking an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to prove actual damages or inadequacy of legal remedy or provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

(d)Notwithstanding anything in this Agreement to the contrary, it is explicitly agreed that the Company shall be entitled to seek specific performance of Parent’s and Purchaser’s obligation to consummate the transactions contemplated by this Agreement in accordance with Section 1 in the event that, and only in the event that, (i) all of the conditions set forth in Section 8 have been satisfied as of the time when the Closing is required to occur pursuant to Section 1.9(a) (other than (x) those conditions that by their nature cannot be satisfied other than at the Closing, but which conditions could be satisfied (and would be satisfied) if the Closing were to occur on such date, and (y) the conditions set forth in Section 8.3, Section 8.5 and/or Section 8.6 that Parent’s and Purchaser’s breach of this Agreement has caused not to be satisfied), and the Company has irrevocably confirmed in writing that if specific performance is granted, then the Closing will occur pursuant to Section 1.9.

12.11Waiver

.  Except as expressly set forth herein, no failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

12.12Waiver of Jury Trial

.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.13Amendments

.  This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered: (a) prior to the Closing Date, by Parent and Purchaser, on the one hand, and the Company and each of the Selling Shareholders, on the other; and (b) after the Closing Date, Parent and Purchaser, on the one hand, and the Sellers’ Representative (acting exclusively for and on behalf of all of the Selling Shareholders), on the other.

12.14Severability

.  In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

12.15Parties in Interest

.  Except as set forth in Section 12.9, none of the provisions of this Agreement is intended to provide any rights or remedies to any employee, creditor or other Person other than Parent, Purchaser, the Company, the Selling Shareholders (acting through the Seller’s Representative) and their respective successors and assigns (if any).

12.16No Public Announcement

.  Neither the Company nor the Sellers’ Representative (nor any of their respective Affiliates) shall, without the approval of Parent and Purchaser, make any press release or other public announcement concerning the transactions contemplated by this Agreement.

12.17Entire Agreement

.  This Agreement and the other agreements referred to herein set forth the entire understanding of the Parties relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the Parties relating to the subject matter hereof and thereof. The Parties acknowledge and agree that, effective as of the Closing, the Confidentiality Agreement will automatically terminate and shall be null and void and of no force or effect.

12.18Disclosure Schedule

.  The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty of the Company set forth in the corresponding numbered or lettered section or subsection of this Agreement, except to the extent that (a) such information is explicitly cross-referenced in another part of the Disclosure Schedule, or (b) it is readily apparent on the face of the disclosure (without reference to or independent knowledge of any document referred to therein) that such information qualifies another representation and warranty of the Company in this Agreement. Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty of the Company made in this Agreement, unless the applicable part of the Disclosure Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. The mere listing of a document or other item in, or attachment of a copy thereof to, the Disclosure Schedule will not be deemed adequate to disclose an exception to a representation or warranty made in this Agreement (unless the representation or warranty pertains directly to the existence of the document or other item itself).

12.19Construction

.

(a)Gender; Etc.  For purposes of this Agreement, whenever the context requires:  the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b)Ambiguities.  The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)Interpretation.  As used in this Agreement: (i) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”; and (ii) the use of the word “or” shall not be exclusive. Any dollar amounts or thresholds set forth herein shall not be used as a determinative benchmark for establishing what is or is not “material” or a “Material Adverse Effect” (or words of similar import) under this Agreement.

(d)References. Except as otherwise indicated, all references in this Agreement to “Sections,” “Parts,” “Schedules” and “Exhibits” are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement.

(e)GAAP and Agreed Accounting Principles. All references to accounting terms that are not otherwise defined in this Agreement or in the Agreed Accounting Principles shall be interpreted in accordance with GAAP, unless otherwise specified, and Purchaser shall not be obligated to use any calculation required hereunder to be made by the Company to the extent such calculation was not made in accordance with the Agreed Accounting Principles or, if not referenced in the Agreed Accounting Principles, with GAAP.

12.20Protected Communications and Associated Rights

.  The Parties intend that all privileged communications at or prior to the Closing between the Company and the Selling Shareholders (collectively, the “Selling Shareholder Group”) or any of them, on the one hand, and any of their attorneys, on the other hand, relating to the negotiation of the transactions contemplated by this Agreement and any alternative transactions relating to the combination or merger of the Company or the sale of substantially all of the Company’s assets or all of its equity interests (collectively, but subject to the last sentence of this Section 12.20, the “Protected

Communications”), and all associated rights to assert, waive and otherwise administer the attorney-client privilege and right of confidentiality of any member of the Selling Shareholder Group with respect to the Protected Communications (the “Associated Rights”), shall, from and after the Closing, belong exclusively to the Selling Shareholders and the Sellers’ Representative (in its capacity as such) and shall not be transferred, assigned, conveyed or delivered, by operation of law or otherwise, to Purchaser or any of its Affiliates or any successor or assign of any of the foregoing (collectively, the “Acquiring Parties Group”). Accordingly, the Parties hereby agree that, except as otherwise set forth in this Section 12.20, as of immediately prior to the Closing, for the consideration set forth in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged: (i) all Protected Communications and Associated Rights are, and shall be deemed for all purposes, transferred, assigned, conveyed and delivered in full to the Selling Shareholders, jointly and severally, and (ii) no member of the Acquiring Parties Group shall have any right, title, interest or benefit in or to any of the Protected Communication or any Associated Rights. Notwithstanding the foregoing, in the event a dispute arises involving any Purchaser Indemnitee after the Closing, the Selling Shareholder Group may not assert any Associated Rights to prevent disclosure to any Purchaser Indemnitee of Protected Communications.

[Signature Pages Follow]

The Parties have caused this Agreement to be executed and delivered as of the date first written above.

PARENT:

PRIMERICA, INC.

By: /s/ Glenn J. Williams_______________

Name: Glenn J. Williams

Title: Chief Executive Officer

PURCHASER:

PRIMERICA NEWCO, INC.

By: /s/ Michael W. Miller_______________

Name: Michael W. Miller

Title: President

[Signature Page to Share Purchase Agreement]

The Parties have caused this Agreement to be executed and delivered as of the date first written above.

COMPANY:

ETELEQUOTE LIMITED

By: /s/ Anthony P. Solazzo______________

Name: Anthony P. Solazzo

Title: Chief Executive Officer

SELLERS’ REPRESENTATIVE:

FORTIS ADVISORS LLC

By: /s/ Ryan Simkin

Ryan Simkin

Managing Director

[Signature Page to Share Purchase Agreement]

The Parties have caused this Agreement to be executed and delivered as of the date first written above.

SELLING SHAREHOLDERS:

THE RESOURCE GROUP INTERNATIONAL LIMITED

By: /s/ Zia Chishti_____________________

Name: Zia Chishti

Title: Director

PROJECT SUNSHINE PAID LLC

By: /s/ Greg Beam_____________________

Name: Greg Beam

Title: Manager

ADIA GLOBAL LLC

By: /s/ Shuja Keen_____________________

Name: Shuja Keen

Title: Managing Partner

ASGHAR HUSAIN

/s/ Asghar Husain_____________________
Asghar Husain

CARL O’NEIL

/s/ Carl O’Neil________________________
Carl O’Neil

[Signature Page to Share Purchase Agreement]

The Parties have caused this Agreement to be executed and delivered as of the date first written above.

SELLING SHAREHOLDERS:

DARRIN CATES

/s/ Darrin Cates_______________________
Darrin Cates

DAVID B. PORCH, JR.

/s/ David B. Porch Jr.___________________
David B. Porch, Jr.

PAULEE C. DAY

/s/ Paulee C. Day______________________
Paulee C. Day

[Signature Page to Share Purchase Agreement]

The Parties have caused this Agreement to be executed and delivered as of the date first written above.

SELLING SHAREHOLDERS:

ANDREW DOUGLAS

Andrew Douglas______________________
Andrew Douglas

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

ANNA KAPOSHKO

Anna Kaposhko_______________________
Anna Kaposhko

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

ANTWONETTE CRITTON

Antwonette Critton____________________
Antwonette Critton

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

ANUM GARDEZI

Anum Gardezi________________________
Anum Gardezi

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

[Signature Page to Share Purchase Agreement]

The Parties have caused this Agreement to be executed and delivered as of the date first written above.

SELLING SHAREHOLDERS:

ARMAN PURIFICACION

Arman Purificacion____________________
Arman Purificacion

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

CATHY DUNDAS

Cathy Dundas________________________
Cathy Dundas

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

DARLENE LARKINS KELLER

Darlene Larkins Keller_________________
Darlene Larkins Keller

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

DENNIS BROWN

Dennis Brown________________________
Dennis Brown

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

[Signature Page to Share Purchase Agreement]

The Parties have caused this Agreement to be executed and delivered as of the date first written above.

SELLING SHAREHOLDERS:

FELIX DE JESUS

Felix De Jesus________________________
Felix De Jesus

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

GHULAM MURTAZA

Ghulam Murtaza______________________
Ghulam Murtaza

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

HAMZA ALLI ASHRAF

Hamza Alli Ashraf_____________________
Hamza Alli Ashraf

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

JOHN SCOTT

John Scott___________________________
John Scott

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

[Signature Page to Share Purchase Agreement]

The Parties have caused this Agreement to be executed and delivered as of the date first written above.

SELLING SHAREHOLDERS:

JOSEPH EDWARDS

Joseph Edwards_______________________
Joseph Edwards

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

MAHROZE RAZA

Mahroze Raza________________________
Mahroze Raza

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

MOHSIN NAWAZ

Mohsin Nawaz_______________________
Mohsin Nawaz

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

MUHAMMAD JUNAID JAVED

Muhammad Junaid Javed_______________
Muhammad Junaid Javed

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

[Signature Page to Share Purchase Agreement]

The Parties have caused this Agreement to be executed and delivered as of the date first written above.

SELLING SHAREHOLDERS:

RANDALL SCHULER

Randall Schuler_______________________
Randall Schuler

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

RHODA WILLIAMS

Rhoda Williams______________________
Rhoda Williams

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

ROB CHAUNCEY

Rob Chauncey________________________
Rob Chauncey

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

SOUKASEUNE NOKHAM

Soukaseune Nokham___________________
Soukaseune Nokham

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

[Signature Page to Share Purchase Agreement]

The Parties have caused this Agreement to be executed and delivered as of the date first written above.

SELLING SHAREHOLDERS:

SYED ASIR BIN KHALID

Syed Asir Bin Khalid___________________
Syed Asir Bin Khalid

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

TAMMY DUKE

Tammy Duke_________________________
Tammy Duke

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

VINCENT OWENS

Vincent Owens_______________________
Vincent Owens

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

WANDA GONZALEZ

Wanda Gonzalez______________________
Wanda Gonzalez

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

[Signature Page to Share Purchase Agreement]

The Parties have caused this Agreement to be executed and delivered as of the date first written above.

SELLING SHAREHOLDERS:

WILLIAM LARKINS

William Larkins______________________
William Larkins

By /s/ Paulee C. Day___________________

Paulee C. Day, Attorney-In-Fact

[Signature Page to Share Purchase Agreement]

EXHIBIT A

Selling Shareholders

Majority Shareholder:

The Resource Group International Limited

Minority Shareholders:

Project Sunshine Paid LLC

Adia Global LLC

Andrew Douglas

Anna Kaposhko

Antwonette Critton

Anum Gardezi

Arman Purificacion

Asghar Husain

Carl O’Neil

Cathy Dundas

Darlene Larkins Keller

Darrin Cates

David B Porch, Jr.

Dennis Brown

Felix De Jesus

Ghulam Murtaza

Hamza Alli Ashraf

John Scott

Joseph Edwards

Mahroze Raza

Mohsin Nawaz

Muhammad Junaid Javed

Paulee C. Day

Randall Schuler

Rhoda Williams

Rob Chauncey

Soukaseune Nokham

Syed Asir Bin Khalid

Tammy Duke

Vincent Owens

Wanda Gonzalez

William Larkins

EXHIBIT B

Certain Definitions

For purposes of this Agreement (including this Exhibit B):

“Accelerated Earn-Out Consideration” means: (i) zero, in the event there is no Change of Control prior to December 31, 2022; (ii) in the event there is a Change of Control subsequent to December 31, 2021 but prior to December 31, 2022, (A) $25,000,000, in the event the EBITDA Achievement Percentage (Change of Control) is greater than or equal to 100%, (B) the amount determined by multiplying (1) $25,000,000 by (2) the EBITDA Achievement Percentage (Change of Control), in the event the EBITDA Achievement Percentage (Change of Control) is greater than or equal to 85% but less than 100%, or (C) zero, in the event the EBITDA Achievement Percentage (Change of Control) is less than 85%; or (iii) in the event there is a Change of Control prior to December 31, 2021, (x) $50,000,000, in the event the EBITDA Achievement Percentage (Change of Control) is greater than or equal to 100%, (y) the amount determined by multiplying (1) $50,000,000 by (2) the EBITDA Achievement Percentage (Change of Control), in the event the EBITDA Achievement Percentage (Change of Control) is greater than or equal to 85% but less than 100%, or (z) zero, in the event the EBITDA Achievement Percentage (Change of Control) is less than 85%.

“Accounts” has the meaning set forth in Section 2.9(a).

“Acquired Assets” means all of the Company’s right, title and interest in and to any and all of the assets, properties, contracts and rights used in connection with the business of the Company and its Subsidiaries, including any Company IP Rights.

“Acquired Companies” has the meaning set forth in Recital B of this Agreement.

“Acquired Companies Distribution” has the meaning set forth in Recital C of this Agreement.

“Acquiring Parties Group” has the meaning set forth in Section 12.20.

“Acquisition Transaction” means: (i) the sale, license or disposition of all or a material portion of the business or assets of the Company or any direct or indirect Subsidiary or division of the Company (including the grant of any license to any Company IP Rights or any of its Subsidiaries, other than non-exclusive licenses for any Company Product included in the Company’s form customer agreement (that does not, as to the Intellectual Property or Intellectual Property Rights-related terms set forth in such form, deviate in any material respect from such form) and granted to customers in the ordinary course of business); (ii) the issuance, grant or disposition of (x) any share capital or other Equity Interest of the Company or any direct or indirect Subsidiary of the Company, (y) any option, call, warrant or right (whether or not immediately exercisable) to acquire any share capital or other equity security of the Company or any direct or indirect Subsidiary of the Company, or (z) any security, instrument or obligation that is or may become convertible into or exchangeable for any share capital or other Equity Interest of the Company or any direct or indirect Subsidiary of the Company; (iii) any merger, consolidation, business combination, share exchange, recapitalization, reorganization or similar transaction involving the Company or any direct or indirect Subsidiary of the Company; or (iv) any transaction that could reasonably be expected to preclude or have a material adverse effect upon the transactions contemplated by this Agreement.

“Adjustment Escrow Account” has the meaning set forth in Section 1.9(d)(ii).

“Adjustment Escrow Amount” means five million five hundred thousand dollars (US$5,500,000).

“Adjustment Escrow Contribution Amount” means, for each Selling Shareholder, an amount equal to the product obtained by multiplying (a) the Adjustment Escrow Amount by (B) such Selling Shareholder’s Pro Rata Share.

“Advisory Group” has the meaning set forth in Section 12.1(b).

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition and the Agreement, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.

“Affiliate Transaction” has the meaning set forth in Section 2.18.

“Aggregate Net Closing Cash Allocation Amount” means a cash amount equal to the sum of the Net Closing Cash Allocation amounts of all Selling Shareholders.

“Agreed Amount” has the meaning set forth in Section 11.5(d).

“Agreed Accounting Principles” means the principles, practices and methodologies set forth on Exhibit K.

“Agreement” means the Share Purchase Agreement to which this Exhibit B is attached (including the Disclosure Schedule), as it may be amended from time to time.

“Arbitration Action” has the meaning set forth in Section 12.8(c).

“Associated Rights” has the meaning set forth in Section 12.20.

“Audit Firm” has the meaning set forth in Section 1.3(d)(i).

“Audited Balance Sheet Date” has the meaning set forth in Section 2.3.

“Basket Amount” has the meaning set forth in Section 11.3(a).

“Business Data” means all business information and all Personal Data and other data (whether of employees, contractors, consultants, customers, consumers, or other Persons and whether in electronic or any other form or medium) that is accessed, collected, used, Processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by the Company or its Subsidiaries and is treated by the Company or its Subsidiaries as its confidential information.

“Business Day” means any day other than: (a) a Saturday, Sunday or federal holiday; or (b) a day on which commercial banks in Washington, D.C. or Atlanta, Georgia are authorized or required to be closed.

“Capital Stock” means any share capital of, capital stock of, or other type of equity ownership interest in, as applicable, a Person.

“Capitalization Representations” has the meaning set forth in Section 8.1.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, and all regulations and guidance issued by any Governmental Body with respect thereto, as in effect from time to time, including subsequent legislation in effect as of the date of this Agreement amending paragraph 36 of Section 7(a) of the Small Business Act (15 U.S.C. 636).

“Cash” means the amount (expressed in United States dollars) of all unrestricted and untrapped cash and cash equivalents (net of (i) any issued but uncleared wires, checks, drafts or money orders and (ii) in the case of any cash and cash equivalents held in a non-United States entity, the amount of Tax that would be payable in connection with the transfer, by dividend or otherwise, of such cash or cash equivalents to a United States entity), in each case, determined in accordance with the Agreed Accounting Principles, of the Acquired Companies and their Subsidiaries.

“Cause” means, with respect to a given employee of a Purchaser Entity (including the Continuing Employees), any of the following conduct by such employee as determined in good faith by such Purchaser Entity’s board of directors: (i) willful misconduct or gross negligence (including a material willful violation of the Purchaser Entity written corporate governance and ethics guidelines and codes of conduct provided to such employee) that causes or is likely to cause material harm to the Purchaser Entity or any of its Affiliates; (ii) habitual substance abuse; (iii) willful and continued failure (other than as a result of physical or mental incapacity) to perform the duties of such employee’s position or to follow the legal direction of such Purchaser Entity’s board of directors or a more senior executive following written notice from such Purchaser Entity’s board of directors or such employee’s immediate supervisor specifying such failure; (iv) being convicted of, or pleading guilty or nolo contendere to a felony or a crime involving moral turpitude; (v) willful theft, embezzlement or act of comparable dishonesty against such Purchaser Entity or any of its Affiliates; (vi) failure to adhere to such Purchaser Entity’s or its Affiliates’ corporate codes, policies or procedures with respect to discrimination, harassment (including sexual harassment), retaliation, or conflict of interest (including personal relationships), as in effect or amended from time to time, or engaging in any inappropriate relationship (romantic, sexual, or otherwise, and whether or not consensual) with any employee, customer, or supplier of such Purchaser Entity or any of its Affiliates (including without limitation any such relationship in which such employee has or could reasonably be regarded as having undue influence or an inherent power imbalance due to such employee’s position or otherwise); or (vii) material breach by such employee of this Agreement, which breach is not (if curable) cured by such employee within 30 days following such employee’s receipt of written notice thereof; provided, however, for purposes of this definition of “Cause,” no act or failure to act by such employee shall be considered “willful” unless it is done, or omitted to be done, without reasonable belief that such employee’s action or omission was in the best interests of such Purchaser Entity and its Affiliates; provided, further, any action or inaction of such employee taken in reliance on the advice of legal counsel shall be considered to have been taken or not taken in good faith, and not in bad faith.

“Change of Control” means, in one or more related transactions, (a) the sale of all or a majority of the assets of Purchaser or e-TeleQuote and its Subsidiaries to a non-Affiliate, (b) any merger, consolidation or acquisition of Purchaser or e-TeleQuote and its Subsidiaries with, by or into a non-Affiliate, or (c) any change in the ownership of more than fifty percent (50%) of the voting capital stock of Purchaser or e-TeleQuote and its Subsidiaries.

“Change of Control Percentage” means: (i) in the event a Change of Control occurs prior to December 31, 2021, the percentage determined by dividing (A) the number of days between January 1, 2021 and the date that is fifteen (15) days prior to the date of such Change of Control by (B) three hundred sixty five (365); or (ii) in the event a Change of Control occurs after December 31, 2021 but prior to December 31, 2022, the percentage determined by dividing (x) the number of days between January 1, 2022 and the date that is fifteen (15) days prior to the date of such Company Change of Control by (B) three hundred sixty five (365).

“Claims” has the meaning set forth in Section 6.10(a)(ii).

“Claim Notice” has the meaning set forth in Section 11.5(a).

“Claimed Amount” has the meaning set forth in Section 11.5(a).

“Closing” has the meaning set forth in Section 1.9(a).

“Closing Cash” means the amount of Cash as of the Effective Time.

“Closing Cash Allocation” means, for each Selling Shareholder, the amount determined by multiplying (A) the number of such Selling Shareholder’s Eligible Shares by (B) the Per Share Closing Consideration.

“Closing Date” has the meaning set forth in Section 1.9(a).

“Closing Indebtedness” means the aggregate amount of outstanding Indebtedness as of the Effective Time.

“Closing Statement” has the meaning set forth in Section 1.5(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Shares” has the meaning set forth in Recital A of this Agreement.

“Company” has the meaning set forth in the introductory paragraph of this Agreement.

“Company Closing Certificate” has the meaning set forth in Section 1.9(c)(v).

“Company Contract” means any Contract:  (a) to which the Company or any of its Subsidiaries is a party; (b) by which the Company, any of its Subsidiaries or any of their respective assets is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company any of its Subsidiaries has or may acquire any right or interest.

“Company Cure Period” has the meaning set forth in Section 10.1(d).

“Company D&O Indemnified Party” has the meaning set forth in Section 6.7(a).

“Company Employee Plan” means any plan, program, policy, practice, agreement, Contract or arrangement, whether written or unwritten, providing benefits or compensation, that is sponsored or maintained by the Company or any of its Subsidiaries or the Majority Shareholder or to which the Company or any of its Subsidiaries or the Majority Shareholder, contributes or is obligated to contribute, is a party, or otherwise has any actual or contingent Liability (including by reason of being or having been an ERISA Affiliate with any other Entity), including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA or any employee pension benefit plan within the meaning of Section 3(2) of ERISA (in each case, whether or not such plan is subject to ERISA), or any bonus, incentive, deferred compensation, pension, retirement, supplemental retirement, profit sharing, vacation, paid time off, sick leave, insurance, welfare, supplemental unemployment, retention, stock purchase, equity, stock option or other equity-related award, severance, termination pay, employment, consulting, change of control or fringe benefit plan, program, policy, practice, agreement, arrangement, or Contract.

“Company Financial Statements” has the meaning set forth in Section 2.3.

“Company Fraud” has the meaning set forth in Section 11.2(a)(iv).

“Company IP Agreements” has the meaning set forth in Section 2.9(b).

“Company IP Rights” has the meaning set forth in Section 2.9(b).

“Company IT Assets” has the meaning set forth in Section 2.9(i).

“Company Leases” has the meaning set forth in Section 2.8.

“Company Privacy Policies” means any (a) internal or external past or present data protection, data usage, data privacy policies of the Company or its Subsidiaries, (b) public statements, representations, obligations, promises, commitments relating to privacy or the Processing of Personal Data and (c) policies and obligations applicable to the Company or its Subsidiaries as a result of any certification relating to privacy or the Processing of Personal Data.

“Company Products” means all Software and other products that the Company or any of its Subsidiaries currently sells, licenses, maintains or otherwise provides to any other Person.

“Company Properties” has the meaning set forth in Section 2.8.

“Company Returns” has the meaning set forth in Section 2.14(a).

“Company Restricted Share Plan” means the Company’s 2019 Restricted Share Plan.

“Company Shares” has the meaning set forth in Recital A of this Agreement.

“Company Transaction Expenses” means the aggregate amount of all out-of-pocket fees, costs, expenses, payments, expenditures or Liabilities, incurred by or on behalf of the Company and its Subsidiaries in connection with the negotiation, preparation or execution of this Agreement or any documents or agreements contemplated hereby or the performance or consummation of the transactions contemplated hereby, or in connection with any potential Acquisition Transaction undertaken prior to the date hereof, in each case to the extent unpaid by the Company and its Subsidiaries as of the Closing, including (a) any fees and expenses associated with obtaining necessary or appropriate waivers, consents or approvals of or terminating any agreements with any Persons on behalf of the Company or its Subsidiaries, (b) any fees or expenses associated with obtaining the release and termination of any Encumbrances, (c) all brokers’ or finders’ fees, (d) fees and expenses of counsel, advisors, consultants, investment bankers, the Sellers’ Representative, accountants, auditors and experts, including any fees incurred in connection with the in-process accountants’ review of the Company’s financial statements for the period ended December 31, 2020, (e) all sale, change-of-control, “stay-around,” retention, or similar bonuses or payments to current or former directors, managers, officers, employees and other service providers of the Company or its Subsidiaries pursuant to any agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party or with respect to which the Company or any of its Subsidiaries has any Liability prior to the Closing, in each case, which is paid or payable as a result of or in connection with the transactions contemplated hereby (including single-trigger obligations and double-trigger payment obligations to Non-Continuing Employees but, for the avoidance of doubt, excluding (i) double-trigger obligations to Continuing Employees, (ii) any new severance payments provided under such new employment agreement or service agreement, as applicable, and (iii) any payments under the Special Management Incentive Plan) and the employer portion of any payroll, social security, unemployment or similar Tax imposed on such amounts, (f) any Liability of the Company or its Subsidiaries for any outstanding severance amounts owed to any former employee, all accrued or earned but unpaid employee bonuses and commissions, accrued or earned but unpaid retention payments, accrued or earned but unpaid incentive or deferred compensation arrangements, accrued or earned but unpaid profit sharing, accrued vacation and other accrued and unpaid compensation and, in each case, the employer portion of any payroll, social security, unemployment or similar Tax imposed on such amounts, (g) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of the Piper Jaffray Facility (regardless if any of such have accrued) and (h) fifty percent (50%) of the cost of the D&O Tail Policy, and any fees or expenses associated with obtaining the D&O Tail Policy. For the avoidance of doubt, any item included in “Current Liabilities”, “Indebtedness”, or “Company Transaction Expenses” shall not be included in any other of such definitions, in each case, solely to the extent such item actually decreases the Purchase Price as a result thereof (it being understood and agreed that the intent of this sentence is to avoid duplication or “double counting” of the same liability hereunder). Notwithstanding the foregoing, the items described in clauses (c), (d) and (g) of this definition shall constitute Company Transaction Expenses regardless of whether such amounts are paid or unpaid as of the Closing, and the calculation of each other component of the Purchase Price shall be adjusted accordingly to avoid duplication or “double counting” of such amounts.

“Confidentiality Agreement” has the meaning set forth in Section 5.1.

“Consent” means any approval, consent, ratification, permission, waiver, order or authorization (including any Governmental Authorization).

“Consideration Spreadsheet” has the meaning set forth in Section 6.6.

“Contaminant” includes any material, substance, chemical, gas, liquid, waste, effluent, pollutant or contaminant which, whether on its own or admixed with another, is identified or defined in or regulated by or pursuant to any Environmental Requirements or which upon release into the environment presents a danger to the environment or to the health or safety or welfare of any Person, or for which Liability or standards of conduct may be imposed under any Environmental Requirement.

“Contested Amount” has the meaning set forth in Section 11.5(b).

“Contested Amount Payment Date” has the meaning set forth in Section 11.5(c).

“Continuing Claim” has the meaning set forth in Section 11.5(f).

“Continuing Employee” means each employee of the Company or its Subsidiaries as of the Closing who remains employed by the Acquired Companies or their Subsidiaries immediately following the Closing.

“Continuous Employment Requirement (2021)” has the meaning set forth in Section 1.3(a).

“Continuous Employment Requirement (2022)” has the meaning set forth in Section 1.3(b).

“Contract” means any written, oral or other agreement (including “click-through” agreement), contract, license, sublicense, subcontract, settlement agreement, lease, understanding, arrangement, instrument, note, purchase order, warranty, insurance policy, benefit plan or other commitment or undertaking of any nature intended to be legally binding.

“Covered Person” has the meaning set forth in Section 5.9.

“COVID-19 Measure” means any law, order or directive by any Governmental Body in connection with or in response to the Coronavirus Disease 2019, including, but not limited to, the Cares Act.

“Current Assets” means, at any time, the sum of the Acquired Companies and their Subsidiaries accounts receivable due in one (1) year or less (excluding initial commissions receivable, the current portion of renewal commissions receivable, and provisions for uncollectable commissions receivables), allowance for bad debts, other receivables, prepaid bonus, prepaid commissions, prepaid course approval, prepaid expenses, employee advances, lease receivables (deposits) and un-deposited funds, all determined in accordance with the Agreed Accounting Principles. For avoidance of doubt, “Current Assets” does not include Cash or any deferred income Tax assets.

“Current Liabilities” means, at any time, the sum of all Liabilities of the Acquired Companies and their Subsidiaries (excluding (i)  initial commissions receivable, the current portion of renewal commissions receivable, and provisions for uncollectable commissions receivables and (ii) right-to-use operating lease liabilities) that would be required to be disclosed, reflected or reserved for as current liabilities on a balance sheet (or disclosed in the notes thereto) prepared in accordance with GAAP or the Agreed Accounting Principles, as applicable. For avoidance of doubt, “Current Liabilities” includes the Tax Liability Amount and does not include any deferred income Tax liabilities.  For the avoidance of doubt, any item included in “Current Liabilities”, “Indebtedness”, or “Company Transaction Expenses” shall not be included in any other of such definitions, in each case, solely to the extent such item actually decreases the Purchase Price as a result thereof (it being understood and agreed that the intent of this sentence is to avoid duplication or “double counting” of the same liability hereunder).

“D&O Tail Policy” has the meaning set forth in Section 6.7(c).

“Damages” means, with respect to any Person, all liabilities, obligations, deficiencies, demands, claims, suits, actions, or causes of action, assessments, losses, Taxes, reasonable costs and expenses (including reasonable attorneys’ fees) paid or incurred by such Person; provided, however, in no event shall Damages include (and no Person shall be entitled to recover or make a claim under this Agreement for) punitive damages, except to the extent actually awarded to a Governmental Body or other third party.

“Data Breach” means any unauthorized Processing of Company Data, any unauthorized access to the Company IT Assets, or any incident that may require notification to any Person, Government Body, or any other entity under Privacy Requirements.

“Data Processor” means a natural or legal Person, public authority, agency or other body that Processes Personal Data on behalf of or at the direction of the Company or its Subsidiaries.

“Deferred Revenues” has the meaning set forth in the Agreed Accounting Principles.

“Director and Officer Resignation” has the meaning set forth in Section 1.9(c)(iii).

“Disability” means the inability of an employee of a Purchaser Entity to perform such employee’s duties with the applicable Purchaser Entity and its Affiliates on a full-time basis for 180 days in any one-year period as a result of incapacity due to mental or physical illness.

“Disclosure Schedule” means the schedule (dated as of the date of this Agreement) delivered to Purchaser on behalf of the Company and prepared in accordance with Section 12.18 of this Agreement.

“Dispute Notice” has the meaning set forth in Section 1.5(c).

“Dispute Period” has the meaning set forth in Section 11.5(b).

“Disqualified Individual” has the meaning set forth in Section 6.4.

“Dissolution” has the meaning set forth in Section 5.14(b).

“Distributed Interests” has the meaning set forth in Recital C of this Agreement.

“Distribution Agreement” has the meaning set forth in Recital F of this Agreement.

“DOJ” has the meaning set forth in Section 6.1(a).

“Earn-Out Calculations Schedule (2021)” has the meaning set forth in Section 1.3(a)(ii).

“Earn-Out Calculations Schedule (2022)” has the meaning set forth in Section 1.3(b)(ii).

“Earn-Out Cash Allocation (2021)” means, for each Selling Shareholder: (i) the amount determined by multiplying (A) the total number of Company Shares held by such Selling Shareholder as of immediately prior to the Acquired Companies Distribution by (B) the Per Share Earn-Out Consideration (2021).

“Earn-Out Cash Allocation (2022)” means, for each Selling Shareholder, the amount determined by multiplying (A) the total number of Company Shares held by such Selling Shareholder as of immediately prior to the Acquired Companies Distribution by (B) the Per Share Earn-Out Consideration (2022).

“Earn-Out Consideration” means the sum of (A) the Earn-Out Consideration (2021) plus (B) the Earn-Out Consideration (2022); provided, however, in no event shall the Earn-Out Consideration exceed $50,000,000 in the aggregate.

“Earn-Out Consideration (2021)” means: (i) in the event there is no Change of Control prior to December 31, 2021, (A) $25,000,000, in the event the EBITDA Achievement Percentage (2021) is greater than or equal to 100%, (B) the amount determined by multiplying (1) $25,000,000 by (2) the EBITDA Achievement Percentage (2021), in the event the EBITDA Achievement Percentage (2021) is greater than or equal to 85% but less than 100%, or (C) zero, in the event the EBITDA Achievement Percentage (2021) is less than 85%; or (ii) in the event there is a Change of Control prior to December 31, 2021, the Accelerated Earn-Out Consideration.

“Earn-Out Consideration (2022)” means: (i) in the event there is no Change of Control prior to December 31, 2022, (A) $25,000,000, in the event the EBITDA Achievement Percentage (2022) is greater than or equal to 100%, (B) the amount determined by multiplying (A) $25,000,000 by (B) the EBITDA Achievement Percentage (2022), in the event the EBITDA Achievement Percentage (2021) is greater than or equal to 85% but less than 100%, or (C) zero, in the event the EBITDA Achievement Percentage (2021) is less than 85%; or (ii) in the event there is a Change of Control prior to December 31, 2022, the Accelerated Earn-Out Consideration.

“Earn-Out Dispute” has the meaning set forth in Section 1.3(d)(i).

“Earn-Out Dispute Notice” has the meaning set forth in Section 1.3(d)(i).

“Earn-Out End Date (2021)” has the meaning set forth in Section 1.3(a)(i).

“Earn-Out End Date (2022)” has the meaning set forth in Section 1.3(b)(i).

“Earn-Out Payment Date (2021)” has the meaning set forth in Section 1.3(a)(iii).

“Earn-Out Payment Date (2022)” has the meaning set forth in Section 1.3(b)(iii).

“Earn-Out Period” has the meaning set forth in Section 6.9.

“Earn-Out Resolution Period” has the meaning set forth in Section 1.3(d)(i).

“EBITDA” has the meaning set forth in the Agreed Accounting Principles.

“EBITDA Achievement Percentage (2021)” means the percentage determined by dividing (A) the EBITDA Actual Amount (2021) by (B) the EBITDA Projected Amount (2021).

“EBITDA Achievement Percentage (2022)” means the percentage determined by dividing (A) the EBITDA Actual Amount (2022) by (B) the EBITDA Projected Amount (2022).

“EBITDA Achievement Percentage (Change of Control)” means: (i) the percentage determined by dividing (i) the EBITDA Actual Amount (Change of Control) by (ii) the amount determined by multiplying (A) the EBITDA Projected Amount (Change of Control) by (B) the Change of Control Percentage.

“EBITDA Actual Amount (2021)” means the EBITDA achieved by e-TeleQuote for the twelve months ending December 31, 2021.

“EBITDA Actual Amount (2022)” means the EBITDA achieved by e-TeleQuote for the twelve months ending December 31, 2022.

“EBITDA Actual Amount (Change of Control)” means: (i) in the event a Change of Control occurs prior to December 31, 2021, the EBITDA for the period beginning on January 1, 2021 and ending on the date that is fifteen (15) days prior to the date of such Change of Control; or (ii) in the event a Change of Control occurs after December 31, 2021 but prior to December 31, 2022, the EBITDA for the period beginning on January 1, 2022 and ending on the date that is fifteen (15) days prior to the date of such Change of Control.

“EBITDA Projected Amount (2021)” means $90,400,000, representing the projected EBITDA for the twelve months ending December 31, 2021.

“EBITDA Projected Amount (2022)” means $118,200,000, representing the projected EBITDA for the twelve months ending December 31, 2022.

“EBITDA Projected Amount (Change of Control)” means: (i) the EBITDA Projected Amount (2021), in the event a Change of Control occurs prior to December 31, 2021; or (ii) the EBITDA Projected Amount (2022), in the event a Change of Control occurs after December 31, 2021 but prior to December 31, 2022.

“Effective Time” has the meaning set forth in Section 1.9(a).

“Eligible Shares” means, collectively, the Majority Shareholder Eligible Shares and the Minority Shareholders Total Eligible Shares.

“Employment Agreement” has the meaning set forth in Recital E of this Agreement.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, deed of trust, security interest, encumbrance, claim, option, right of first refusal, preemptive right, license, covenant not to sue or otherwise assert claims, title defect, easement, right of way, community property interest or restriction of any nature (including any restriction on the voting of any security or restriction on the transfer, use or ownership of any security or other asset).

“End Date” has the meaning set forth in Section 10.1(b).

“Enterprise Value” means six hundred million dollars (US$600,000,000).

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company, limited company or joint stock company), firm or other enterprise, association, organization or entity.

“Environmental Requirements” has the meaning set forth in Section 2.16.

“Equity Consideration Allocation” means, with respect to each Minority Shareholder, a number of Purchaser Shares equal to (a) the total number of Company Shares owned by such Minority Shareholder as of immediately prior to the Acquired Companies Distribution minus (b) the number of such Minority Shareholder’s Minority Shareholder Eligible Shares.

“Equity Interests” means (a) any shares of capital stock, (b) any membership interests or units, (c) any partnership interests, (d) any other interest or participation that confers on a Person the right to receive a unit of the equity, profits, losses, earnings or gains of, or distribution of assets of, the issuing entity (including any interest the value of which is in any way based on, linked to or derived from any such interest, including stock appreciation, phantom stock, profit participation or other similar rights), (e) any subscriptions, calls, warrants, options, purchase rights or commitments of any kind or character relating to, or entitling any Person or entity to Purchaser or otherwise acquire any interests described in clauses (a)-(d), (f) any interests convertible into or exercisable or exchangeable for any interests described in clauses (a)-(d), or (g) any other interest classified as an equity security of a Person.

“Equity Value” means an amount equal to (a) the Enterprise Value, minus (b) the Net Debt, plus (c) the Net Working Capital Excess, minus (d) the Net Working Capital Shortfall.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Subsidiary or other Entity that would, at any relevant time, be considered a single employer with the Company or any of its Subsidiaries within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Escrow Agent” means PNC Bank, N.A.

“Escrow Account” has the meaning set forth in Section 1.9(d)(ii).

“Escrow Agreement” has the meaning set forth in Section 1.9(c)(i).

“Escrow Amount” means an amount equal to $364,043.04.

“Escrow Contribution Amount” means, for each Minority Shareholder, an amount equal to the product obtained by multiplying (a) the Escrow Amount by (b) such Minority Shareholder’s Minority Pro Rata Share.

“Escrow Funds” means, as of any date of determination, the amount held in the Escrow Account.

“Escrow Portion of the Majority Shareholder Note” means an amount equal to $2,635,956.96.

“Estimated Closing Cash” has the meaning set forth in Section 1.4.

“Estimated Closing Indebtedness” has the meaning set forth in Section 1.4.

“Estimated Closing Statement” has the meaning set forth in Section 1.4.

“Estimated Company Transaction Expenses” has the meaning set forth in Section 1.4.

“Estimated Equity Value” means an amount equal to (a) the Enterprise Value, minus (b) the Estimated Net Debt, plus (c) the Estimated Net Working Capital Excess, minus (d) the Estimated Net Working Capital Shortfall.

“Estimated Net Debt” has the meaning set forth in Section 1.4.

“Estimated Net Working Capital” has the meaning set forth in Section 1.4.

“Estimated Net Working Capital Excess” means the amount, if any, by which the Estimated Net Working Capital exceeds the Net Working Capital Target.

“Estimated Net Working Capital Shortfall” means the amount, if any, by which the Net Working Capital Target exceeds the Estimated Net Working Capital.

“Estimated Per Share Closing Consideration” means the amount determined by dividing (A) the Estimated Transaction Value by (B) the number of Eligible Shares.

“Estimated Purchase Price” means the amount determined by multiplying (A) the number of Company Shares comprising the Eligible Shares by (B) the Estimated Per Share Closing Consideration.

“Estimated Transaction Value” means an amount equal to (a) the Estimated Equity Value multiplied by eighty percent (80%), minus (b) the Estimated Company Transaction Expenses, minus (c) the Expense Fund Amount.

“e-TeleQuote” has the meaning set forth in Recital B of this Agreement.

“ETQ HK” has the meaning set forth in Recital B of this Agreement.

“ETQ Limited” has the meaning set forth in Recital B of this Agreement.

“ETQ Nicaragua” has the meaning set forth in Recital B of this Agreement.

“Exchange Agent” has the meaning set forth in Section 1.10(a).

“Exchange Documents” has the meaning set forth in Section 1.10(b)(i).

“Exchange Fund” has the meaning set forth in Section 1.9(d)(i).

“Excluded Liabilities” means all Liabilities of the Company, whether arising prior to, at or following the Closing.

“Expense Fund” has the meaning set forth in Section 12.1(c).

“Expense Fund Amount” has the meaning set forth in Section 12.1(c).

“Expiration Date” has the meaning set forth in Section 11.1(a).

“Export Approvals” has the meaning set forth in Section 2.12(b).

“Final Closing Cash” has the meaning set forth in Section 1.5(e).

“Final Closing Indebtedness” has the meaning set forth in Section 1.5(e).

“Final Company Transaction Expenses” has the meaning set forth in Section 1.5(e).

“Final Equity Value” has the meaning set forth in Section 1.5(e).

“Final Net Debt” has the meaning set forth in Section 1.5(e).

“Final Net Working Capital” has the meaning set forth in Section 1.5(e).

“Final Per Share Closing Consideration” has the meaning set forth in Section 1.5(e).

“Final Purchase Price” has the meaning set forth in Section 1.5(e).

“Final Transaction Value” has the meaning set forth in Section 1.5(e).

“Financing” means any debt financing transactions entered into by Parent and/or Purchaser for the purpose of consummating the transactions contemplated by this Agreement (including any modifications, amendments, supplements or joinders in respect of Parent’s, Purchaser’s or their respective Affiliates’ existing credit facilities).

“Financing Sources” means the Persons (if any) that provide or consider providing the Financing to Parent and/or Purchaser, together with their Affiliates, officers, directors, employees,

agents and representatives involved in the consideration of such Financing and their respective successors and assigns.

“FLSA” has the meaning set forth in Section 2.15(a).

“Foreign Plan” has the meaning set forth in Section 2.15(s).

“Fraud” means common law fraud with the element of scienter.

“FTC” has the meaning set forth in Section 6.1(a).

“Funding Agreement” means the letter agreement dated August 30, 2019 between the Company and the Majority Shareholder pertaining to the Majority Shareholder’s rights and obligations with respect to the funding and forfeiture of Common Shares to Participants pursuant to the Company Restricted Share Plan.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“General Advertisement” has the meaning set forth in Section 5.9.

“General Cap” has the meaning set forth in Section 11.3(c).

“Good Reason” means, with respect to a given employee of a Purchaser Entity (including the Continuing Employees), in the absence of such employee’s written consent, the occurrence of any of the following: (i) a material diminution by such Purchaser Entity in such employee’s annual base salary or a material diminution in such employee’s target bonus opportunity as a percentage of such employee’s annual base salary; (ii) a material diminution in such employee’s authority, duties or responsibilities, provided that a change in such employee’s reporting relationship (in the absence of any other change which may constitute a material diminution in such employee’s authority, duties or responsibilities) shall not constitute “Good Reason”; (iii) such Purchaser Entity requiring such employee’s principal business location to be at any office or location more than 50 miles from such employee’s principal business location as of immediately prior to such relocation (other than to an office or location closer to such employee’s home residence); or (iv) any material breach of any employment agreement between such employee and such Purchaser Entity; provided, however, such employee’s employment may be terminated by such employee for Good Reason only if (x) an event or circumstance set forth in the clauses “(i)” through “(iv)” above shall have occurred and the employee provides such Purchaser Entity with written notice thereof within 90 days after the occurrence or existence of such event or circumstance, which notice shall specifically identify the event or circumstance that such employee believes constitutes Good Reason, (y) such Purchaser Entity fails to correct the circumstance or event so identified within 30 days after the receipt of such notice (the “Good Reason Cure Period”), and (z) such employee resigns within 30 days after the Good Reason Cure Period.

“Governmental Authorization” means any: (a) permit, license, approval, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any:  (a) multinational or supranational body exercising legislative, judicial or regulatory powers; (b) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (c) federal, state, local, municipal, foreign or other government; or (d) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court, arbitrator or arbitral tribunal (public or private) or other tribunal).

“Healthcare Laws” means all applicable laws, regulations, rules, and guidance relating to operation as a First Tier Entity and/or Downstream Entity as defined in 42 C.F.R. §§ 422.500(b) and 423.501, including without limitation: Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395 et seq. (the “Medicare Statute”); the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the Federal Civil False Claims Act, 31 U.S.C. §§ 3729-3733 (as amended); the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a; the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104 191), 42 U.S.C. §§ 1320d-1329d-9, as amended by the Health Information Technology for Economic and Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009, 42 U.S.C. §§17921-17953, any regulations promulgated thereunder, including 42 C.F.R. Part 410, 45 C.F.R. Part 160, 45 C.F.R. Part 162, and 45 C.F.R. Part 164, and similar state or local statutes or regulations governing the privacy or security of patient information (collectively, “HIPAA”); the Patient Protection and Affordable Care Act, Pub. L. No. 111-148, 124 Stat. 119 (2010) (as amended by Health Care and Education Reconciliation Act of 2010, Pub. L. 111-152, 124 Stat. 1029 (2010)); the requirements set forth at 42 C.F.R. Part 422, 42 C.F.R. Part 423, the Medicare Communication and Marketing Guidelines published by the Centers for Medicare and Medicaid Services; any implementing regulations or program guidance that has the force of law and any similar state laws and any state regulations or program guidance that has the force of law concerning kickbacks, false claims, civil monetary penalties, self-referrals, or requirements for contractors or subcontractors of entities participating in a Federal Healthcare Program (for purposes of this Agreement, “Federal Healthcare Program” shall by defined as it is in 42 U.S.C. § 1320a-7b(f)).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder.

“Improvements” has the meaning set forth in Section 2.8.

“Indebtedness” means, without duplication: (a) all obligations (including the principal amount thereof and the amount of accrued and unpaid interest thereon or, if applicable, the accreted amount thereof) of the Company and its Subsidiaries, whether or not represented by bonds, debentures, notes or other securities or instruments (whether or not convertible into any other security), for the repayment of money borrowed or in respect of loans or advances, whether owing to banks, financial institutions or any other Persons or on equipment leases or otherwise; (b) all deferred obligations of the Company and its Subsidiaries for the payment of the purchase price of property, assets or services purchased (other than accounts payable incurred in the ordinary course of business consistent with past practice); (c) all obligations of the Company and its Subsidiaries for payment amounts under a lease which is required to be classified as a capital lease under GAAP; (d) all outstanding reimbursement obligations of the Company and its Subsidiaries with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company or its Subsidiaries; (e) any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement of the Company and its Subsidiaries under entered into for the purpose of limiting or managing interest rate risks (valued on a market quotation basis); (f) all obligations secured by any Encumbrance existing on assets or property owned by the Company or its Subsidiaries, whether or not indebtedness secured thereby will have been assumed; (g) all guaranties, endorsements, assumptions and other contingent obligations of the Company and its Subsidiaries in respect of, or to Purchaser or to otherwise acquire, Indebtedness of others; (h) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such have accrued, but excluding any such amounts in respect of the Piper Jaffray Facility); and (i) all Deferred Revenues. For the avoidance of doubt, any item included in “Current Liabilities”, “Indebtedness”, or “Company Transaction Expenses” shall not be included in any other of such definitions, in each case, solely to the extent such item actually decreases the Purchase Price as a result thereof (it being understood and agreed that the intent of this sentence is to avoid duplication or “double counting” of the same liability hereunder).

“Individual Fraud” has the meaning set forth in Section 11.3(c).

“Information Security Program” means a written information security program that complies with Privacy Requirements and includes: (a) policies and procedures regarding Personal Data, and the Processing thereof; (b) administrative, technical and physical safeguards to protect the security, confidentiality, and integrity of any Personal Data owned, controlled, maintained, held, or Processed by the Company or its Subsidiaries or any third party operating on behalf of or at the direction of the Company or its Subsidiaries; (c) disaster recovery, business continuity, incident response, and security plans, procedures and facilities; and (d) protections against Data Breaches, Malicious Code, and against loss, misuse or unauthorized access to and Processing of Business Data, Company IT Assets and the systems of any Data Processor.

“Intellectual Property” means sales methodologies and processes, training protocols and similar methods and processes, algorithms, APIs, apparatus, business and marketing plans, circuit designs and assemblies, gate arrays, net lists, test vectors, design rules, models, databases, data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, proprietary information (including customer lists), protocols, schematics, specifications, Software, subroutines, techniques, user interfaces, domain names, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

“Intellectual Property Rights” means all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights and moral rights; (b) trademark, service mark, trade name, trade dress rights and similar rights with respect to other indicia of source, and the goodwill associated with any of the foregoing; (c) trade secret rights; (d) patent and industrial property rights; (e) other proprietary rights in Intellectual Property; (f) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above; and (g) together with, in each of clauses “(a)” through “(f)” above, all claims for damages by reason of past infringement, misappropriation or other violation thereof, with the right to sue for, and collect the same.

“Interim Balance Sheet Date” has the meaning set forth in Section 2.3.

“IRS” means the Internal Revenue Service.

“Key Business Partner” has the meaning set forth in Section 2.22.

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry, of a particular fact or other matter by any Person identified on Exhibit L. With respect to matters involving Intellectual Property, Knowledge of the Company does require that any Person identified on Exhibit L conduct or obtain any freedom-to-operate opinions or similar opinions of counsel or any Intellectual Property clearance or similar searches (but shall require that such Persons review such opinions or searches to the extent obtained by the Company, any of its Subsidiaries or their respective counsel on behalf of the Company or any of its Subsidiaries prior to the date hereof).

“Legal Proceeding” means any action, cause of action, appeal, petition, please, suit, complaint, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, regulatory, investigative or appellate proceeding), hearing, inquiry, audit, subpoena, civil investigative demand, examination, investigation, review, or similar event or occurrence commenced, threatened, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel or similar Person or Body.

“Legal Requirement” means any federal, state, local, municipal, foreign, supranational or other law, act, statute, constitution, treaty, principle of common law, directive, resolution, ordinance, code, edict, writ, decree, rule, regulation, judgment, ruling, manual, guidance, injunction or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, and any rule, regulation, manual, or operating or technical standard or guidance issued, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any payment system or association, or self-regulatory organization and including licensing or registration requirements.

“Letter of Transmittal” has the meaning set forth in Section 1.9(b)(i).

“Liability” means, without duplication, any debt, obligation, duty, expenses, commitment or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, disputed, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty, expenses, commitment or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty, expenses, commitment or liability is immediately due and payable.

“made available to Purchaser” means contained and accessible for a continuous period of at least three (3) Business Days prior to the date of this Agreement in the Virtual Data Room to which Purchaser and its designated Representatives had unrestricted access and notification rights during such period.

“Majority Shareholder” The Resource Group International Limited, an exempted Bermuda company.

“Majority Shareholder Closing Consideration” has the meaning set forth in Section 1.2(a).

“Majority Shareholder Distributed Interests” has the meaning set forth in Section 1.1(c).

“Majority Shareholder Eligible Shares” means 100% of the Company Shares held by the Majority Shareholder as of immediately prior to the Acquired Companies Distribution, including any Unvested Shares held by Non-Continuing Participants that are repurchased or caused to be forfeited by the Company prior to the Closing pursuant to Section 5.7 and returned to the Majority Shareholder as the funder of all Common Shares issued or reserved for issuance under the Company Restricted Share Plan, in each case in accordance with the terms of the Company Restricted Share Plan, the applicable Selling Shareholder’s Restricted Share Agreement and the Funding Agreement.

“Majority Shareholder Note” has the meaning set forth in Section 1.2(a).

“Majority Shareholder Note Amount” has the meaning set forth in Section 1.2(a).

“Malicious Code” has the meaning set forth in Section 2.9(l).

“Material Adverse Effect” means, with respect to the Company and its Subsidiaries, any change, event, effect, claim, circumstance or matter (each, an “Effect”) that (considered together with all other Effects) is, or would reasonably be likely to be or to become, materially adverse to: (a) the business, condition (financial or otherwise), assets and liabilities (taken together), capitalization, operations, results of operations, employees, management or performance of the Company or any of its Subsidiaries, taken as a whole; or (b) the ability of the Company to perform any of its material covenants or obligations under the Agreement. Notwithstanding the foregoing, the following changes and events shall not, either alone or in combination, be taken into account in determining whether a Material Adverse Effect has occurred: (i) any Effect to the extent attributable to any change in applicable Legal Requirements or GAAP or any interpretation thereof; (ii) any Effect to the extent attributable to changes in interest rates or economic, political, business or financial market conditions generally; (iii) any outbreak, escalation or acts of war or terrorism or sabotage or any weather-related event, earthquake, hurricane, tornado, fire, flood or other natural disaster or any material worsening of such conditions; (iv) any Effect to the extent attributable to conditions generally affecting the Medicare health insurance market or the economy as a whole; (v) any Effect to the extent attributable to pandemics, epidemics or other public health crises (including with respect to Coronavirus Disease 2019, any Effect occurring after the date hereof); (vi) any Effect to the extent attributable to the identity of Purchaser, including the announcement of this Agreement or the transactions contemplated hereby or actions taken (or omitted to be taken) at the prior written request of Purchaser or required to be taken or omitted, as applicable, by the express terms of this Agreement; and (vii) any failure by the Company and its Subsidiaries to meet projections, budgets or estimates of revenue or earnings for any period ending on or after the date of this Agreement (it being understood that the facts and circumstances giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect (except to the extent such facts or circumstances are excluded from being taken into account by clauses (i) through (v) above)); provided, further, the matters described in clauses (i), (ii), (iii), (iv) and (v) will be excluded only to the extent that such matters do not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated companies in the industry in which the Company and its Subsidiaries operate.

“Material Contract” has the meaning set forth in Section 2.11(a).

“Maximum Cap” has the meaning set forth in Section 11.3(c).

“Minority Pro Rata Share” means, for each Minority Shareholder, the quotient determined by dividing (i) the total number of Company Shares owned by such Minority Shareholder as of immediately prior to the Acquired Companies Distribution by (ii) the total number of Company Shares owned by all Minority Shareholders as of immediately prior to the Acquired Companies Distribution.

“Minority Shareholder” means each Selling Shareholder other than the Majority Shareholder (and collectively, the “Majority Shareholders”).

“Minority Shareholder Closing Consideration” has the meaning set forth in Section 1.2(b).

“Minority Shareholder Distributed Interests” has the meaning set forth in Section 1.1(a).

“Minority Shareholder Eligible Shares” means, with respect to each Minority Shareholder, the number of Company Shares determined by multiplying (a) the Minority Shareholders Total Eligible Shares by (b) such Minority Shareholder’s Minority Pro Rata Share.

“Minority Shareholders Total Eligible Shares” means an aggregate number of Company Shares equal to (x) eighty percent (80%) of the aggregate Company Shares issued and outstanding as of immediately prior to the Acquired Companies Distribution minus (y) the number of Majority Shareholder Eligible Shares.

“Net Closing Cash Allocation” means: (a) for the Majority Shareholder, a cash amount equal to (i) its Closing Cash Allocation minus (ii) the Majority Shareholder Note Amount minus (iii) its Pro Rata Share of the Adjustment Escrow Amount; and (b) for each Minority Shareholder, a cash amount equal to (i) such Minority Shareholder’s Closing Cash Allocation minus (ii) such Minority Shareholder’s Escrow Contribution Amount minus (iii) such Minority Shareholder’s Adjustment Escrow Contribution Amount.

“Net Debt” means (a) Closing Indebtedness minus (b) Closing Cash plus (c) two million dollars (US$2,000,000).

“Net Working Capital” means Current Assets minus Current Liabilities, as of the applicable date, all determined in accordance with the Agreed Accounting Principles.

“Net Working Capital Excess” means the amount, if any, by which the Net Working Capital exceeds the Net Working Capital Target.

“Net Working Capital Shortfall” means the amount, if any, by which the Net Working Capital Target exceeds the Net Working Capital.

“Net Working Capital Target” means negative two million three hundred thousand dollars US$(2,300,000).

“New Management Earn-Out Participant (2021)” each Person to whom New Management Earn-Out Shares (2021) are granted pursuant to Section 6.9(e).

“New Management Earn-Out Participant (2022)” each Person to whom New Management Earn-Out Shares (2021) are granted pursuant to Section 6.9(e).

“New Management Earn-Out Shares (2021)” has the meaning set forth in Section 6.9(e).

“New Management Earn-Out Shares (2022)” has the meaning set forth in Section 6.9(e).

“Non-Continuing Employee” means each (a) former employee of the Company or any of its Subsidiaries and (b) current employee of the Company or any of its Subsidiaries that is not a Continuing Employee.

“Non-Continuing Participant” means a holder of Common Shares issued pursuant to the Company Restricted Share Plan that ceases to be employed by e-TeleQuote or ceases to provide services to e-TeleQuote as an advisor, office, consultant or member of the board of directors, in each case at or prior to the Acquired Companies Distribution.

“Open Source Software” means any Software that is licensed pursuant to:  (a) any license that is a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); (b) any license to Software that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation; or (c) any Reciprocal License, in each case whether or not source code is available or included in such license.

“Order” means any order, writ, injunction, judgment, decree, ruling or award of any arbitrator or any court or other Governmental Body.

“Organizational Documents” means (a) the certificate of incorporation, memorandum of association and the bye-laws of a company, (b) the articles or certificate of incorporation and the bylaws of a corporation, (c) the certificate of formation or articles of organization and the operating or limited liability company agreement of a limited liability company, (d) the partnership agreement and any statement of partnership of a general partnership, (e) the limited partnership agreement and the certificate of limited partnership of a limited partnership, (f) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person, (g) any shareholder or similar agreement and (h) any amendment to or restatement of any of the foregoing.

“Owned IP” means all Intellectual Property and Intellectual Property Rights owned, or purported by the Company or any of its Subsidiaries to be owned, in whole or in part, by the Company or any of its Subsidiaries.

“Parent” has the meaning set forth in the introductory paragraph of this Agreement.

“Participant” means a holder of Common Shares issued pursuant to the Company Restricted Share Plan and such holder’s Restricted Share Agreement.

“Party” and “Parties” has the meaning set forth in the introductory paragraph of this Agreement.

“Per Share Closing Consideration” means the amount determined by dividing (a) the Transaction Value by (b) the number of Eligible Shares.

“Per Share Earn-Out Consideration (2021)” means: (i) the amount determined by dividing (A) the Earn-Out Consideration (2021) by (B) an amount equal to 101% of the total number of Company Shares outstanding as of the Effective Time, in the event the Earn-Out Consideration (2021) is greater than zero; or (ii) zero, Fin the event the Earn-Out Consideration (2021) is zero.

“Per Share Earn-Out Consideration (2022)” means: (i) the amount determined by dividing (A) the Earn-Out Consideration (2022) by (B) an amount equal to 101% of the total number of Company Shares outstanding as of the Effective Time, in the event the Earn-Out Consideration (2022) is greater than zero; or (ii) zero, in the event the Earn-Out Consideration (2022) is zero.

“Permit” means any permit, qualification, approval, license, authorization or registration granted by a Governmental Body.

“Permitted Encumbrance” means: (a) any restriction on the transfer of securities arising under applicable securities laws; (b) liens for Taxes not yet due and payable or the validity of which are being contested in good faith by appropriate proceedings by the Company or its Subsidiaries, in each case, for which adequate reserves have been established on the Company Financial Statements in accordance with GAAP; (c) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances arising or incurred in the ordinary course of business that are not yet due and payable and which are not, individually or in the aggregate, material to the business, operations, financial condition of the assets so encumbered by the Company; and (d) the Company IP Agreements set forth on Section 2.9(b) of the Disclosure Schedule (or any Company Contract Section 2.9(b) expressly excepts from being required to be set forth on Section 2.9(b) of the Disclosure Schedule).

“Person” means any individual, Entity or Governmental Body.

“Personal Data” means information relating to or reasonably capable of being associated with an identified or identifiable person, device, or household, including, but not limited to: (a) a natural person’s name, street address or specific geolocation information, date of birth, telephone number, email address, online contact information, photograph, biometric data, Social Security number, driver’s license number, passport number, tax identification number, any government-issued identification number, financial account number, credit card number, any information that would permit access to a financial account, a user name and password that would permit access to an online account, health information, insurance account information, any persistent identifier such as customer number held in a cookie, an Internet Protocol address, a processor or device serial number, or a unique device identifier; or (b) “personal data,” “personal information,” “protected health information,” “nonpublic personal information,” or other similar terms as defined by Privacy Requirements.

“Piper Jaffray Facility” means the credit facility pursuant to the Financing Agreement, dated October 19, 2017, as amended by the First through Third Amendments thereto, by and among the Company, e-Telequote, ETQ HK SPV, Inc., the lenders from time to time party thereto and Piper Jaffray Finance, LLC.

“Post-Closing Tax Period” means any Tax period other than a Pre-Closing Tax Period.

“Pre-Closing Period” has the meaning set forth in Section 5.1.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date, and, in the case of a Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Pre-Closing Taxes” means (a) all Taxes (or the non-payment thereof) of the Acquired Companies for all Pre-Closing Tax Periods (including, for the avoidance of doubt, any Taxes arising under Section 965 of the Code, whether or not payable prior to the Closing), (b) any and all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which the Acquired Companies (or any predecessor thereof) is or was a member prior to the Closing, including any liability for Taxes of another member pursuant to Treasury Regulation Section 1.1502-6 (or any analogous or similar state, local, or non-U.S. law or regulation), and (c) any and all Taxes of any Person (other than the Company and its Subsidiaries) imposed on the Acquired Companies as a transferee or successor, by Contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing.

“Preferred Shares” has the meaning set forth in Recital A of this Agreement.

“Privacy Requirements” means any and all applicable Legal Requirements, industry requirements, and Contracts relating to the Processing of Personal Data, including, but not limited to: (a) each Legal Requirement relating to the protection or Processing of Personal Data that is applicable to the Company, including as applicable, but not limited to: the Federal Trade Commission Act, 15 U.S.C. § 45; the CAN-SPAM Act of 2003, 15 U.S.C. § 7701, et seq.; the Telephone Consumer Protection Act, 47 U.S.C. § 227; the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); and the Health Information Technology for Economic and Clinical Health Act (“HITECH”); (b) each Contract relating to the Processing of Personal Data applicable to the Company; and (c) each applicable rule, code of conduct, or other requirement of self-regulatory bodies and applicable industry standards, including, to the extent applicable, the Payment Card Industry Data Security Standard (“PCI-DSS”).

“Pro Rata Share” means, for each Selling Shareholder, the percentage determined by dividing: (a) (i) in the event such Selling Shareholder is the Majority Shareholder, the number of Company Shares comprising the Majority Shareholder Eligible Shares or (ii) in the event such

Selling Shareholder is a Minority Shareholder, the number of Company Shares comprising such Selling Shareholder’s Minority Shareholder Eligible Shares; by (b) the total number of Company Shares comprising all the Eligible Shares. Notwithstanding the foregoing, the sum of the Pro Rata Shares for all Selling Shareholders shall always equal one hundred percent (100%).

“Processing”, “Process” or “Processed”, with respect to Business Data or Company IT Assets, means any collection, access, acquisition, storage, protection, use, recording, maintenance, operation, dissemination, re-use, disposal, disclosure, re-disclosure, destruction, transfer, modification, or any other processing (as defined by Privacy Requirements) of such Business Data or Company IT Assets.

“Producer” means any producer, broker, agent or other Person, including an employee of the Company or any of its Subsidiaries, responsible for writing, marketing, producing, soliciting, selling or servicing insurance contracts on behalf of the Company or any of its Subsidiaries prior to the Closing.

“Protected Communications” has the meaning set forth in Section 12.20.

“Purchase Price” means the amount determined by multiplying (a) the number of Company Shares comprising the Eligible Shares by (b) the Per Share Closing Consideration.

“Purchase Price Overpayment” has the meaning set forth in Section 1.6(b).

“Purchase Price Underpayment” has the meaning set forth in Section 1.6(a).

“Purchaser” has the meaning set forth in the introductory paragraph of this Agreement.

“Purchaser Closing Certificate” has the meaning set forth in Section 1.9(d)(vi).

“Purchaser Cure Period” has the meaning set forth in Section 10.1(e).

“Purchaser Entity” means Parent, Purchaser and their respective Affiliates (including, at or following the Closing, the Acquired Companies and each of their respective successors).

“Purchaser Indemnitees” means Parent, Purchaser, their respective Affiliates (including, at or following the Closing, the Acquired Companies), any holder of Equity Interests in Parent or Purchaser, and each of their respective current and former officers, directors, managers, agents, representatives, and, in each case, all of such Person’s respective heirs, executors, administrators, successors and permitted assigns.

“Purchaser Prepared Tax Returns” has the meaning set forth in Section 7.2(a).

“Purchaser Shares” means Purchaser’s common stock, with a par value of $0.01 per share.

“R&W Policy” means the stand-alone representation and warranty insurance policy for the benefit of the Purchaser Indemnitees obtained in connection with this Agreement, to be issued on a basis consistent with the binder and policy attached hereto as Exhibit M.

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon:  (a) the disclosure, distribution or licensing of any other Software (other than such item of Software as provided by a third party in its unmodified form); (b) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no charge; (c) a requirement that any other licensee of the Software be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any such other Software; (d) a requirement that such other Software be redistributable by other licensees; or (e) the grant of any patent rights (other than patent rights in such item of Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Software).

“Registered Intellectual Property” means any Intellectual Property Right that is registered, filed or issued (or for which an application is pending for registration, filing or issuance) under the authority of any Governmental Body (or, in the case of domain names, any authorized private registrar), including any: (a) patent registrations and pending patent applications, and patent disclosures; (b) trademarks registrations and pending trademark applications; (c) copyright registrations and copyright applications; and (d) Internet domain names.

“Released Parties” has the meaning set forth in Section 6.10(a)(i).

“Releasing Party” has the meaning set forth in Section 6.10(a).

“Representatives” means officers, employees, agents, attorneys, accountants, advisors, representatives and any member of the board of directors or managers (or similar body) of a Person.

“Resolution Period” has the meaning set forth in Section 1.5(c).

“Response Notice” has the meaning set forth in Section 11.5(b).

“Restricted Share Agreement” means a restricted share agreement by and between the Company and a holder of Common Shares issued pursuant to the Company Restricted Share Plan.

“Restrictive Covenant Agreement” has the meaning set forth in Section 1.9(b)(iii).

“Retained Escrow Amount” has the meaning set forth in Section 11.5(f).

“SEC” means the Securities and Exchange Commission.

“Section 1542” has the meaning set forth in Section 6.10(b).

“Section 280G Payments” has the meaning set forth in Section 6.4.

“Sellers’ Representative” has the meaning set forth in in the introductory paragraph of this Agreement.

“Sellers’ Representative Engagement Agreement” has the meaning set forth in Section 12.1(b).

“Sellers’ Representative Expenses” has the meaning set forth in Section 12.1(b).

“Sellers’ Representative Group” has the meaning set forth in Section 12.1(b).

“Selling Shareholder Group” has the meaning set forth in Section 12.20.

“Selling Shareholders” has the meaning set forth in the introductory paragraph of this Agreement.

“Selling Shareholders Repayment Shortfall” has the meaning set forth in Section 1.6(b).

“Shareholders Agreement” has the meaning set forth in Section 1.9(b)(ii).

“Social Media Terms” has the meaning set forth in Section 2.9(d).

“Software” means: (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code or other human-readable form; (b) descriptions, schematics, flow charts and other work product used to design, plan, organize and develop any of the foregoing; and (c) documentation, user manuals and training materials, relating to any of the foregoing.

“Special Management Incentive Plan” has the meaning set forth in Section 6.5.

“Special Management Incentive Plan Agreement” has the meaning set forth in Section 6.5.

“Specified Courts” has the meaning set forth in Section 12.8(b).

“Specified Representations” means: (a) the representations and warranties set forth in Section 2.1 (Due Organization; Organizational Matters), Section 2.2 (Capital Structure), Section 2.20 (Authority; Binding Nature of Agreement), Section 2.21(a) (Non-Contravention; Consents), Section 2.24 (Brokers), Section 3.1 (Organization, Power and Authority), Section 3.2 (Authorization), Section 3.4 (Non-Contravention), Section 3.5 (Company Shares) and Section 3.7 (Brokers), of this Agreement; and (b) the representations, warranties and certifications set forth in the Company Closing Certificate, in each case to the extent such representations, warranties, certifications, statements and information relate to any of the matters addressed in any of the representations and warranties specified in clause “(a)” of this sentence.

“Stipulated Amount” has the meaning set forth in Section 11.5(e).

“Straddle Period” means any taxable year or period beginning on or before and ending after the Closing Date.

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record:  (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least fifty percent (50%) of the outstanding equity, voting, beneficial or financial interests in such Entity. For purposes of this Agreement, each of ETQ Limited and ETQ Nicaragua shall be deemed to be Subsidiaries of the Company.

“Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, escheat or abandoned property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, and any interest, penalty, or addition relating thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Claim” has the meaning set forth in Section 7.2(d).

“Tax Expiration Date” has the meaning set forth in Section 11.1(c).

“Tax Liability Amount” means the Pre-Closing Taxes of the Acquired Companies determined as of the Effective Time.

“Tax Representations” means the representations and warranties made by the Company set forth in Section 2.14.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes filed or required to be filed with a Governmental Body, including any schedule or attachment thereto, and including any amendment thereof.

“Terminated Plans” has the meaning set forth in Section 6.3.

“Third-Party Claim” has the meaning set forth in Section 11.6.

“Trade Laws” has the meaning set forth in Section 2.12(b).

“Transaction Documents” means the Distribution Agreement, the Majority Shareholder Note, the Letter of Transmittal, the Shareholders Agreement, the Restrictive Covenant Agreement, the Escrow Agreement, the Paying Agent Agreement, the Director and Officer Resignations, the Special Management Incentive Plan, the Special Management Incentive Plan Agreement, the Agreed Accounting Principles, the Employment Agreement and each of the other agreements, certificates, documents and instruments contemplated hereby and thereby, including all Schedules, Annexes and Exhibits hereto and thereto.

“Transaction Value” means an amount equal to (a) the Equity Value multiplied by eighty percent (80%), minus (b) the Company Transaction Expenses, minus (c) the Expense Fund Amount.

“Transfer Taxes” has the meaning set forth in Section 7.1(b).

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Unaudited Interim Balance Sheet” has the meaning set forth in Section 2.3.

“Unvested Shares” means Common Shares issued pursuant to the Company Restricted Share Plan that are outstanding but not vested pursuant to a Participant’s Restricted Share Agreement after giving effect to any acceleration specified therein in connection with the transactions contemplated by this Agreement.

“Virtual Data Room” means the virtual data site established by or on behalf of the Company in connection with the transactions contemplated by this Agreement, maintained at etq.securedocs.com and entitled “Project Elkhorn.”

“Waived Benefits” has the meaning set forth in Section 6.4.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988 or any similar Legal Requirement